No. 82-1209

GGL DIAMOND CORP.


SEC MAIL PROCESSING
RECEIVED
APR 10 2006
WASH. D.C.
SECTION

ANNUAL REPORT 2005

Cover page:

Pictured on the cover is a 0.83 carat colourless clear textrahexahedroid diamond from the Doyle Kimberlite Sill. The size of each square behind the diamond is approximately one millimetre in width.

Directors' Report to Shareholders

March 24, 2006

Dear Shareholders:

GGL has had an eventful year during which we have advanced our opportunities to find diamond deposits in Canada's Northwest Territories.

GGL now holds a 100% interest in over 400,000 acres of mineral claims and leases, and a 40% carried interest in another 15,351 at Doyle Lake. Work on long-standing properties and existing claims has continued in the past 12 months, and we have acquired new properties having significant promise.

With a large portfolio of targets ready to drill and work progressing to identify more, we believe GGL has a good statistical chance to find a deposit having the potential to become a diamond mine. We are mobilizing drill crews for the 2006 spring exploration program as we write.

The Doyle kimberlite sill has now been proven to contain high-quality, colorless, very transparent, gem quality diamonds. This is a positive outcome that requires a continuing program of exploration to evaluate the economic potential of the kimberlite. We view the Doyle kimberlite body as sharing many characteristics of the early stages of exploration of the Snap Lake kimberlite sill, now only a year away from being a producing mine for De Beers Canada Inc.

At Fishback, last year's drilling intersected alteration that is typically produced above kimberlite-like intrusives. Furthermore, the presence of kimberlite indicator minerals in the alteration is prime evidence that the intrusive is kimberlite.

The acquisition of the New Century Project in the Doyle area has brought the Company a series of diamondiferous kimberlite sheets known as the MZ kimberlites, which hold exploration promise for economic deposits. Also in the New Century Project a "pipe"-shaped geophysical target at least 200m in diameter is scheduled to be drilled this spring, while additional kimberlite targets will be evaluated for this and next year's drill program.

The CH project offers us a number of selected targets, identified through a number of techniques. Some will be drilled this year, while others require additional ground surveys prior to drilling.

Last year we signed on with an investor relations firm to help us tell our story to both North American and European investors and we have broadened our shareholder base through these efforts.

On behalf of the Board of Directors and all shareholders, I want to express our appreciation to our team of professionals and consultants who are the envy of many of our fellow explorers. We owe them a great deal.

We appreciate, as always, the ongoing support and loyalty of many of our long-standing shareholders, and we welcome many new shareholders of GGL. We hope to have more good news to share in the coming months.

On behalf of the Board,

Raymond A. Hrkac
President and Chief Executive Officer

GGL DIAMOND CORP.

Management Discussion and Analysis

FOR THE TWELVE MONTHS ENDED NOVEMBER 30, 2005
INFORMATION AS OF MARCH 24, 2006 UNLESS OTHERWISE STATED

The following discussion of the results and financial position of the Company for the year ended November 30, 2005 should be read in conjunction with the November 30, 2005 Consolidated Financial Statements and related notes.

From its founding in 1981, the Company has been engaged in the acquisition and exploration of mineral properties in North America. In the years up to 1992, the exploration focus was on gold and copper-gold prospects. As a result, the Company retains ownership of a gold-copper property in British Columbia, Canada, and has a gold property under option in Nevada, USA.

Since 1992, the Company's primary focus has been on exploring for diamonds on the Slave Craton in the Northwest Territories of Canada. At present, the Company has a 100% interest in 401,896 acres of mineral claims and leases and a 40% carried interest (De Beers Canada Inc. 60%) in leases containing 15,351 acres.

GENERAL

The Company is a junior mineral exploration company listed on the TSX Venture Exchange and engaged in the acquisition, exploration and development of mineral properties. It has not yet determined whether its properties contain mineral reserves that are economically recoverable. The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company's ability to continue its operations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. In order to continue developing its mineral properties, management is actively pursuing such additional sources of financing; however, in the event this does not occur, there is doubt about the ability of the Company to continue as a going concern. The Financial Statements and the discussion and analysis of the financial condition, changes in financial condition and results of operations of the Company for the years ended November 30, 2005 and 2004 do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

The amount of the Company's administrative expenditures is related to the level of financing and exploration activities that are being conducted, which in turn may depend on the Company's recent exploration experience and prospects, as well as the general market conditions relating to the availability of funding for exploration-stage resource companies. Consequently, the Company does not acquire properties or conduct exploration work on them on a pre-determined basis and as a result there may not be predictable or observable trends in the Company's business activities and comparisons of financial operating results with prior years may not be meaningful.

The economics of developing mineral properties are effected by many factors, including the cost of operations, variations of grade of ore discovered, fluctuations in mineral markets, goods and services, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting goods and services and environmental regulations. Depending on the price of minerals discovered and potentially mined, the Company may determine it is neither profitable nor competitive to acquire or develop properties, or commence or continue commercial production. Diamond exploration and development is unique in the mining industry in that diamonds are substantially more difficult and expensive to find and develop than other commodities. The valuation of rough diamonds

requires specialized experience and knowledge and the distribution and sale is limited to established diamond houses and brand names for either the diamonds or jewellery retail outlets.

Mineral Properties and Deferred Exploration Costs

	Balance November 30 2004	2005 Property Cost Additions	2005 Exploration Cost Additions	2005 Written Off	Balance November 30 2005
Doyle Lake	$ 943,269	$ 4,361	$ 1,168,284	$ -	$ 2,115,914
Fishback Lake	743,943	-	272,373	-	1,016,316
CH	5,646,033	-	990,566	(124,270)	6,512,329
Happy Creek	917,915	-	9,005	-	926,920
McConnell Creek and other	1,428,007	170	51,223	-	1,479,400
	$ 9,679,167	$ 4,531	$ 2,491,451	$ (124,270)	$ 12,050,879

	Balance November 30 2004	2005 Additions	2005 Written Off	Balance November 30 2005
Mineral property costs	$ 536,421	$ 4,531	$ (4,618)	$ 536,334
Deferred exploration costs	9,142,746	2,491,451	(119,652)	11,514,545
	$ 9,679,167	$ 2,495,982	$ (124,270)	$ 12,050,879

DIAMOND PROPERTIES

Diamond Exploration, Slave Craton, Northwest Territories, Canada

The Point Lake kimberlite pipe was found in 1991; since then over 300 kimberlite bodies have been discovered on the Slave Craton, an area approximately 400 km by 600 km. When compared to other cratons in the world, it is apparent that many more kimberlite bodies remain to be found. Today there are two producing diamond mines: the Ekati Mine and the Diavik Mine, which, together, have made Canada the world's third largest diamond producer by value, surpassing South Africa. In March of this year, Tahera Diamond Corp. is expected to start production, followed in 2007 by Snap Lake and several years later by Gahcho Kue, the latter two being brought into production by De Beers Canada Inc. ("De Beers"). The Slave Craton has proven to be one of the world's premier diamond-bearing cratons and a prime area to explore for diamonds.

Doyle Lake, Southeast Slave Craton

The Company has three projects in the Doyle Area, including the 100%-owned mineral claims and leases containing the Doyle diamond-bearing kimberlite sill, known as The Doyle Project. A second set of leases recently acquired from De Beers, Mountain Province Diamonds Inc. ("MPV"), and Camphor Ventures Inc. (subject to a total royalty of 1.5% of net returns), are known as The New Century Project. The remaining six mineral leases from the original joint venture with De Beers are referred to as the De Beers Doyle JV; these leases adjoin the leases containing the Gahcho Kue diamond deposit.

The Doyle Project

The Doyle Project consists of 27 mineral leases and eight mineral claims and fractional claims that contain a total of 37,165 acres. Five mineral claims are being taken to lease this year. The Doyle Project area is adjoined by claims held by Diamondex to the west, Diamonds North/Southern Era to the south, Diamondex/Majescor to the east and the De Beers Doyle JV and the New Century Project to the north.

Between 1993 and 1995, two main kimberlite indicator mineral trains and several minor trains were located. One of the trains, which contained high indicator mineral counts per sample (up to 750 grains), was termed the "Gravy Train". In 1996, an evaluation of garnets recovered from heavy mineral surface sampling determined that the source of the garnets should be significantly diamondiferous, and hence worth finding (School of Earth Sciences, Macquarie University, Australia). A similar evaluation of garnets was made by Monopros (De Beers) in 1997, but at that time, the garnets were obtained from the kimberlite itself, which had been located by drilling in late August of 1996 (the Doyle kimberlite sill). This evaluation concluded that the garnets indicate high economic potential for the kimberlite (The Ni-Thermometry and Trace Element Geochemistry of the Garnets from the GGL sill).

In late 2003, De Beers undertook a mineral chemistry analysis of garnets obtained by the 2003 drilling program, and concluded "that the current samples contain garnets and spinels whose chemistries indicate significant sampling of a depleted and potentially diamond-bearing mantle. Ilmenite (a kimberlite indicator mineral) chemistry from the current samples suggests an environment conducive to diamond preservation (reducing conditions) whereas previous ilmenite mineral chemistry indicates a more oxidizing environment, suggesting "internal variation in the chemical character of the melt". This latter conclusion is important as it suggests that the diamond grade within the kimberlite could vary within the kimberlite itself, where variations in texture and appearance and microdiamond counts per kilogram also varied from drill hole to drill hole. All of these factors forewarned that an evaluation of diamond grade would require a number of sample sites from the kimberlite.

In August and September of 2005, a 45.5 tonne mini-bulk sample was taken from a single surface pit located at the northeastern edge of the kimberlite at the sub-outcrop of the sill. As this was to be a summer sample, it was important that the site chosen be relatively dry, and for budget considerations, that the kimberlite was close to the surface. Although there are no lakes in the area, other potential sites near the sub-outcrop of the kimberlite would best be done in the frozen conditions of winter. The site chosen had a total of 4 metres of overburden and granite before reaching the kimberlite, which at this location is 3.8 metres thick.

The sample was analysed by Ashton Mining of Canada Inc. at its North Vancouver laboratory where it underwent standard crushing, washing, dense media separation (DMS) and recovery of commercial-sized diamonds.

The 45.5 tonne kimberlite sample was divided into three sub-samples. The following Table was provided by Ashton's laboratory and summarizes the DMS diamond results by sub-sample, expressed in Tyler Sieve distribution.

DMS Sample	Measured Weight (kg)	Number of Diamonds						Total No. of Diamonds +1.18-6.7 mm	Total Carat Wt. +1.18-6.7 mm	Est. Diamond Content (+1.18) (cpht)
		+0.85-1.18 mm	+1.18-1.7 mm	+1.7-2.36 mm	+2.36-3.35 mm	+3.35-4.75 mm	+4.75-6.7 mm			
11104	16142.5	6	19	6	0	1	0	26	2.355	14.59
11105	15740.5	2	14	9	0	1	0	24	2.020	12.83
11106	13643.5	3	20	7	2	0	0	29	1.780	13.05
TOTAL	45526.5	11	53	22	2	2	0	79	6.155	13.52

Howard Coopersmith, P. Geol., a diamond consultant and Qualified Person observed portions of each DMS treatment and diamond recovery procedure. He stated that the sample results reported are of high integrity and are believed to accurately represent the sampled kimberlite. Diamond recovery results returned a composite total of approximately 6.2 carats of commercially sized diamonds from 45.5 tonnes of sample material, for a calculated grade of 0.135 carats per tonne. Mr. Coopersmith described the largest diamonds as a 1.25 carat off-white industrial stone and a 0.83 carat colourless clean crystal of high gem value. He reported that the sample produced a modest grade of diamonds and significant commercial stones from a small tonnage.

Felix Kaminsky, Ph.D., P. Geo., has reviewed the results of the mini-bulk sample, and in his preliminary interpretation, has made the following observations. The initial diamond grade of the kimberlite was probably high. The grade of the sample is low due to resorption of the diamonds and consequent loss of mass. There are a larger proportion of gem quality stones than is usually found in diamond deposits and the quality of the Doyle diamonds is high.

Kimberlite sheets, either vertical or inclined, often contain "blows" where thickness and thus tonnage potential increases. At Snap Lake, for example, this thickening was encountered at an inclined depth of 1 km surrounded by areas that tapered off to less than one metre thick. The Doyle kimberlite has been traced for 2 km along strike and remains open to further extension. We have only one section of drill holes showing that the inclined depth extends to at least 820 metres, and further drilling is required to evaluate the potential for "blows". The thickness of drill intersections to date, average 2 metres, compares favourably with the early work at Snap Lake.

Unlike Snap Lake where the kimberlite is unusually uniform in appearance, the Doyle kimberlite varies and therefore additional drilling is also required to evaluate indicator mineral and microdiamond results. A bulk-sampling program for next winter would be guided by the drilling planned for 2006.

A possible second kimberlite sheet has been found in one drill hole close to and east of the Doyle kimberlite and will also require exploration by drilling.

The sources of the other kimberlite trains at Doyle have yet to be found and form part of the exploration program.

De Beers Doyle JV, De Beers 60%, GGL 40% (carried interest)

Under an agreement dated May 25, 1995, De Beers earned a 60% interest in the Doyle Lake properties. To date, De Beers has spent $7.5 million on these claims. De Beers has retained the LA 4 to LA 9 claims and the fractional claims Extra 2 to Extra 4 inclusive (the "Doyle Leases"), while the remaining LA claims were returned 100% to GGL.

De Beers is required to maintain responsibility for a portion of the surface occupied by the leases under its permits for the development of the Gahcho Kue diamond deposit and does not plan to proceed with exploration on the Doyle Leases. However, GGL believes there is room for exploration without detriment to the permit areas.

As the De Beers JV area contains a number of drill-ready targets, the Company has approached De Beers to see if one or more of these can be made available for drilling this spring. At this time, an agreement is being prepared, under which De Beers will return the LA 4 mineral lease to GGL, but will retain a 1% royalty on any discovery made by GGL. De Beers will also have access to surface areas required for the Gahcho Kue development. Two drill-ready targets are on LA 4 and the Company plans to drill the targets this spring. A drill is nearby on the Doyle Project and arrangements under way to obtain drill crews for the project. The targets are called the T Bone and the Quail.

The New Century Project

GGL's exploration team has been evaluating the digital data received to date from De Beers for the exploration work completed on the 51,109 acres that comprise the "New Century Project". This Project includes 21 mining leases acquired from MPV, Camphor Ventures Inc., and De Beers. The leases are subject to Royalty Agreements, in which royalties total 1.5% of net returns (gross revenues less permissible deductions). The Company has agreed to keep the leases in good standing and submit three yearly lease rental period payments to the NWT Mining Recorders Office; the first lease rental payment of $51,109 has been made.

Seventeen of the acquired leases extend approximately 15 km west and 8 km north of the adjoining LA 1 mineral lease of The Doyle Project. Two of the acquired leases are centered 5 km north of the Gahcho Kue diamond deposit currently being prepared for production by De Beers, and adjoin the leases containing them. The last two acquired leases are north of and adjoin the leases containing the diamondiferous Kelvin and Faraday kimberlite bodies. A preliminary view of the data received to date indicates that all of the acquired leases have exploration potential to find new kimberlites.

The acquired leases contain the MZ Lake Kimberlite sheets (shallow dipping sheet-like kimberlite bodies). Four separate kimberlite sheets have been discovered by drilling and all are diamondiferous. One of the kimberlite sheets has been traced for 1 km along strike, although at this time, little is known about the extensions to depth. The kimberlite intersected in drill holes varies from 7 cm to 2.19 m with the largest combined kimberlite intersection of 3.49 m in one drill hole. In drill hole MPV-01-73, 27 microdiamonds and 1 macrodiamond were recovered from just 5 kg, a most encouraging result. The MZ system of kimberlite sheets is being evaluated as information is received from De Beers. Once all the information is obtained, a drill program to continue the evaluation of the MZ area will be formulated.

A geophysical software program designed to assist in the interpretation of EM surveys, has modeled a kimberlite target 200 m in diameter in New Century Lake. The target is supported by kimberlite indicator minerals and a drill program is being planned to test this target this spring. A number of areas have been identified for follow up exploration.

In the Doyle area, up to eight ground geophysical surveys are planned to further evaluate targets for the planned spring drill program. These surveys are directed to finding kimberlite pipes.

Fishback Project, Southwest Slave Craton

The Fishback property, consisting of claims and leases that together contain 36,664 acres, is located 65 km northwest of Yellowknife.

Beginning at the end of January, the 2006 exploration program consisted of a ground gravity survey over an area of the lake containing the "Big Hole", which had not been covered by the previous ground gravity survey, and an airborne geophysical survey over all of the claims and leases. Both surveys were completed in February and results are awaited.

The previous ground gravity survey outlined a gravity low, the center of which will be drilled this spring if contractors can deliver the required drill and crews and if ice conditions permit. Drill hole FB-05-11 drilled in 2005 on a portion of the gravity low and coincident EM conductor encountered alteration containing kimberlite indicator minerals. The planned drill program will target the kimberlite indicated by the alteration.

Additional drill targets may be identified when the results of the 2006 geophysical surveys are received.

Properties In The Central Slave Craton

On the basis of results from indicator mineral sampling, drill targets have been identified on the Courageous, Seahorse/Shoe, Starfish, Zip, Winter Lake North, Winter Lake South and BP claim areas within the CH Project Area. The Company plans to continue drilling as funds permit and expects the next drill program to begin on or before May 2006. The diamond drill has remained on the Zip property in anticipation of spring drilling.

Between August 27th and September 17, 2005, five targets were selected for drilling on the basis of indicator mineral trains and geophysical anomalies. One target was drilled on the Starfish properties and four targets drilled on the Zip property. The Starfish and Zip properties are part of the larger CH Project area, located 270 kilometers north northeast of Yellowknife.

On the Starfish property, vertical drill hole CH 05-013, testing a land-based magnetic anomaly, encountered mafic magnetic gneissic rocks within a rock assemblage of granites, gneisses and pegmatites. The magnetite content of the rocks explains the magnetic anomaly drilled.

On the Zip property, four targets were tested. The first was target ZI 03-A018, a geophysical anomaly in a lake up ice from a strong indicator mineral train. It was tested by a 45 degree-angle hole drilled from the shore of the lake to a depth of 161 m. The hole encountered metavolcanic rocks containing up to 25% of sulphides consisting of magnetic pyrrhotite, the likely cause of the geophysical anomaly.

The second target drilled on the Zip property was a large, approximately 250 m x 250 m, resistivity low anomaly within a deep lake, with good indicator mineral support leading to the lake shore. The attempt to drill this target, ZI 05-A181, with a 45 degree drill hole from shore was not successful as the drill was unable to deal with the thick amount of overburden and the hole was abandoned at 42.7 m without entering bedrock. A second attempt to drill this target, but with a vertical hole from the ice is planned for the winter season and the drill has been left near the site for this purpose.

The third target drilled, ZI 03-A062 at –45 degrees from shore under a lake encountered clay and massive pyrrhotite, explaining the geophysical anomaly but leaving the source of the indicator minerals open for further exploration

The fourth and last target drilled, ZI 05-A179, was targeted on a resistivity conductor at a break in a diabase dike; 27 metres of overburden was encountered in a vertical drill hole after the first attempt to drill an angle hole was abandoned in overburden due to the limitations of the drill. Bedrock consisted of dolomite overlying aplite. The clay rich overburden was the likely cause of the resistivity anomaly.

The Zip property has yielded samples containing large numbers of kimberlite indicator minerals with diamond stability field chemistry. The presence of sulphides within the metasediment and metavolcanic rocks in the area produces many geophysical anomalies. To determine the source of the indicator mineral samples, more detailed sampling is required. An additional 37 samples were collected from the CH project area in the fall of 2005.

GOLD PROPERTIES

McConnell Creek Gold/Copper Property, British Columbia, Canada

This 100% owned property was the first property acquired by the Company in 1981. Since that time the property has been explored by the Company and by two major mining companies. The last of these was Placer Dome in 1990. At that time the commodity markets were not strong and in 1992, the new NDP government discouraged the development of resources. Now times and politics have changed for the better, and a fresh look at this property is warranted.

The property contains significant gold values within a favourable structure and geological setting. Gold indications along the shear structure in basic rocks flanked by granitic intrusives extend for 10 km. The mineral property, including a new mineral tenure staked in 2005, consists of 4,878 hectares.

In 1991, Stan Hoffman, an experienced and well known consulting geochemist, recognized the significant copper potential of the McConnell property that was defined by soil geochemical surveys completed by Placer Dome in 1990. At that time, the low price of copper precluded a follow up program. Now the demand for copper has increased and with it the value of copper, to such an extent that the copper potential of the property, which is separate from the gold potential, deserves a second look. The Company had archived the pulps from the Placer Dome soil samples which had been analyzed for only six elements.

During the last quarter of 2005, 1,596 of these samples were re-run at Acme Analytical Laboratories Ltd. The analytical results, compiled by consultant Paul W. Richardson, Ph.D., P. Eng., has substantiated the significant copper potential of the McConnell property and Dr. Richardson has recommended that the remaining archived samples be submitted for analysis and that the area of the soil geochemical surveys be extended.

The McConnell property is located 15 km southeast of the Kemess South operating open pit copper mine.

Happy Creek Project, Nevada, USA

The Happy Creek epithermal gold-silver prospect is under option by the Company. In 1998 Meridian Gold Company completed a drill program on the property and returned the claims to GGL. Meridian had optioned the property on the basis of a fluid inclusion study completed on surface samples. The results of the fluid inclusion studies were highly favourable for gold deposition. The holes drilled by Meridian intersected the quartz zone at depth but as gold was not found, ended the program. Fluid inclusion studies of the quartz zones intersected in the drill holes were not done. This quarter the drill samples were taken from storage and sent out for fluid inclusion studies.

If the results from these studies continue to support gold deposition a deeper drill program will be required.

Trends

The Company's financial success is dependent upon the discovery of properties which could be economically viable to develop. Such development could take years to complete and the resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company's control, such as the market value of the products produced.

Other than as disclosed herein, the Company is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect on the Company's sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Competitive Conditions

The resource industry is intensively competitive in all of its phases. The Company competes with other mining companies for the acquisition of mineral claims and other mining interests as well as for the recruitment and retention of qualified employees and contractors. There is significant and increasing competition for a limited number of gold and other resource acquisition opportunities and as a result, the Company may be unable to acquire suitable producing properties or prospects for exploration in the future on terms it considers acceptable. The Company competes with many other companies that have substantially greater financial resources than the Company.

The Company may, in the future, be unable to meet its obligations under agreements to which it is a party and the Company may have its interest in the properties subject to such agreements reduced as a result.

Environmental Factors and Protection Requirements

The Company conducts exploration and development activities in the Northwest Territories, Nevada and British Columbia. All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. There is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or to preclude entirely the economic development of a property. Environmental hazards may exist on the properties which are unknown to the Company at present which have been caused by previous or existing owners or operators of the properties.

The approval of new mines on federal lands in Canada is subject to detailed review through a clearly established public hearing process, pursuant to the Federal Canadian Environmental Assessment Act. In addition, lands under federal jurisdiction are subject to the preparation of a costly environmental impact assessment report prior to the commencement of any mining operations. These reports entail a detailed technical and scientific assessment as well as a prediction of the impact on the environment and proposed development. Further, under such review process, there is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all.

Provincial mining legislation establishes requirements for the decommissioning, reclamation and rehabilitation of mining properties in a state of temporary or permanent closure. Such closure requirements relate to the protection and restoration of the environment and the protection of public safety. Some former mining properties must be managed for long periods of time following closure in order to fulfill closure requirements. The cost of closure of mining properties and, in particular, the cost of long-term management of mining properties can be substantial. The Company intends to progressively rehabilitate its mining properties during their period of operation, should any properties become operational, so as to reduce the cost of fulfilling closure requirements after the termination or suspension of production.

The Company has adopted an environmental policy designed to ensure that it continues to comply with or exceeds all environmental regulations currently applicable to it. All of the Company's activities are in compliance in all material respects with applicable environmental legislation. The Company is engaged in exploration with nil to minimal environmental impact.

Risk Factors

The Company is subject to a number of risk factors due to the nature of its business and the present stage of development. The following risk factors should be considered:

Mineral Exploration and Development

The Company's properties are in the exploration stage. Development of the Company's properties will only proceed upon obtaining satisfactory exploration results. Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that mineral exploration and development activities will result in the discovery of a body of commercial diamonds on any of the Company's properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineralized deposits.

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programs. Although the Company will, when appropriate, secure liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liability and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Economics of Developing Mineral Properties

Substantial expenditures are required to establish reserves through drilling, to develop processes to extract diamonds and gold and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Commodity Prices

The Company's revenues, if any, are expected to be in large part derived from the mining and sale of diamonds and gold or interests related thereto. The price of diamonds has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of diamond substitutes, diamond stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on the price of diamonds, and therefore the economic viability of the Company's operations cannot accurately be predicted.

Title

There is no guarantee that title to properties in which the Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.

Governmental Regulation

Operations, development and exploration on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such

regulations, if any, will not adversely affect the Company's operations. Changes in such regulations could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

Exploration on the Company's properties requires responsible best exploration practices to comply with Corporation policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province or territory in which it is carrying out work. Mineral exploration primarily falls under provincial and territorial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters. In addition, new laws or regulations governing operations and activities of mining companies could have a material adverse impact on any project in the mine development stage that the Company may possess.

Aboriginal Rights

Aboriginal rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral claims in which the Company has an interest. The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Management

The success of the Company depends to a large extent on its ability to retain the services of its senior management and key personnel. The loss of their services may have a material, adverse effect on the Company.

Conflicts of Interest

Certain officers and directors of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

Limited Operating History: Losses

The Company has experienced, on a consolidated basis, losses in all years of its operations. There can be no assurance that the Company will operate profitably in the future, if at all. As at November 30, 2005, the Company's deficit was approximately $13,057,138.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance,

underlying asset values or prospects of such companies. In particular, during the financial year ended November 30, 2005, the per share price of the Company's shares fluctuated from a high of $0.28 to a low of $0.14. There can be no assurance that continual fluctuations in price will not occur.

Shares Reserved for Future Issuance: Dilution

As at November 30, 2005, there were 5,366,000 stock options outstanding pursuant to which shares may be issued in the future, all of which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors.

Overall performance/results of operations

As at November 30, 2005, the Company had incurred exploration costs on mineral properties of $2,491,451 (charter aircraft $663,436; drilling, excavating and sampling $736,003; licences, recording fees and lease payments $116,107; salaries and wages $131,597; surveys $76,672; technical and professional services $371,260; transportation $119,403 and project supplies of $276,973). Exploration costs for the year ended November 30, 2005 are higher than 2004 by $38,591, an increase of 1.57%. All exploration costs were higher in 2005 than 2004 except for surveys and transportation. A large airborne and ground survey was completed in 2004, therefore a smaller survey was performed in 2005. Transportation costs decreased due to personnel staying at the Company owned camp site instead of paying third parties for camp rentals. The cost for drilling, excavating and sampling and project supplies increased in 2005 due to the Doyle mini bulk sample program which collected approximately 45 tonnes of samples. The increase in licences, recording fees and lease payments was for lease rental payments paid for the Doyle (including the New Century leases) and Fishback Lake claims that have gone to lease in 2004 and 2005.

On a per project basis, the Company spent the $2,491,451 exploration costs as follows: $990,566 on the CH project, $1,168,284 on the Doyle Lake project, $51,223 on the McConnell Creek, $9,005 on the Happy Creek Gold/Silver Property, and $273,373 on the Fishback Lake Property.

The Company reported a net loss of $969,649 for the year ended November 30, 2005 compared to a net loss of $1,244,264 for the year ended November 30, 2004 (a decrease of 22% from 2004 to 2005). General administration expenses for the year ended November 30, 2005 were $809,057 compared to $848,219 for the year ended November 30, 2004 (a decrease of 4.6% from 2004 to 2005). The decrease in general administration expenses was primarily due to a decrease in stock based compensation (2005 - $250,957; 2004 - $430,744). Stock based compensation decreased due to a change in the risk free rate and a shorter exercise period for one of the options granted. Both consulting fees and office expenses increased in 2005 due to an increase in office of personnel, creation of new corporate logo and stationery and fees paid to a consultant for finding prospective investors. Revenue for the year ended November 30, 2005 was $24,975 consisting of interest income compared with $30,218 for the year ended November 30, 2004. The funds for the beginning of the year 2004 were carried forward from 2003 and funds raised during the year generated more interest income for the Company.

Acquisition and Disposition of Resource Properties and Write offs

Two claims were staked during the year ended November 30, 2005 (a McConnell Creek claim in British Columbia and a Doyle Lake claim in the Northwest Territories).

The Company acquired 21 mining leases under an agreement with De Beers, MPV and Camphor (see The New Century Project: Recent Property Acquisition section).

Eight claims were allowed to lapse in 2005.

The write off of exploration and mineral property costs for the year ended November 30, 2005 was $124,270 for the CH project.

Related Party Transactions

During the year ended November 30, 2005, the Company was billed a total of $91,238 (2004 - $97,993) by R.A. Hrkac, the President and CEO, and a management company owned by Nick DeMare, CFO. Included in the $91,238 are $72,000 (2004 - $68,000) for consulting fees, $17,688 (2004- $28.993) for technical and professional services and $1,550 (2004 - $nil) for Office Services. As at November 30, 2005, no amounts were owing to any related parties (2004 - $3,688 unpaid and included in accounts payable). Transactions with related parties are measured on the basis of amounts agreed to by transacting parties.

Commitments

The Company has entered into an operating lease agreement with respect to its office premises. Minimum payments of $40,902, $42,589, $42,589 and $10,647 are required in the years 2006, 2007, 2008 and 2009, respectively, under the agreement. See Subsequent events.

Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of November 30, 2005. If the conditions precedent had been satisfied at November 30, 2005, the amount owing under the agreement would be approximately $206,670.

The Company has a mortgage loan on its Yellowknife house of approximately $42,262 which becomes due on December 3, 2006.

Critical Accounting Policies

Stock Based Compensation

The fair value of stock options is determined by the widely used Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and the expected life of the options. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock.

Auditors

Since the Company's last audit, the Company's auditors, Ellis Foster Chartered Accountants, have entered into a transaction with Ernst & Young LLP, under which certain assets of Ellis Foster were sold to Ernst & Young and the professional staff and partners of Ellis Foster joined Ernst & Young either as employees or partners of Ernst & Young and carried on their practice as members of Ernst & Young and as a result Ernst & Young will appear as the Company's auditor of record on a going-forward basis.

Subsequent Events

Subsequent to November 30, 2005, the following occurred:

(a) 495,000 stock options expired unexercised;

(b) the Company completed a private placement of 910,571 flow through shares at $0.28 per share for gross proceeds of $254,960. The proceeds from these flow through shares will be spent on Canadian Exploration Expenses on the Company's Northwest Territories properties. In addition the Company issued 3,160,227 units at $0.22 per unit for gross proceeds of $695,250. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable for one year at $0.30 per common share.

The Company paid a cash finders fee of $40,000 on a portion of the proceeds and incurred additional share issue costs of $14,520.;

(c) The Company issued 627,500 common shares upon the exercise of stock options at $0.20 and $0.30 per common share, for gross proceeds of $145,500;

(d) The Company issued 417,500 common shares upon the exercise of warrants at $0.25 per common share, for gross proceeds of $104,375;

(e) The Company signed a three year operating lease agreement on its office premises. See Note 13(a) for required yearly payments;

(f) The Company granted 980,000 stock options to employees for a period of five years. These options are exercisable at $0.20 per common share; 120,000 options will expire on December 7, 2010 and 860,000 options will expire on March 23, 2011.

(g) The Company has amended its Stock Option Plan to a 10% rolling plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases.

(h) The Company received the final signed lease agreements from the Northwest Territories Mining Recorder for it's 27 Doyle claims that went to lease in 2005. The lease period is 21 years commencing in December 2004. The Company paid the 2004 lease rental payments when it first applied for the leases in 2005 and has paid for the 2005 lease rental payments in 2006. Also, the Company has applied to have five other Doyle claims be taken to lease.

(i) The Company adopted a Corporate Disclosure Policy, an Insider Trading Policy and a Whistle Blower Policy and

(j) The Company has submitted a draft Shareholders' Rights Plan to the TSX Venture Exchange for comment.

Selected Annual Information

The following table sets forth selected consolidated financial information of the Company for, and as at the end of, each of the last three financial years of the Company up to and including November 30, 2005. This financial information is derived from the consolidated financial statements of the Company which were audited by Ernst & Young LLP for 2005, Ellis Foster for 2004 and 2003. The Company prepares financial information according to Generally Accepted Accounting Principles ("GAAP") and all information is reported in Canadian $.

	November 30 (Audited)		
	2005	**2004**	**2003**
Total Revenues	$24,975	$30,218	$19,326
Income from continuing operations	-	-	-
Net loss for the year	$(969,649)	$(1,244,264)	$(954,129)
Net loss per share (basic and diluted)	$(0.01)	$(0.02)	$(0.02)

Total Assets	$13,064,009	$10,917,331	$9,326,262
Total Long-term financial liabilities	$28,109	$42,806	$57,676

No Cash dividends have been declared or paid since the date of incorporation and the Company has no present intention of paying dividends on its common shares. The Company anticipates that all available funds will be invested to finance the growth of its business.

The Net Loss number is affected mainly by the administration costs and write off of exploration and mineral property costs incurred for each year. Revenues from 2003 to 2005 are interest income.

Interest income is dependent upon interest rates and the amount of financing raised each year by the Company. Interest rates will vary due to market conditions and the Company has no control over the fluctuation of rates.

Expenses are mainly composed of administration costs, general exploration costs and write off of exploration and mineral costs. The amount of a write off in each year is dependent upon the costs spent to date on the project(s) that is (are) being abandoned. Write offs of exploration and mineral property costs will vary from year to year and affect the Net Loss.

All of the above factors must be taken into consideration when comparing Total Revenues and Net Loss for each year.

Summary of Quarterly Information

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with November 30, 2005. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	November 30, 2005 ($)	August 31, 2005 ($)	May 31, 2005 ($)	February 28, 2005 ($)	November 30, 2004 ($)	August 31, 2004 ($)	May 31, 2004 ($)	February 29, 2004 ($)
Total Revenues	7,599	7,756	6,415	3,205	6,919	265	784	22,250
Net Income (Loss)	(537,439)	(137,931)	(173,226)	(121,053)	(459,963)	(95,136)	(436,210)	(252,955)
Net income (loss) per share	(0.004)	(0.002)	(0.002)	(0.002)	(0.008)	(0.001)	(0.007)	(0.004)

Note:

(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2004 or 2005. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

During the third and fourth quarters, management decides which properties will be retained and which properties will be abandoned based on results from work performed during the field season. Properties that will be abandoned are written off in the third and fourth quarter and increase the Net Loss.

Liquidity and Capital Resources

The exploration and subsequent development of the Company's properties depends on the Company's ability to obtain required financing. The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fully explore its existing properties. Failure to obtain financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties. The Company may, in the future, be unable to meet its obligations under agreements to which it is a party and the Company may consequently have its interest in the properties subject to such agreements jeopardised. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.

The Company is dependent on raising funds by the issuance of shares or disposing of interests in its mineral properties (by options, joint ventures or outright sales) in order to finance further acquisitions, undertake exploration and development of mineral properties and meet general and administrative expenses in the immediate and long term. There can be no assurance that the Company will be successful in raising their required financing.

The Company's financial performance is dependent on many external factors. The Company expects that any revenues it may earn from its operations in the future will be from the sale of minerals. Both prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price fixing and controls and respond to changes in domestic and international, political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production costs are difficult to predict. These changes in events could materially affect the financial performance of the Company.

The Company's subsidiary, Gerle Gold (U.S.) Inc., has no source of financings and relies on the Company for advances to fund its work on the Happy Creek property.

The Company had working capital at November 30, 2005 of $602,081 compared with $791,843 as at November 30, 2004. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital.

As at November 30, 2005 the Company had $28,109 (2004 - $42,806) of long-term debt (mortgage loan) outstanding.

For the year ended November 30, 2005, the Company experienced a negative cash flow of $637,758 (2004 - $495,969) (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in administration costs such as consulting fees, office services and expenses and corporate relations. (See Exploration and General and Administrative Expenditures for further information.)

The Company's cash position as at November 30, 2005 was $592,662 (2004 - $882,400). The decrease in cash position compared to November 30, 2004 was due principally to less funds raised and carried over from 2004 in comparison to the financing raised in 2003. In 2003 $3,552,084 was raised and $1,575,129 was carried forward for spending in 2004. In 2004, $2,483,815 was raised, but only $882,400 was available for spending in 2005. See Note 6 – Share Capital in the Notes to the Consolidated Financial Statements.

During the year ended November 30, 2005, the Company:

(a) completed a private placement of 1,150,000 common shares at $0.20 per share for gross proceeds of $230,000. The Company incurred share issue costs of $5,342 in respect of this private placement. All of the proceeds from these flow-through shares have been spent on Canadian Exploration Expenses ("CEE") on the Company's Northwest Territories properties.;

(b) completed a private placement of 4,150,000 units at $0.20 per unit for gross proceeds of $830,000. Each unit consists of one common share and one-half of a share purchase warrant. One whole share purchase warrant is exercisable at $0.25 per common share during the first year and at $0.30 per share during the second year. The Company paid a cash finders fee of $32,000 and incurred additional share issue costs of $13,875 in respect of this private placement.;

(c) completed a private placement of 7,777,778 units at $0.18 per unit for gross proceeds of $1,400,000. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable at $0.20 per common share during the first year and at $0.22 per share during the second year. The funds from this placement were used for drilling on the Fishback property, delineation drilling and mini bulk-sampling of the Doyle Sill and ground geophysics and drilling on other areas within the Doyle claims. The Company incurred share issue costs of $42,549 in respect of this private placement;

(d) completed a private placement of 1,666,666 units at $0.18 per unit for gross proceeds of $300,000. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable at $0.20 per common share during the first year and at $0.22 per share during the second year. The Company paid a cash finders fee of $24,600 and incurred additional share issue costs of $5,090 in respect of this private placement and;

(e) completed a private placement of 2,044,961 units at $0.195 per unit for gross proceeds of $398,767. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable for two years at $0.26 per common share. The Company paid a cash finders fee of $24,600 and a commission of $400 on a portion of the proceeds and incurred additional share issue costs of $11,424 in respect of this private placement.

At November 30, 2005 the Company has the following share purchase warrants outstanding:

Number of warrants	Exercise Price	Expiry Date
1,075,000	$0.25/$0.30	March 8, 2007
1,000,000	$0.25/$0.30	March 15, 2007
7,777,778	$0.20/$0.22	April 29, 2007
1,666,666	$0.20/$0.22	July 27, 2007
2,044,961	$0.26	Sept. 28, 2007
13,564,405		

See Notes 6 and 7 of the Consolidated Financial Statements for November 30, 2005.

See Subsequent Events section regarding two private placements completed after year-end.

Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matter of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, marketable securities, other receivables, and accounts payable and accrued liabilities and mortgage loans approximate their fair value because of the short-term nature of these instruments.

Outstanding Share data as at March 24, 2006:

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Issued Number
Common	No par value	Unlimited	96,690,445

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	200,000	$0.30	March 29, 2006
Options	62,500	$0.20	March 29, 2006
Options	205,000	$0.20	July 16, 2006
Options	419,333	$0.20	July 18, 2007
Options	150,000	$0.30	March 6, 2007
Options	436,667	$0.25	Feb. 06, 2008
Options	245,000	$0.30	April 25, 2008
Options	50,000	$0.45	Aug. 15, 2008
Options	745,000	$0.50	Jan. 15, 2009
Options	330,000	$0.50	March 19, 2009
Options	45,000	$0.50	June 29, 2009
Options	650,000	$0.20	May 12, 2010
Options	100,000	$0.20	June 7, 2010
Options	405,000	$0.20	July 8, 2010
Options	150,000	$0.20	July 12, 2010
Options	50,000	$0.20	October 28, 2010
Options	120,000	$0.20	December 7, 2010
Options	860,000	$0.20	March 23, 2011
Total	**5,223,500**		

(c) Summary of warrants outstanding.

Security	Number	Exercise Price	Expiry Date
Warrants	3,160,227	$0.30	Dec. 23, 2006
	1,075,000	$0.25/$0.30	March 8, 2007
	582,500	$0.25/$0.30	March 15, 2007
	7,777,778	$0.20/$0.22	April 29, 2007
	1,666,666	$0.20/$0.22	July 27, 2007
	2,044,961	$0.26	Sept. 28, 2007
Total	**16,307,132**		

(d) There are no escrowed or pooled shares.

Other Information

The Company's web site address is www.ggldiamond.com. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

BY ORDER OF THE BOARD

Raymond A. Hrkac
President and CEO

Nick DeMare
Director and CFO

GGL DIAMOND CORP.

Consolidated Financial Statements

November 30, 2005 and 2004

Index

ERNST & YOUNG

AUDITORS' REPORT

To the Shareholders of
GGL Diamond Corp.

We have audited the consolidated balance sheet of **GGL Diamond Corp** ("the Company") as at November 30, 2005 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at November 30, 2004 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated January 18, 2005.

Ernst & Young LLP

Chartered Accountants

Vancouver, Canada,
February 15, 2006 (except for Note 14
which is as of March 24, 2006).

	2005	2004
ASSETS		
Current		
Cash and cash equivalents	$ 592,662	$ 882,400
Marketable securities	3,800	3,800
Accounts receivable	127,626	65,648
Prepaid expenses	2,831	223
	726,919	952,071
Mineral properties and deferred exploration costs (Note 3)	12,050,879	9,679,167
Property, plant and equipment (Note 4)	286,211	286,093
	$ 13,064,009	$ 10,917,331
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 110,685	$ 146,075
Current portion of mortgage loan (Note 5)	14,153	14,153
	124,838	160,228
Mortgage loan (Note 5)	28,109	42,806
	152,947	203,034
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	25,308,996	22,393,539
Contributed surplus	823,329	572,372
Deficit	(13,221,263)	(12,251,614)
	12,911,062	10,714,297
	$ 13,064,009	$ 10,917,331

Operations (Note 1)
Commitments (Note 13)
Subsequent events (Note 14)

On behalf of the Board:

Raymond A. Hrkac

Nick DeMare

Consolidated Statements of Operations and Deficit
Years Ended November 30, 2005 and 2004

	2005	2004
Administration costs		
Amortization	$ 7,839	$ 3,325
Consulting fees	117,440	70,239
Corporate relations	66,719	31,486
Interest expense	-	811
Legal and audit	70,587	40,373
Licences, taxes, insurance and fees	64,459	76,012
Office services and expenses	160,231	103,913
Shareholders' meetings and reports	35,376	24,880
Stock based compensation	250,957	430,744
Travel	35,449	66,436
Operating loss	(809,057)	(848,219)
Other income (expenses)		
Interest income	24,975	30,218
Foreign exchange loss	(768)	(4,160)
Other Tax expense (Note 11)	(347)	(9,297)
Exploration costs – general	(142,182)	(145,717)
Write-off of exploration and mineral property costs (Note 3(c))	(124,270)	(267,089)
	(242,592)	(396,045)
Loss for the year before taxes	(1,051,649)	(1,244,264)
Future tax recovery	82,000	-
Net loss for the year	(969,649)	(1,244,264)
Deficit, beginning of year	(12,251,614)	(11,007,350)
Deficit, end of year	$ (13,221,263)	$ (12,251,614)
Loss per share - basic and diluted	$ (0.01)	$ (0.02)
Weighted average number of common shares outstanding - basic and diluted	84,383,171	70,830,544

Consolidated Statements of Cash Flows
Years Ended November 30, 2005 and 2004

	2005	2004
Cash flows used in operating activities		
Loss for the year	$ (969,649)	$ (1,244,264)
Adjustment for items not involving cash:		
- amortization of property, plant & equipment	38,664	50,462
- future tax recovery	(82,000)	-
- stock based compensation	250,957	430,744
- write off of exploration and mineral property costs	124,270	267,089
	(637,758)	(495,969)
Change in non-cash working capital items:		
- accounts receivable	(61,978)	(6,330)
- prepaid expenses	(2,608)	3,584
- accounts payable and accrued liabilities	(35,390)	(65,385)
	(737,734)	(564,100)
Cash flows from financing activities		
Shares issued for cash, net of share issuance cost	2,772,799	1,494,000
Share issued for cash – flow-through shares, net of share issuance costs	224,658	989,815
Principal reduction of mortgage loan	(14,697)	(13,841)
	2,982,760	2,469,974
Cash flows used in investing activities		
Mineral properties	(4,531)	(94,194)
Deferred exploration costs	(2,491,451)	(2,452,860)
Purchase of property, plant and equipment	(38,782)	(51,549)
	(2,534,764)	(2,598,603)
Decrease in cash and cash equivalents	(289,738)	(692,729)
Cash and cash equivalents, beginning of year	882,400	1,575,129
Cash and cash equivalents, end of year	$ 592,662	$ 882,400
Supplementary cash flow information		
Cash paid for interest charges	$ 1,936	$ 4,031
Cash paid for income taxes	$ -	$ -

1. Operations

The Company is in the exploration stage and, on the basis of information to date, does not yet have economically recoverable reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent upon the existence of such reserves, the ability of the Company to obtain the necessary financing to develop the reserves and upon future profitable production.

The Company intends to continue its exploration programs. The Company's ability to continue its exploration programs is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is actively pursuing such additional sources of financing.

2. The Significant Accounting Policies used in the preparation of these consolidated financial statements are as follows:

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its 86.8%-owned subsidiary Rio Sonora Resources Ltd. ("Rio Sonora") and its wholly-owned U.S. subsidiary, Gerle Gold (U.S.) Inc. Rio Sonora is presently inactive. All inter-company transactions and balances have been eliminated.

(b) Mineral Properties and Related Deferred Costs

The cost of mineral properties and the related exploration costs are deferred until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned. Management will also periodically determine when or where an exploration property is inactive and the value of such property may be impaired, whether the carrying value of the property should be written down, and the amount at which it should be carried.

The amounts shown for mineral properties interests represent costs or deemed consideration, less write-offs, incurred to date, and do not necessarily reflect present or future values. The recoverability of amounts shown for mineral property interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

Ownership in mineral property interests involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

2. Significant Accounting Policies (continued)

(c) Property Option Agreement

From time to time, the Company may acquire or dispose of mineral properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as mineral property costs or recoveries when the payments are made or received.

(d) Cash Equivalents

Cash equivalents usually consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when purchased.

(e) Property, Plant and Equipment

Property, plant and equipment are carried at cost. Amortization of the property, plant and equipment is provided on a declining-balance basis at the following annual rates:

Furniture and fixtures	20%
Exploration equipment	20%

The Yellowknife house is amortized on a straight-line basis over 25 years.

(f) Marketable Securities

Marketable securities are stated at the lower of cost or market value.

(g) Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow are excluded in the computation of loss per share until the conditions for their release are satisfied.

(h) Foreign Exchange Translation

The Company uses the temporal method for translating its U.S. operations from U.S. dollars to Canadian dollars. Under this method, monetary assets and liabilities have been converted at the exchange rate prevailing at the balance sheet dates. Income and expenses are translated at the rates prevailing at dates of the related transactions. Non-monetary assets, liabilities and equity are translated at historical rates. Gains and losses on foreign exchange are included in income and expenses.

2. Significant Accounting Policies (continued)

(i) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements and the amount of expenses reported during the reporting period. Actual results could differ from those reported.

(j) Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(k) Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect revision to either timing or the amount of the original estimate of the undiscounted cash flow. As at November 30, 2005, the Company does not have any asset retirement obligations.

(l) Long-lived Assets Impairment

Long-lived assets are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

(m) Stock Based Compensation

The fair value of stock options is determined by the widely used Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and the expected life of the options. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock.

3. Mineral Properties and Deferred Exploration Costs

	Balance November 30 2004	2005 Property Cost Additions	2005 Exploration Cost Additions	2005 Written Off	Balance November 30 2005
Doyle Lake	$ 943,269	$ 4,361	$ 1,168,284	$ -	$ 2,115,914
Fishback Lake	743,943	-	272,373	-	1,016,316
CH	5,646,033	-	990,566	(124,270)	6,512,329
Happy Creek	917,915	-	9,005	-	926,920
McConnell Creek and other	1,428,007	170	51,223	-	1,479,400
	$ 9,679,167	$ 4,531	$ 2,491,451	$ (124,270)	$ 12,050,879

	Balance November 30 2004	2005 Additions	2005 Written Off	Balance November 30 2005
Mineral property costs	$ 536,421	$ 4,531	$ (4,618)	$ 536,334
Deferred exploration costs	9,142,746	2,491,451	(119,652)	11,514,545
	$ 9,679,167	$ 2,495,982	$ (124,270)	$ 12,050,879

Exploration costs incurred during the year are as follows:

	2005	2004
Chartered aircraft	$ 663,436	$ 551,017
Drilling, excavating, sampling	736,003	369,348
Licences, recording fees, lease payments	116,107	55,180
Project supplies	276,973	144,718
Salaries and wages	131,597	133,412
Surveys	76,672	670,098
Technical and professional services	371,260	365,955
Transportation	119,403	163,132
	$ 2,491,451	$ 2,452,860

3. Mineral Properties and Deferred Exploration Costs (continued)

(a) Doyle Lake, Northwest Territories, Canada

Under the De Beers Agreement ("the Agreement") dated May 25, 1995, De Beers has earned a 60% interest in the Doyle Lake Properties ("the Properties"), which consists of 6 claims (15,351 acres), by completing exploration expenditures of $4,650,000. To November 30, 2005, De Beers has spent $7,521,080 (to November 30, 2004 - $7,494,496). All of the Company's 40% share of costs and expenses of prospecting, exploration, development and construction incurred preproduction and financed by De Beers or by way of third party borrowings will be recovered by De Beers out of 90% of annual available cash flow (i.e. cash flow after provision for ongoing operating and non-operating costs) from any mine constructed on the Properties with interest at a rate equal to LIBOR plus 3% or the actual interest rates agreed to be paid, whichever is applicable, and the remaining 10% of such available cash flow will be distributed to the members in the Agreement in proportion to their interests in the Properties. If after the completion of a feasibility study and prior to the commencement of commercial production from the first mine, the members in the Agreement cease to carry on development work on the Properties otherwise than by reason of force majeure for a period of more than two years, interest other than interest on third party borrowings, shall cease to accrue during the portion of such period exceeding two years. When development work resumes, interest will continue to accrue.

During the year, the Company acquired 21 mining leases (51,109 acres) in the Northwest Territories from Mountain Province Diamonds Inc. (MPV), Camphor Ventures Inc., and De Beers Canada Inc., subject to Royalty Agreements which total 1.5% of net returns (gross revenues less permissible deductions). The Company has agreed to keep the leases in good standing and submit three yearly lease rental period payments to the NWT Mining Recorders Office. The first lease rental payment of $51,109 has been made.

In addition, the Company holds 35 claims (37,165 acres) (2004 - 38 claims; 46,279 acres) in the Doyle Lake area that are not subject to the Agreement. 34 of these claims were originally part of the Agreement and were returned to the Company in 2004. In 2005 the Company staked one claim, allowed four claims to lapse, and had 27 claims go to lease (see Note 14(g)).

(b) Fishback Lake, Northwest Territories, Canada

The Company owns 19 claims (36,664 acres) (2004 - 19 claims; 36,834 acres). Three of these claims have gone to lease. In 2005, acreage for these three claims are calculated using the surveyed acreages.

3. Properties and Deferred Exploration Costs (continued)

(c) CH, Northwest Territories, Canada

The Company owns 125 claims (276,958 acres) (2004 – 129 claims; 285,997 acres), north-northeast of Yellowknife, acquired by staking during the years 2000 to 2003. In 2005, GM2, GM6, CH76 and Ch77 expired and as the Company was no longer interested in any further work on these claims, they were allowed to lapse.

(d) Happy Creek, Nevada, U.S.A.

On June 1, 1985, the Company entered into an agreement through which it has the option to purchase an undivided 100% interest in certain mineral claims located in Humboldt County, Nevada (the Happy Creek property). The option purchase price is a 5% net smelter royalty, payable by advance minimum royalty payments of U.S. $50,000 on December 1 annually until U.S. $3,600,000 has been paid. Payments totalling U.S. $110,000 have been made. The royalty payment due December 1, 2005 was not paid but the agreement is in good standing, as the vendor has not issued a default notice. Once issued, the Company has 30 days to cure the default. The Company has been advised that a default notice will not be issued.

(e) McConnell Creek, British Columbia, Canada

The Company owns 4,878 hectares (2004 – 4,453) hectares in the Omineca Mining Division of British Columbia. One claim was staked in 2005.

4. Property, Plant and Equipment

	2005		
	Cost	Accumulated Amortization	Net book Value
Yellowknife land	$ 98,500	$ -	$ 98,500
Yellowknife house	181,400	87,072	94,328
Exploration equipment	397,170	321,068	76,102
Office furniture and fixture	59,978	42,697	17,281
	$ 737,048	$ 450,837	$ 286,211

	2004		
	Cost	Accumulated amortization	Net book Value
Yellowknife land	$ 98,500	$ -	$ 98,500
Yellowknife house	181,400	79,816	101,584
Exploration equipment	368,904	297,826	71,078
Office furniture and fixture	49,463	34,532	14,931
	$ 698,267	$ 412,174	$ 286,093

5. Mortgage Loan

	2005	2004
Mortgage loan bearing varying interest at the prime rate minus 0.5% per annum (Prime rate of 4.25% at November 30, 2005) repayable in blended bi-weekly payments of principal and interest of $639, due December 3, 2006, collateralized by land and building	$ 42,262	$ 56,959
Less: Principal due within one year	(14,153)	(14,153)
	$28,109	$ 42,806

Required blended payments on the loan are as follows:

Year ending November 30,	
2006	$ 16,602
2007 (total due if mortgage is not renewed)	27,235
	43,837
Less: Interest	(1,575)
	42,262
Less: Principal due within one year	(14,153)
	$ 28,109

The carrying amount of the mortgage loan approximates its fair market value.

6. Share Capital

(a) Authorized: unlimited common shares without par value.

(b) Issued:

	Shares	Amount
Balance, November 30, 2003	65,528,020	$19,909,724
Private placement - flow-through shares, net of share issuance costs of $14,685	2,232,222	989,815
Exercise of warrants	6,010,000	1,202,000
Exercise of stock options	1,015,000	292,000
Balance, November 30, 2004	74,785,242	$22,393,539
Private placement, net of share issuance costs	15,639,405	2,177,799
Private placement – flow through shares, net of share issuance costs	1,150,000	224,658
Less Flow through share renunciation	-	(82,000)
Common shares issued	91,574,647	$24,713,996
13,564,405 Warrants from 2005 private placements	-	595,000
	91,574,647	$25,308,996

(c) During the period ended November 30, 2005, the Company:

(i) completed a private placement of 1,150,000 common shares at $0.20 per share for gross proceeds of $230,000. The Company incurred share issue costs of $5,342 in respect of this private placement. All of the proceeds from these flow-through shares have been spent on Canadian Exploration Expenses ("CEE") on the Company's Northwest Territories properties.;

(ii) completed a private placement of 4,150,000 units at $0.20 per unit for gross proceeds of $830,000. Each unit consists of one common share and one-half of a share purchase warrant. One whole share purchase warrant is exercisable at $0.25 per common share during the first year and at $0.30 per share during the second year. The Company paid a cash finders fee of $32,000 and incurred additional share issue costs of $13,875 in respect of this private placement.;

6. Share Capital, continued

(iii) completed a private placement of 7,777,778 units at $0.18 per unit for gross proceeds of $1,400,000. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable at $0.20 per common share during the first year and at $0.22 per share during the second year. The funds from this placement were used for drilling on the Fishback property, delineation drilling and mini bulk-sampling of the Doyle Sill and ground geophysics and drilling on other areas within the Doyle claims. The Company incurred share issue costs of $42,549 in respect of this private placement;

(iv) completed a private placement of 1,666,666 units at $0.18 per unit for gross proceeds of $300,000. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable at $0.20 per common share during the first year and at $0.22 per share during the second year. The Company paid a cash finders fee of $24,600 and incurred additional share issue costs of $5,090 in respect of this private placement and;

(v) completed a private placement of 2,044,961 units at $0.195 per unit for gross proceeds of $398,767. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable for two years at $0.26 per common share. The Company paid a cash finders fee of $24,600 and a commission of $400 on a portion of the proceeds and incurred additional share issue costs of $11,424 in respect of this private placement.

(d) At November 30, 2005 the Company has the following share purchase warrants outstanding (there were no share purchase warrants outstanding at November 30, 2004):

Number of warrants	Exercise Price	Expiry Date
1,075,000	$0.25/$0.30	March 8, 2007
1,000,000	$0.25/$0.30	March 15, 2007
7,777,778	$0.20/$0.22	April 29, 2007
1,666,666	$0.20/$0.22	July 27, 2007
2,044,961	$0.26	Sept. 28, 2007
13,564,405		

The Company has attributed a fair value of $595,000 to the warrants using the Black-Scholes Method.

7. Stock Options

In 2005, the Company's Board of Directors ("the Board") approved and granted 1,570,000 stock options (2004 – 1,475,000) to the directors, officers, employees, consultants and investor relations companies. Each option entitles its holder to acquire one common share of the Company at a price varying between $0.20 to $0.25 per common share. These options are vested over an 18 month period between May 12, 2005 and March 6, 2007 and expire between March 6, 2007 and October 28, 2010. In 2005 the Company recorded $250,957 (2004 - $430,744) of stock based compensation expense for the stock options granted. See Note 14(f) regarding an amendment to the Stock Option Plan subsequent to November 30, 2005.

	Shares	Weighted Average Exercise Price
Options outstanding as at November 30, 2003	6,155,000	$0.27
Granted	1,475,000	$0.50
Exercised	(1,015,000)	$0.29
Expired	(810,000)	$0.31
Options outstanding as at November 30, 2004	5,805,000	$0.32
Granted	1,570,000	$0.20
Expired	(2,009,000)	$0.30
Options outstanding as at November 30, 2005	5,366,000	$0.29
2005 options exercisable	4,369,333	$0.31
2004 options exercisable	5,323,333	$0.30

	2005	2004
Weighted average remaining contractual life	2.44 years	2.68 years
Weighted average fair value of options granted during the year	$0.11	$0.32

The fair value of each option granted to an employee was estimated as of the date of grant using the *Black-Scholes option pricing model* with the following assumptions:

	2005	2004
Risk-free interest rate	3.16 to 3.87%	3.3%
Dividend yield	0%	0%
Volatility	92.6%	58%
Approximate expected lives	1.5 to 5 years	5 years

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management's opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

8. Related Party Transactions

During the year, the Company was billed $91,238 (2004 - $97,993) by two directors, including $72,000 (2004 - $68,000) for consulting fees, $17,688 (2004- $28.993) for technical and professional services and $1,550 (2004 - $nil) for Office Services. As at November 30, 2005, no amounts were owing to any related parties (2004 - $3,688 unpaid and included in accounts payable). Transactions with related parties are measured on the basis of amounts agreed to by transacting parties.

9. Income Taxes

The income tax effects of temporary timing differences that give rive to significant components of future income tax assets and liabilities are as follows:

	2005		2004	
Loss before income taxes	$ 1,050,980		$1,243,642	
Expected provision (recovery) for income taxes	367,790	35.00%	445,058	35.79%
Permanent differences	(135,326)		(254,355)	
Loss expiry	(65,549)		(118,908)	
Tax rate changes	(4,136)		(74,159)	
Change in valuation allowance	(80,779)		(4,636)	
	$ 82,000		-	

Future income tax assets and liabilities are as follows:	2005	2004
Property, plant and equipment	$ 158,584	$ 144,732
Resource Interest	413,087	470,403
Non-capital losses carry-forwards	595,633	480,315
Capital losses	4,934	4,934
Total gross future income tax assets	1,172,238	1,100,384
Valuation allowance	(1,172,238)	(1,100,384)
	-	-

9. Income Taxes, continued

Canadian federal non-capital losses totaling approximately $1,745,699 are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire as follows:

Year	Non Capital Losses
2009	$ 176,272
2010	204,557
2011	98,698
2012	236,598
2013	274,405
2014	229,883
2015	525,286
	$1,745,699

10. Segmented information

The Company is involved in mineral exploration and development activities, which are conducted principally in Canada and the United States. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the years ended November 30, 2005 and 2004.

The Company's total assets are segmented geographically as follows:

	2005	2004
Canada	$ 12,137,089	$ 9,999,416
United States	926,920	917,915
	$ 13,064,009	$ 10,917,331

11. Other Tax Expense

During 2005, the Company incurred a tax expense on the monthly unspent balance of flow-through funds from the December, 2004 private placement. This Part XII.6 tax expense was calculated by multiplying the unspent CEE at the end of each month (starting with February, 2005) by the prescribed interest rate (divided by 12) set by Canada Revenue Agency. This prescribed interest rate between February 1 and May 31, 2005 was 5%. All the flow through funds were spent by May 31, 2005.

12. Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matter of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued liabilities and mortgage loans approximate their fair value because of the short-term nature of these instruments.

13. Commitments

(a) Subsequent to year end, the Company entered into a three year operating lease agreement with respect to its office premises. The minimum payments required under the agreement are:

Year	Minimum payment per year
2006	$40,902
2007	$42,589
2008	$42,589
2009	$10,647

(b) Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of November 30, 2005. If the conditions precedent had been satisfied at November 30, 2005, the amount owing under the agreement would be $206,670. No amount has been paid or accrued as at November 30, 2005.

(c) Mortgage payments totalling approximately $16,602 are required to be paid in 2006 before the mortgage comes due on December 3, 2006.

14. **Subsequent Events**

Subsequent to November 30, 2005, the following occurred:

(a) 495,000 stock options expired unexercised;

(b) the Company completed a private placement of 910,571 flow through shares at $0.28 per share for gross proceeds of $254,960. The proceeds from these flow through shares will be spent on Canadian Exploration Expenses on the Company's Northwest Territories properties. In addition the Company issued 3,160,227 units at $0.22 per unit for gross proceeds of $695,250. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable for one year at $0.30 per common share.

The Company paid a cash finders fee of $40,000 on a portion of the proceeds and incurred additional share issue costs of $14,520.;

(c) the Company issued 627,500 common shares upon the exercise of stock options at $0.20 and $0.30 per common share, for gross proceeds of $145,500;

(d) the Company issued 417,500 common shares upon the exercise of warrants at $0.25 per common share for gross proceeds of $104,375;

(e) the Company signed a three year operating lease agreement on its office premises. See Note 13(a) for required yearly payments;

(f) the Company granted 980,000 stock options to employees for a period of five years. These options are exercisable at $0.20 per common share; 120,000 options will expire on December 7, 2010 and 860,000 options will expire on March 23, 2011;

(g) the Company has amended its Stock Option Plan (Note 7) to a 10% rolling plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases and

(h) the Company received the final signed lease agreements from the Northwest Territories Mining Recorder for its 27 Doyle claims that went to lease in 2005. The lease period is 21 years commencing in December 2004. The Company paid the 2004 lease rental payments when it first applied for the leases in 2005 and has paid for the 2005 lease rental payments in 2006. Also, the Company has applied to have five other Doyle claims be taken to lease.

GGL DIAMOND CORP.

CORPORATE INFORMATION

Head Office

904-675 West Hastings St.
Vancouver, BC V6B 1N2
Telephone: (604) 688-0546
Fax: (604) 688-0378
Web site: http://www.ggldiamond.com

Board of Directors

Raymond A. Hrkac
Nick DeMare
William Meyer
William Boden
Peter J. Dawes

Officers

Raymond A. Hrkac, President & CEO
Nick DeMare, Secretary & CFO
Jurgen T. Lau, Assistant Secretary
Donna L. Ornstein, Assistant Secretary

Listing information

TSX Venture Exchange Inc.
Tier 2
Symbol: GGL

GGL Diamond Corp. has an exemption under rule 12g 3-2(b) of the U.S. Securities and Exchange Act

Registrar and Transfer Agent

Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, BC
V6C 3B9

Auditors

Ernst & Young LLP
Chartered Accountants
P.O. Box 10101
Pacific Centre
700 West Georgia Street
Vancouver, BC V7Y 1C7

Barristers and Solicitors

Davis & Company LLP
2800 Park Place
666 Burrard Street
Vancouver, BC V6C 2Z7

Corporate Relations

Ascenta Capital Partners Inc.
Suite 701 - 1177 West Hastings Street
Vancouver, BC V6E 2K3
Telephone: (604) 628-5800
Toll Free: 1-866-684-4209
Email: info@ascentacapital.com

Annual & Special General Meeting

The Annual & Special General Meeting of the Company will be held on Friday, May 12, 2006 at 10:30 am (Pacific time) at:

Pan Pacific Hotel, Gazebo II
999 Canada Place,
Vancouver, British Columbia

Form 52-109F1 ***Certification of Annual Filings***

I, Raymond A. Hrkac, CEO of GGL Diamond Corp., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of GGL Diamond Corp. (the issuer) for the period ending November 30, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 24, 2006

Raymond A. Hrkac
CEO, GGL Diamond Corp.

Form 52-109F1 *Certification of Annual Filings*

I, Nick DeMare, CFO of GGL Diamond Corp., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of GGL Diamond Corp. (the issuer) for the period ending November 30, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 24, 2006

Nick DeMare

Nick DeMare
CFO, GGL Diamond Corp.


GGL DIAMOND CORP.

March 20, 2006

PRESS RELEASE

Kimberlite targets selected for spring drilling on diamond exploration area at Doyle, NWT, Canada

VANCOUVER, British Columbia – Raymond A Hrkac, President and CEO of GGL Diamond Corp. (GGL.TSX VENTURE), is pleased to announce that the Company has signed an agreement with De Beers Canada Inc. under which the LA 4 mineral lease will be returned to GGL.

Now primarily focused on the development of the Gahcho Kue mine, De Beers Canada Inc. (De Beers) will retain a 1% royalty on any discovery made by GGL on LA 4 and will have access to surface areas required for the development of the Gahcho Kue diamond mine. De Beers' co-operation and goodwill in moving the negotiations forward in time for a spring drill program is gratefully acknowledged by GGL.

The LA 4 mineral lease contains two kimberlite targets. The T-Bone Lake target, identified by a weak kimberlite indicator mineral train and outlined by ground geophysics, lies within T- Bone Lake and is best drilled from the ice. GGL geologists identified the Quail target through soil samples and by the alteration in previous drill holes; we will extend the ground gravity survey over a small lake to help define the location of the next drill hole.

The Company has three projects in the Doyle Area, which together total 103,625 acres. The projects include the 100%-owned mineral claims and leases, known as the Doyle Project, which contains the Doyle diamondiferous kimberlite sill. A second set of leases acquired in 2005 from De Beers Canada Inc., Mountain Province Diamonds Inc. and Camphor Ventures Inc. (subject to a royalty of 1.5% of net returns), is known as The New Century Project. The five remaining mineral leases from the original joint venture with De Beers are referred to as the De Beers Doyle JV and adjoin the leases containing the Gahcho Kue diamond deposit. The LA 4 mineral lease was, until now, part of the De Beers Doyle JV, but will now be part of the 100%-owned Doyle Project.

Six to eight ground geophysical surveys over potential drill targets, in the general Doyle area, will proceed prior to drilling and will commence as soon as the crews can be mobilized. The drill program will take place during April and May.

One of the ground geophysical surveys will be conducted over a target in New Century Lake. This target, identified by airborne geophysics, is a 200-metre diameter "pipe"- shaped electromagnetic anomaly with down-ice KIM's (kimberlite indicator minerals). This target and the T-Bone target will receive priority in the drill program as both are best drilled from the ice.

Other lake targets identified from the ground geophysical surveys will also receive priority.

Land-based targets including the Doyle Sill and its companion sill, found by drilling last year, as well as the diamondiferous MZ kimberlite sheet system located by De Beers and now part of the New Century Project, are also scheduled to be drilled this year, either before or after spring breakup.

.../2

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com


GGL DIAMOND CORP.

Mini-bulk sample results, further analysis

For a variety of reasons, GGL has concluded that the results of the mini-bulk sample taken last summer may not necessarily reflect the commercial viability of the entire kimberlite body and that it warrants continued exploration.

Further to GGL's recent release (Feb. 14, 2006) concerning the mini-bulk sample, GGL commissioned diamond expert Felix Kaminsky, Ph.D., P. Geol., to provide further interpretation of the results.

Dr. Kaminsky noted there is a larger proportion of gem quality stones than is usually found in diamond deposits and furthermore, that the quality of the Doyle diamonds obtained in the mini-bulk sample is high. He also noted that although the grade of the sample taken is low, likely due to resorption of the diamonds and consequent loss of mass, the initial diamond grade of the kimberlite was probably high.

Although the Doyle kimberlite has been traced for 2 km along strike and a section of drill holes shows that the inclined depth extends to at least 820 metres, further drilling is required to more comprehensively map the depth and shape of the body.

Unlike the Snap Lake kimberlite sill, which is an unusually uniform kimberlite, the Doyle sill kimberlite varies in grain size and appearance. These facts, along with Dr. Kaminsky's observations and the previously disclosed Ashton analysis, have led GGL to decide that exploration on the kimberlite body is, indeed, warranted. Additional drilling in 2006 will help provide the basis for a bulk-sampling program for next winter.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future reserve or resource potential, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include government regulatory bodies, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Jim Glass, Ascenta Capital Partners Inc.
Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com
For more information, please check our web site at www.ggldiamond.com.



GGL DIAMOND CORP.

PRESS RELEASE

March 23, 2006

SHAREHOLDER RIGHTS PLAN RENEWED

Vancouver, BC: **GGL Diamond Corp.** (TSXV: GGL) (the "Company") announces today that its Board of Directors adopted an amended and restated Shareholder Rights Plan, which replaces the Company's existing Shareholder Rights Plan which was adopted in 2001. In making the announcement, the Company emphasized that it is not aware of any pending or threatened takeover bid.

The purpose of the Plan is twofold. Firstly, it provides the directors and shareholders of the Company with additional time to assess and evaluate any offers to acquire shares of the Company and, where appropriate, to enable the Board to explore and develop alternatives to maximize shareholder value. Secondly, it encourages fair treatment of all shareholders in connection with any takeover bid for the Company.

The amended and restated Plan is effective March 23, 2006, but in accordance with stock exchange requirements it will be submitted to the shareholders of the Company for confirmation at the Company's Annual and Special Meeting, which is scheduled for May 12, 2006. If shareholders do not confirm the Plan at the meeting, the Plan and the Rights will terminate and cease to be effective.

The Plan is not intended to block takeover bids. The Rights issued under the Plan become exercisable only if a person, or a group of persons acting in concert, acquires 20 per cent or more of the outstanding common shares of the Company. The Rights are not triggered by a "permitted bid" which is a bid made to all common shareholders by way of a takeover bid circular that remains open for not less than 60 days and pursuant to which more than 50 per cent of the common shares held by independent shareholders are deposited and not withdrawn. Each Right, upon exercise would permit the purchase of shares of the Company at a substantial discount to market price, as defined in the Plan.

Notwithstanding confirmation of the Plan at the 2006 Annual and Special Meeting, the Plan must be reconfirmed by the shareholders at the 2011 annual general meeting. If the Plan is not so reconfirmed or is not presented for reconfirmation at the 2011 annual general meeting, the Plan shall terminate on and from the close of the 2011 annual general meeting. If the Plan is reconfirmed at the 2011 annual general meeting, then it will terminate on the earlier of the time at which the right to exercise rights shall terminate pursuant to the Plan or the 2016 annual general meeting.

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com



GGL DIAMOND CORP.

March 23, 2006
Press Release

The foregoing is a general description of the Plan only, and is qualified in its entirety by the more detailed description of the Plan, and in particular by the full text of the Plan, which will be contained in the material change report relating to the Plan (which the Company expects to file shortly). The material change report will be available on the SEDAR website (www.sedar.com) once filed.

To find out more about GGL Diamond Corp. (TSXV: GGL) visit our website at www.ggldiamond.com

GGL DIAMOND CORP.
Per:

____

Raymond A. Hrkac, President & CEO

Forward- Looking Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address events or developments that GGL Diamond Corp. expects to occur, are forward-looking statements. Such statements are identified in this release by the use of words such as "expects", "will" and "would", as well as the use of the future or conditional tense. Although GGL Diamond Corp. believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. GGL Diamond Corp. does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com


GGL DIAMOND CORP.

March 24, 2006

NOT FOR DISSEMINATION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

GGL DIAMOND CORP. GRANTS STOCK OPTIONS

GGL Diamond Corp. (the "Company") announces that on March 23, 2006 it granted stock options under its 10% rolling Stock Option Plan to directors, executive officers, employees and consultants, to purchase a total of 860,000 common shares at $0.20 per share exercisable until March 23, 2011. The stock options were granted based on the recommendation of the Company's Compensation Committee subject to the terms and conditions of the Stock Option Plan. They are subject to acceptance for filing by the TSX Venture Exchange.

To find out more about GGL Diamond Corp. (TSX-V:GGL) visit our website at www.ggldiamond.com.

GGL DIAMOND CORP.

Per: " *Nick DeMare* "
Nick DeMare
CFO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "*US Securities Act*") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward-Looking Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address events or developments that the Company expects to occur, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com



GGL DIAMOND CORP.

March 30, 2006

GGL reports on activities
For the fourth quarter ended Nov. 30, 2005

VANCOUVER, British Columbia, Canada – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) reported on the activities of the Company for the period ended Nov. 30, 2005 and subsequent events in the Company's fourth quarter report, currently available in full on the GGL website (www.ggldiamond.com).

Below are highlights of the fourth quarter report:

Diamond exploration, Slave Craton, Northwest Territories, Canada

Doyle Lake project, 100%-GGL owned, Southeast Slave Craton

GGL continued to assess the kimblerlite sill on the Doyle property and to plan further exploration. Results of the 45.5 tonne kimberlite sample taken from the Doyle sill last summer, combined with the analyses performed by two diamond experts, have led GGL to continue its exploration efforts to evaluate the size and potential of the kimberlite body, first discovered in 1994. A bulk-sampling program for next winter will be guided by the drilling planned for later in 2006.

A possible second kimberlite sheet has been found in one drill hole close to and east of the sill and will be explored through drilling. The sources of the other kimberlite trains at Doyle have yet to be found and form part of the ongoing exploration program.

Six to eight ground geophysical surveys over potential drill targets in the Doyle area will proceed prior to drilling and will start as soon as crews are mobilized. The drill program will take place during April and May 2006.

The Company continued with plans to drill two targets on LA 4 (T Bone and Quail), the property recently returned to 100%-GGL ownership. The Company (as reported March 20, 2006) reached an agreement with De Beers Canada Inc. ("De Beers") under which the LA 4 mineral lease was returned to GGL. Under that agreement, De Beers retains a 1% royalty on any discovery made by GGL on LA 4 and will have access to surface areas required for the development of the Gahcho Kue diamond mine.

New Century Project (100% GGL-owned)

GGL's geologists and consultants continued to evaluate the data received from De Beers for the 51,109 acres that form the "New Century Project", including 21 leases acquired from Mountain Province Diamonds Inc., Camphor Ventures Inc., and De Beers earlier in 2005.

The preliminary indication is that all of the acquired leases have exploration potential to find new kimberlites. These leases are already known to contain the MZ Lake kimberlite sheets. All four sheets have been found to be diamondiferous.

GGL is in the process of evaluating all of the available data in order to plan a drill program.

Fishback Project

Further exploration work on the Fishback property began in late January 2006. First, a ground gravity survey was undertaken over an area of the lake containing the "Big Hole", which had not been covered by the previous ground

gravity survey. Second, an airborne geophysical survey was done over all of the claims and leases in this project. Results are pending.

A planned drill program on Fishback will be guided by the results of these surveys and will also target the alteration encountered during the 2005 drilling of the "Big Hole", which contained kimberlite indicator minerals.

CH Project

Spring and summer drilling on the CH properties – including targets on Courageous, Seahorse/Shoe, Starfish, Zip, Winter Lake North, Winter Lake South, and BP claims – should begin May 2006.

GOLD properties -- McConnell Creek Gold/Copper, British Columbia

In the last quarter of this fiscal year, the Company received positive reports on 1,596 samples, which had been obtained by Placer Dome in 1990, but archived by GGL for future consideration, because of low copper prices at the time. These recent results substantiate the significant copper potential of the property. As a result, the Company is going to submit the remaining archived samples for analysis and is considering undertaking further soil geochemical surveys on the property.

Financial position and subsequent events

For the 12 months ended Nov. 30, 2005, the Company incurred expenses of $2,491,451 on exploration, 1.57% higher than in 2004.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Jim Glass, Ascenta Capital Partners Inc.
Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com
For more information, please check our web site at www.ggldiamond.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address events or developments that the Company expects to occur, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

FORM 51-102F3

Material Change Report


SEC MAIL
RECEIVED
PROCESSING
APR 10 2006
WASH. D.C.
213
SECTION

Item 1. NAME AND ADDRESS OF COMPANY

GGL Diamond Corp. (the "Company")
904 - 675 West Hastings Street
Vancouver, B.C. V6B 1N2

Item 2. DATE OF MATERIAL CHANGE

The date of the material changes herein reported is March 23, 2006.

Item 3. NEWS RELEASE

News release dated March 23, 2006 was disseminated on March 23, 2006 by CCN Matthews.

Item 4. SUMMARY OF MATERIAL CHANGE

The Company announced on March 23, 2006 that its Board of Directors has adopted an Amended and Restated Shareholder Rights Plan to update and replace the Shareholder Rights Plan which the Company originally adopted in 2001. The Rights Plan is similar to other such plans adopted by other Canadian public companies.

Item 5. FULL DESCRIPTION OF MATERIAL CHANGE

Shareholder Rights Plan

On March 23, 2006, the Company's Board of Directors approved an Amended and Restated Shareholder Rights Plan Agreement, adopting an amended and restated shareholders' rights plan (the "Rights Plan"). The Rights Plan updates and replaces the Plan which the Company originally adopted on April 10, 2001. While the Rights Plan became effective upon the entering into of the Shareholder Rights Plan Agreement on March 23, 2006, the Rights Plan will terminate if the Rights Plan is not approved at the Annual and Special Meeting of the Company's shareholders to be held on May 12, 2006.

The following is a summary description of the operation of the Rights Plan. This summary is qualified in its entirety by reference to the text of the Amended and Restated Shareholder Rights Plan Agreement which is attached as Exhibit "A" to this Material Change Report. Capitalized terms used but not defined below have the meanings ascribed to them in the Amended and Restated Shareholder Rights Plan Agreement.

The Rights

The Rights were issued pursuant to the Amended and Restated Shareholder Rights Plan Agreement between the Company and Computershare Investor Services Inc. (the "Rights Agent"). Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share at the price of CDN$30 per share, subject to adjustment (the "Exercise Price"). However, if a Flip-in Event occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time (as defined under "Separation Time" below).

Overview of the Rights Plan

The Rights Plan utilizes the mechanism of the Permitted Bid to ensure that a person seeking control of the Company provides both the Company's shareholders and the board with sufficient time to evaluate the bid. The purpose of the Permitted Bid is to allow a potential bidder to avoid the dilutive features of a Rights Plan by making a bid in conformity with the conditions specified in the Permitted Bid provisions. If a person makes a takeover bid that is a Permitted Bid (described in more detail under "Permitted Bid" below), the Rights Plan will not affect the transaction in any respect.

The Rights Plan should not deter a person seeking to acquire control of the Company if that person is prepared to make a takeover bid pursuant to the Permitted Bid requirements or is prepared to negotiate in good faith with the board of directors. Otherwise, a person will likely find it impractical to acquire 20% or more of the outstanding common shares because the Rights Plan will substantially dilute the holdings of a person or group that seeks to acquire such an interest other than by means of a Permitted Bid or on terms approved by the board of directors. When a person or group or their transferees become an Acquiring Person, the Rights Beneficially Owned by those persons become void, thereby permitting their holdings to be diluted. The possibility of such dilution is intended to encourage such a person to make a Permitted Bid or to seek to negotiate with the board the terms of an offer which is fair to all shareholders.

The Rights Plan should not prevent shareholders from disposing of their common shares through any takeover bid or tender offer for the Company. The directors will continue to be bound to consider fully and fairly any bona fide takeover bid or offer for the common shares of the Company and to discharge that responsibility with a view to the best interests of the shareholders.

Trading of Rights

Until the Separation Time, the Rights will be evidenced only by the register maintained by the Rights Agent and outstanding common share certificates. The Rights Plan provides that, until the Separation Time, the Rights will be transferred with and only with the associated common shares. Until the Separation Time, or earlier termination or expiration of the Rights, each new share certificate issued after the Record Time, upon transfer of existing common shares or the issuance of additional common shares, will display a legend incorporating the terms of the Rights

Plan by reference. As soon as practicable following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to the holders of record of common shares as of the close of business at the Separation Time, and thereafter the Rights Certificates alone will evidence the Rights.

Acquiring Person and Flip-in Event

An Acquiring Person is, generally, a person who beneficially owns 20% or more of the outstanding common shares of the Company. The Rights Agreement provides certain exceptions to that rule, including a person who acquires 20% or more of the outstanding common shares through a Permitted Bid Acquisition, an Exempt Acquisition or in its capacity as Investment Manager, Trust Company, Plan Trustee or Statutory Body, provided in these latter instances that the person is not making or proposing to make a takeover bid. The term Acquiring Person does not include the Company or any subsidiary of the Company. If a person becomes an Acquiring Person (a "Flip-in Event"), each Right will generally convert into the right to purchase from the Company, upon exercise, a number of common shares having an aggregate Market Price on the date of the Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price.

Separation Time

The Separation Time is the close of business on the tenth day after the earlier of (i) the "Stock Acquisition Date", which is generally the first date of public announcement of facts indicating that a person has become an Acquiring Person; (ii) the date of commencement of, or first public announcement of the intent of any person (other than the Company or any subsidiary of the Company) to commence a Takeover Bid (other than a Permitted Bid or a Competing Permitted Bid); and (iii) the date on which a Permitted Bid ceases to be a Permitted Bid. In any of the above cases, the Separation Time can be such later business day as may from time to time be determined by the Board of Directors. If a Takeover Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation time, it shall be deemed never to have been made.

Permitted Bid

A Flip-in Event does not occur if a takeover bid is a Permitted Bid. A Permitted Bid is a Takeover Bid, made by means of a takeover bid circular, which, among other things:

(a) is made to all holders of record of common shares as registered on the books of the Company (other than the Offeror);

(b) contains, and the take-up and payment for common shares tendered or deposited is subject to, an irrevocable and unqualified condition that no common shares will be taken up or paid for pursuant to the Takeover Bid prior to the close of business on the 60th day following the date of the Takeover Bid;

(c) contains irrevocable and unqualified provisions that, unless the Takeover Bid is withdrawn, all common shares may be deposited pursuant to the Takeover Bid at any time prior to the close of business on the date of first take-up or payment for

common shares under the bid and that all common shares deposited pursuant to the Takeover Bid may be withdrawn at any time prior to the close of business on such date;

(d) contains an irrevocable and unqualified provision that no common shares will be taken up or paid for under the bid unless more than 50% of the then outstanding common shares held by independent shareholders have been deposited under the bid; and

(e) contains an irrevocable and unqualified provision that, should the condition referred to in clause (d) be met, the Offeror will make a public announcement of that fact and the Takeover Bid will be extended on the same terms for a period of not less than 10 business days from the date of such public announcement.

The Rights Plan also provides for a "Competing Permitted Bid", which is a Takeover Bid, made while another Permitted Bid is outstanding, that satisfies all of the requirements of a Permitted Bid other than the requirements of clause (b). The Competing Permitted Bid must expire no earlier than the later of (i) the date on which common shares may be taken up under the Permitted Bid which preceded the Competing Permitted Bid; and (ii) 35 days following the date of commencement of the Competing Permitted Bid.

Takeover Bid

A Takeover Bid is defined in the Rights Plan as an offer to acquire common shares or other securities convertible into common shares, where the common shares subject to the offer to acquire, together with the common shares into which the securities subject to the offer to acquire are convertible, and the Offeror's securities, constitute in the aggregate 20% or more of the outstanding common shares at the date of the offer.

Redemption and Waiver

At any time prior to the occurrence of a Flip-in Event, the board may redeem all, but not part, of the outstanding Rights at a redemption price of $0.0001 per Right, subject to appropriate adjustment in certain events.

The board may, prior to the occurrence of a Flip-in Event, waive the application of the Flip-in Event provisions to a transaction that would otherwise be subject to those provisions, provided that such Flip-in Event occurs by way of a Takeover Bid made by means of a takeover bid circular to all shareholders of record. If a waiver is granted, the board of directors will have been deemed to have waived the application of the Flip-in Event provisions to all other Takeover Bids made by takeover bid circular to all holders of record of common shares which are made prior to the expiration of any Takeover Bid in respect of which a waiver is, or is deemed to have been, granted. The board may also, with the prior consent of the majority of the then outstanding common shares held by independent shareholders, determine, at any time prior to the occurrence of a Flip-in Event, if such Flip-in Event would occur by reason of an acquisition of common shares otherwise than pursuant to a Takeover Bid made by means of a takeover bid circular to all

shareholders of record, to waive the application of the Flip-in Event provisions to such Flip-in Event. In the event that the board proposes such a waiver, the board shall extend the Separation Time to a date subsequent to and not more than ten (10) business days following the meeting of shareholders called to approve such waiver. The board may also, in respect of any Flip-in Event, waive the application of the Flip-in Event provisions to such Flip-in Event, where the Acquiring Person became such by inadvertence.

Power to Amend the Rights Agreement

The Company may, from time to time make amendments to the Rights Agreement in order to correct any clerical or typographical error or which are required to maintain the validity of the Rights Agreement as a result of any change in any applicable legislation, regulations or rules thereunder. The Company may also, prior to shareholder approval of the Rights Plan, supplement or amend the Rights Agreement without the approval of any holders of Rights or common shares to make any changes which the board may deem necessary or desirable, provided that no such supplement or amendment shall be made to the provisions relating to the Rights Agent except with the concurrence of the Rights Agent. Any supplement, amendment or variance made after the date of the approval of the Rights Plan but prior to the Separation Time may only be made with the prior consent of the "independent shareholders" (essentially all shareholders other than an Acquiring Person and related parties) provided that no such supplement, amendment or variance shall be made to the provisions relating to the Rights Agreement except with the concurrence of the Rights Agent. Any supplement or amendment made on or after the Separation time may only be made with the prior consent of the holders of Rights provided that no such supplement, amendment or variance shall be made to the provisions relating to the Rights Agreement except with the concurrence of the Rights Agent. In addition, any amendment to the Rights Agreement is subject to the prior written consent of the TSX Venture Exchange.

Term

The Rights Plan became effective on March 23, 2006 and will terminate if not ratified by a resolution passed by a majority of greater than 50 per cent of the votes cast by independent shareholders at the Company's Annual and Special Meeting to be held on May 12, 2006. Unless earlier redeemed by the Board, the Rights Plan will expire at the close of the 2011 annual meeting unless reconfirmed at such meeting. If reconfirmed at the 2011 annual meeting, the Rights Plan will expire at the close of the 2016 annual meeting.

2006 Amendments

The amendments to the Rights Agreement approved by the Board on March 23, 2006 are limited in number and effect. Arguably, the only such amendment which may be considered material is the reduction of the minimum deposit period for a Permitted Bid from 75 days to 60 days (see "Permitted Bid" above). At the time of the adoption of the Company's original shareholder rights plan, it was not unusual to have a minimum deposit period in excess of 60 days. However, the survey of recent plans which the Company's advisors carried out indicated that a 60-day minimum deposit period is much closer to the norm now, and that it is extremely rare to find a

plan with a minimum deposit period in excess of 60 days. The other amendments include (i) replacing references to *Company Act* (British Columbia) with reference to the *Business Corporations Act* (British Columbia), reflecting British Columbia's adoption in 2004 of the *Business Corporations Act* (British Columbia) to replace the *Company Act* (British Columbia); (ii) amendments of a technical nature designed to bring the Rights Plan up-to date with respect to prevailing current practice; and (iii) the correction of certain typographical and similar errors.

Item 6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

Item 7. OMITTED INFORMATION

No material information has been omitted from the report in reliance upon the sections mentioned under item 6 above.

Item 8. EXECUTIVE OFFICER

Raymond Hrkac, President & CEO (business telephone number 604.688.0546), is the officer of the Company knowledgeable about the details of this material change report.

Item 9. DATE OF REPORT

March 24, 2006.

EXHIBIT "A"

AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT

MADE AS OF

MARCH 23, 2006

BETWEEN

GGL DIAMOND CORP.

AND

COMPUTERSHARE INVESTOR SERVICES INC.

AS RIGHTS AGENT

(amending and restating the Shareholder Rights Plan Agreement dated April 10, 2001)

TABLE OF CONTENTS

THIS AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT is made as of March 23, 2006 (amending and restating the Shareholder Rights Plan Agreement of the Company dated April 10, 2001).

BETWEEN:

GGL DIAMOND CORP., a company incorporated under the *Business Corporations Act* (British Columbia) (hereinafter referred to as the "Corporation")

OF THE FIRST PART

AND:

COMPUTERSHARE INVESTOR SERVICES INC., a company incorporated under the federal laws of Canada (hereinafter referred to as the "Rights Agent")

OF THE SECOND PART

WHEREAS on April 10, 2001, the Board of Directors of the Corporation approved, and the Corporation implemented, a shareholder rights plan (the "2001 Plan") with a five-year term expiring on April 10, 2006;

AND WHEREAS the Board of Directors of the Corporation has determined that it is in the best interests of the Corporation and all of its shareholders to amend and restate, effective March 23, 2006 the 2001 Plan (the shareholder rights plan as amended and restated shall be referred to as the "Rights Plan" or this "Agreement");

AND WHEREAS in order to implement the adoption of the Rights Plan, the Board of Directors has:

(a) authorized the issuance and distribution, effective as of the Record Time, of one Right in respect of each Common Share outstanding at the Record Time; and

(b) authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time;

AND WHEREAS each Right entitles the holder thereof, after the Separation Time but before the Expiration Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Corporation desires to confirm the appointment of the Rights Agent to act on behalf of the Corporation and the holders of Rights, and the Rights Agent is

willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, the preamble hereto forming an integral part hereof, the parties hereby agree as follows:

Article 1

INTERPRETATION

1.1 Certain Definitions

In this Agreement:

(a) "**Acquiring Person**" means any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term "Acquiring Person" shall not include:

(i) the Corporation or any Subsidiary or Affiliate of the Corporation;

(ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of any one or any combination of: (A) Voting Share Reductions; (B) Permitted Bid Acquisitions; (C) Exempt Acquisitions; (D) Convertible Security Acquisitions; or (E) Pro Rata Acquisitions; provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of any one or any combination of Voting Share Reductions, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions and, if thereafter, such Person, while such Person is the Beneficial Owner of 20% or more of the outstanding Voting Shares, becomes the Beneficial Owner of additional Voting Shares which result in an increase of such Person's Beneficial Ownership of Voting Shares by more than 1% of the number of such Voting Shares outstanding as at the time of acquisition (other than pursuant to one or any combination of Voting Share Reductions, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions), then, as of the date such Person becomes the Beneficial Owner of such additional outstanding Voting Shares, such Person shall be an "Acquiring Person";

(iii) for the period of ten days after the Disqualification Date, any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on paragraph 1.1(d)(v) solely because such Person makes or proposes to make

a Take-over Bid alone or acting jointly or in concert with any other Person;

(iv) an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares in connection with a distribution of securities; or

(v) any employee or executive or director stock ownership or other employee or executive or director benefit plan, or trust for the benefit of employees of the Corporation or any Subsidiary of the Corporation or any Person organized, appointed or established by the Corporation for or pursuant to the terms of any such plan or trust;

(b) "**Affiliate**", when used to indicate a relationship with a specified Person, means a Person that, directly or indirectly (including through one or more intermediaries), controls, is controlled by or is under common control with, such specified Person and a Person shall be deemed to be controlled by another Person if controlled in any manner whatsoever that results in control in fact by that person, whether directly or indirectly, and whether through securities ownership, a trust, a contract or otherwise;

(c) "**Associate**", when used to indicate a relationship with a specified Person, means:

(i) any body corporate, partnership or other organization of which such specified Person is an officer or partner;

(ii) any trust or other estate in which such specified Person has a substantial beneficial interest or as to which such specified Person serves as trustee or in a similar fiduciary capacity;

(iii) any relative of such specified Person if that relative has the same residence as such specified Person, or any person to whom such specified Person is married, or any person with whom such specified Person is living in a conjugal relationship outside marriage, or any relative of such spouse or other person if that relative has the same residence as such specified Person;

(iv) any Person who is a director of, officer of, partner in or trustee of such specified Person or of any body corporate, partnership or other organization which is an Affiliate or Associate of such specified Person; and

(v) any body corporate of which such specified Person beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attaching to all voting securities of the body corporate for the time being outstanding;

(d) A Person shall be deemed the "**Beneficial Owner**" of, and to have "**Beneficial Ownership**" of, and to "**Beneficially Own**":

(i) any securities as to which such Person, or any of such Person's Affiliates or Associates is the direct or indirect owner at law or in equity;

(ii) any securities as to which such Person or any of such Person's Affiliates or Associates has the right to become the owner at law or equity (within 60 days of the date of determination of Beneficial Ownership and whether or not on condition or the occurrence of any contingency) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pledges of securities in the ordinary course of business); and

(iii) any securities which are Beneficially Owned within the meaning of paragraphs (i) or (ii) of this definition by any other Person with which such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the "Beneficial Owner" or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

(iv) where such security has been, or has been agreed to be, deposited or tendered pursuant to a Lock-up Agreement, or is otherwise deposited or tendered to any Take-over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person referred to in paragraph (iii) of this definition, until such deposited or tendered security has been unconditionally accepted for payment or exchange or taken up and paid for, whichever shall first occur;

(v) because such Person, any of such Person's Affiliates or Associates or any other Person referred to in paragraph (iii) of this definition holds such security provided that:

A. the ordinary business of such person (the "Investment Manager") includes the management of investment funds for others (which others, for greater certainty, may include and be limited to one or more employee benefit plans or pension plans) and such security is held in the ordinary course of such business in the performance of the duties of the Investment Manager for the account of any other Person (the "Client");

B. such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable law and, as such, acts as trustee or administrator or in a similar capacity in relation to the

estates of deceased or incompetent Persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and holds such security in the ordinary course of such duties for the estate of any such Estate Accounts or for such Other Accounts;

C. such Person is a Crown agent or agency (in this definition, the "Crown Agency");

D. the Person is established by statute for purposes that include, and the ordinary business or activity of such Person (in this definition, a "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies and the Statutory Body holds such security for the purposes of its activities as such; or

E. the Person (in this definition, an "Administrator") is the administrator or trustee of one or more pension funds or plans (each, in this definition, a "Plan") registered under the laws of Canada or any province thereof or the corresponding laws of the jurisdiction by which such Plan is governed or is such a Plan and the Administrator or Plan holds such security for the purposes of its activities as such;

but only if the Investment Manager, the Trust Company, the Crown Agent, the Statutory Body, the Administrator or the Plan, as the case may be, is not then making and has not announced a current intention to make a Take-over Bid, other than an Offer to Acquire Common Shares or other securities pursuant to a distribution by the Corporation or by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or an organized over-the-counter market, alone or by acting jointly or in concert with any other Person;

(vi) because such Person:

A. is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security;

B. has an Estate Account or an Other Account with the same Trust Company as another Person on whose account the Trust Company holds such security; or

C. is a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(vii) because such Person:

A. is a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager;

B. has an Estate Account or an Other Account with a Trust Company and such security is owned at law or in equity by the Trust Company; or

C. is a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(viii) because such Person is the registered holder of securities as a result of carrying on the business of, or acting as nominee for, a securities depositary;

(e) "**Board of Directors**" means the board of directors of the Corporation or any duly constituted and empowered committee thereof;

(f) "***Business Corporations Act*** **(British Columbia)**" means the *Business Corporations Act* (British Columbia), as amended from time to time, and the regulations made thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(g) "**Business Day**" means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;

(h) "**Canadian Dollar Equivalent**" of any amount which is expressed in United States dollars means, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S. - Canadian Exchange Rate in effect on such date;

(i) "**close of business**" on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the Vancouver office of the principal transfer agent for the Common Shares (or, after the Separation Time, the Vancouver office of the Rights Agent) is closed to the public;

(j) "**Common Shares**" means the common shares without par value in the capital of the Corporation and any other shares in the capital of the Corporation into which such shares may be subdivided, consolidated, reclassified or changed; provided, however, that "common shares", when used with reference to any Person other than the Corporation, shall mean the class or classes of shares (or similar equity interest) with the greatest per share voting power entitled to vote generally in the election of all directors of such other Person;

(k) "**Competing Permitted Bid**" means a Take-over Bid that:

(i) is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid (in this definition, the "Prior Bid");

(ii) satisfies all the provisions of the definition of a Permitted Bid other than the requirements set out in clause 1.1(jj)(ii)(A)(1) of the definition of Permitted Bid; and

(iii) contains, and the take-up and payment for securities tendered or deposited thereunder are subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date that is no earlier than the later of (A) the earliest date on which Voting Shares may be taken up or paid for under any Prior Bid in existence at the date of such Take-over Bid and (B) the last day on which the Take-over Bid must be open for acceptance after the date of such Take-over Bid under applicable Canadian provincial securities legislation;

(l) "**controlled**": a corporation is "**controlled**" by another Person or two or more Persons if:

(i) securities entitled to vote in the election of directors carrying more than 50 percent of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other Person or Persons; and

(ii) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation,

and "**control**", "**controls**" and "**controlling**" shall be interpreted accordingly;

(m) "**Convertible Securities**" means at any time any securities issued by the Corporation (including rights, warrants and options but other than the Rights) carrying any purchase, exercise, conversion or exchange right, but pursuant to which the holder thereof may acquire Voting Shares or other securities which are convertible into or exercisable or exchangeable for Voting Shares (in each case, whether such right is exercisable immediately or exercisable after a specified period and whether or not on condition or the happening of any contingency);

(n) "**Convertible Security Acquisition**" means the acquisition of Common Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition;

(o) "**Co-Rights Agent**" has the meaning ascribed thereto in subsection 4.1(a);

(p) "**Disqualification Date**" means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report or filing made or filed pursuant to Section 111 of the *Securities Act* (British Columbia), Section 176 of the *Securities Act* (Alberta) (both of the foregoing provisions as modified by Canadian Securities Administrators National Instrument 62-103 ("NI 62-103")) or Sections 13(d) or 14 under the *1934 Exchange Act*) that any Person has made or proposes to make a Take-over Bid alone or acting jointly or in concert with any other Person;

(q) "**Dividend Reinvestment Acquisition**" means an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan;

(r) "**Dividend Reinvestment Plan**" means a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to holders of its securities where such plan permits the holder to direct that some or all of:

(i) dividends paid in respect of shares of any class of the Corporation;

(ii) proceeds of redemption of shares of the Corporation;

(iii) interest paid on evidences of indebtedness of the Corporation; or

(iv) optional cash payments;

be applied to the purchase from the Corporation of Common Shares;

(s) "**Election to Exercise**" has the meaning ascribed thereto in subsection 2.2(d);

(t) "**Exempt Acquisition**" means a share acquisition:

(i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of subsection 5.1(d), 5.1(e) or 5.1(f);

(ii) which was made on or prior to the Record Time;

(iii) which was made pursuant to a Dividend Reinvestment Plan;

(iv) pursuant to the receipt or exercise of rights issued by the Corporation to all the holders of the Common Shares to subscribe for or purchase Common Shares or Convertible Securities, provided that such rights are acquired directly from the Corporation and not from any other Person;

(v) pursuant to a distribution by the Corporation of Common Shares or Convertible Securities made pursuant to a prospectus; or

(vi) pursuant to a distribution by the Corporation of Common Shares or Convertible Securities by way of a private placement by the Corporation or upon the exercise by an individual employee of stock options granted under a stock option plan of the Corporation or rights to purchase securities granted under a share purchase plan of the Corporation, where

A. all necessary stock exchange approvals for such private placement, stock option plan or share purchase plan have been obtained and such private placement, stock option plan or share purchase plan complies with the terms and conditions of such approvals; and

B. such Person does not become the Beneficial Owner of more than 25% of the Common Shares of the Corporation outstanding immediately prior to the distribution, and in making this determination the Common Shares to be issued to such Person in the distribution shall be deemed to be held by such Person but shall not be included in the aggregate number of outstanding Common Shares immediately prior to the distribution;

(u) "**Exercise Price**" means the price at which a holder may purchase the securities issuable upon exercise of one whole Right and, until adjustment thereof in accordance with the terms hereof, the Exercise price shall be equal to thirty ($30) dollars;

(v) "**Expansion Factor**" has the meaning ascribed thereto in subsection 2.3(a);

(w) "**Expiration Time**" means the earlier of:

(i) the Termination Time; or

(ii) the close of the annual general meeting of the shareholders of the Corporation held in 2011 (the "2011 AGM"), or if this Agreement is reconfirmed at the 2011 AGM pursuant to Section 5.16, the close of the annual general meeting of the shareholders of the Company held in 2016 (the "2016 AGM");

(x) "**Flip-in Event**" means a transaction in or pursuant to which any Person becomes an Acquiring Person;

(y) "**holder**" has the meaning ascribed thereto in Section 2.8;

(z) "**Independent Shareholders**" means holders of Voting Shares other than;

(i) any Acquiring Person;

(ii) any Offeror;

(iii) any Associate or Affiliate of any Acquiring Person or Offeror;

(iv) any Person acting jointly or in concert with any Acquiring Person or any Offeror; and

(v) any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees of the Corporation or any Subsidiary of the Corporation but excluding in any event a plan or trust in respect of which the employee directs the manner in which the Voting Shares are to be voted and directs whether the Voting Shares be tendered to a Take-over Bid;

(aa) "**Lock-up Agreement**" means an agreement between a Person and one or more holders of Voting Shares or Convertible Securities (each a "Locked-up Person") (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation) not later than the date the Lock-up Bid (as defined below) is publicly announced or, if the Lock-up Bid has been made prior to the date on which such agreement is entered into, forthwith, and in any event not later than the date of such agreement), pursuant to which each such Locked-up Person agrees to deposit or tender Voting Shares or Convertible Securities (or both) to a Take-over Bid (the "Lock-up Bid") made or to be made by the Person or any of such Person's Affiliates or Associates or any other Person referred to in Clause (iii) of the definition of Beneficial Owner; provided that:

(i) the agreement:

A. permits the Locked-up Person to terminate its obligation to deposit or tender, and permits the Locked-up Person to withdraw if already deposited or tendered, the Voting Shares or Convertible Securities (or both) from the Lock-up Bid in order to tender or deposit such securities to another Take-over Bid or to support another transaction that is more favourable than the Lock-up Bid; or

B. (1) permits the Locked-up Person to terminate its obligation to deposit or tender, and permits the Locked-up Person to withdraw if already deposited or tendered, the Voting Shares or Convertible Securities from the agreement in order to tender or deposit the Voting Shares or Convertible Securities to another Take-over Bid, or to support another transaction that provides for a consideration for each Voting Share or Convertible Security that exceeds by as much as or more than a specified amount (the "Specified Amount") the consideration for each Voting Share or Convertible Security contained in or proposed to be contained in, and is made for at least the same number of Voting Shares or Convertible Securities as, the Lock-up Bid; and

(2) does not by its term provide for a Specified Amount that is greater than 7% over the consideration for each Voting Share or Convertible Security contained in or proposed to be contained in the Lock-up Bid;

and, for greater clarity, the agreement may contain a right of first refusal or permit a period of delay to give such Person an opportunity to at least match a higher consideration in another Take-over Bid and may provide for other similar limitation on a Locked-up Person's right to withdraw Voting Shares or Convertible Securities (or both) from the agreement, as long as the Locked-Up Person can accept another bid or tender to another transaction; and

(ii) no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

A. the cash equivalent of $2^1/_2$% of the price or value payable under the Lock-up Person; and

B. 50% of the amount by which the price or value payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid,

are payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Voting Shares or Convertible Securities (or both) to the Lock-up Bid, withdraws Voting Shares or Convertible Securities (or both) previously tendered thereto or supports another transaction.

(bb) "**Market Price**" per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 shall have caused the closing price in respect of any Trading Day used to determine the Market Price not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(i) the closing board lot sale price or, if no such sale takes place on such date, the average of the closing bid and asked prices, as reported by the principal Canadian stock exchange on which such securities are listed or admitted to trading; or

(ii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the closing board lot sale price or, if no such sale takes place on such date, the average of the closing bid and asked prices, as reported by the principal national United States securities exchange or quotation system on which such securities are listed or admitted to trading; or

(iii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or quotation system, the last quoted price, or if not so quoted, the average of the high bid and low asked prices for each share of such securities in the over-the-counter market, as reported by any reporting system then in use (as determined by the Board of Directors); or

(iv) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or quotation system or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities, selected by the Board of Directors;

provided, however, that if for any reason none of such prices is available on any such date, the closing price per share of such securities on such date shall mean the fair value per share of such securities on such date as determined by a nationally or internationally recognized Canadian investment dealer or investment banker with respect to the fair value per share of such securities. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in United States dollars, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof on the relevant Trading Day.

Notwithstanding the foregoing, where the Board of Directors is satisfied that the Market Price of securities as determined herein was affected by an anticipated or actual Take-over Bid or by improper manipulation, the Board of Directors may, acting in good faith, determine the Market Price of securities, such determination to be based on a finding as to the price at which a holder of securities of that class could reasonably have expected to dispose of his, her or its securities immediately prior to the relevant date excluding any change in price reasonably attributable to the anticipated or actual Take-over Bid or to the improper manipulation;

(cc) "***1933 Securities Act***" means the *Securities Act of 1933* of the United States, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(dd) "***1934 Exchange Act***" means the *Securities Exchange Act of 1934* of the United States, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(ee) "**Nominee**" has the meaning ascribed thereto in subsection 2.2(c);

(ff) "**Offer to Acquire**" shall include:

(i) an offer to purchase, or a solicitation of an offer to sell, Voting Shares or Convertible Securities, and

(ii) an acceptance of an offer to sell Voting Shares or Convertible Securities, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(gg) "**Offeror**" means a Person who has announced an intention to make or who has made a Take-over Bid (including a Permitted Bid or Competing Permitted Bid but excluding an Offer to Acquire made by an Investment Manager, Trust Company, Crown Agency, Statutory Body, Administrator or Plan referred to clause 1.1(d)(v) of the definition of Beneficial Owner pursuant to a distribution by the Corporation or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) in the circumstances contemplated in clause 1.1(d)(v)) but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired;

(hh) "**Offeror's Securities**" means the Voting Shares Beneficially Owned by an Offeror on the date of an Offer to Acquire;

(ii) "**ordinary course dividends**" means cash dividends paid in any fiscal year of the Corporation to the extent that such cash dividends, in the aggregate, do not exceed the greatest of:

(i) 200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

(ii) 300% of the arithmetic mean of the aggregate amounts of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years; and

(iii) 100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year;

(jj) "**Permitted Bid**" means a Take-over Bid made by an Offeror by way of a take-over bid circular which also complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of record of Voting Shares wherever resident as registered on the books of the Corporation, other than the Offeror;

(ii) the Take-over Bid contains, and the take up and payment for securities tendered or deposited thereunder shall be subject to, irrevocable and unqualified conditions that:

A. no Voting Shares will be taken up or paid for pursuant to the Take-over Bid:

1 prior to the close of business on a date which is not earlier than the sixtieth (60th) day following the date of the Take-over Bid; and

2 unless at such date more than 50% of the Voting Shares held by Independent Shareholders have been deposited pursuant to the Take-over Bid and not withdrawn;

B. unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time prior to the close of business on the date of first take-up or payment described in subparagraph (ii)(A)(1) of this definition and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date; and

C. if the condition set forth in subparagraph (ii)(A)(2) is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such public announcement;

provided that:

(I) if a Take-over Bid constitutes a Competing Permitted Bid, the term "Permitted Bid" shall also mean the Competing Permitted Bid;

(II) a Permitted Bid will cease to be a Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition; and that, at such time, any acquisition of Voting Shares made pursuant to such Permitted Bid, including any acquisition of Voting Shares theretofore made, will cease to be a Permitted Bid Acquisition;

(kk) "**Permitted Bid Acquisition**" means an acquisition made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ll) "**Person**" shall include any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, body corporate, corporation, unincorporated organization or association, syndicate, government and its agencies or other entity or group, whether or not having legal personality and any of the foregoing acting in any derivative, representative or fiduciary capacity;

(mm) "**Pro Rata Acquisition**" means an acquisition by a person of Beneficial Ownership of Voting Shares as a result of: a Dividend Reinvestment Acquisition; a stock dividend, a stock split or other event pursuant to which a Person becomes Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of Voting Shares; the acquisition or exercise by such Person of rights to purchase Voting Shares distributed to such Person in the course of a distribution to all holders of Voting Shares pursuant to a rights offering or pursuant to a prospectus; or a distribution of Voting Shares or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or a distribution by way of a private placement; provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible into or exchangeable for Voting Shares, so offered than the Person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition;

(nn) "**Record Time**" means 4:00 p.m. (Vancouver time) on April 10, 2001;

(oo) "**Redemption Price**" has the meaning ascribed thereto in subsection 5.1(a);

(pp) "**Right**" means a right to purchase a Common Share, upon the terms and subject to the conditions set forth in this Agreement;

(qq) "**Rights Agent**" means Computershare Investor Services Inc., the rights agent appointed by the Corporation to act as agent for the Corporation in accordance with the terms and conditions of this Agreement;

(rr) "**Rights Certificate**" has the meaning ascribed thereto in subsection 2.2(c) and shall be in substantially the form set out in Exhibit A to this Agreement;

(ss) "**Rights Registrar**" means Computershare Investor Services Inc., the registrar for the Rights appointed pursuant to subsection 2.6(a) of this Agreement;

(tt) "**Rights Register**" has the meaning ascribed thereto in subsection 2.6(a);

(uu) "*Securities Act* **(Alberta)**" shall mean the *Securities Act,* R.S.A. 2000, c. S-4, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(vv) "*Securities Act* **(British Columbia)**" shall mean the *Securities Act,* R.S.B.C. 1996, c. 418, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(ww) "**Separation Time**" means the close of business on the tenth Trading Day after the earlier of:

(i) the Stock Acquisition Date;

(ii) the date of the commencement of or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or Competing Permitted Bid); and

(iii) the date upon which a Take-over Bid ceases to be a Permitted Bid or Competing Permitted Bid;

or such later time as may be determined by the Board of Directors (or any committee of the Board of Directors so designated by the Board of Directors) acting in good faith provided that, if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time, and further provided that:

A. if any Take-over Bid referred to in paragraph (ii) of this definition expires, or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made; and

B. if the Board of Directors determines pursuant to subsection 5.1(d), (e) or (f) to waive the application of Section 3.1 to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred;

(xx) "**Special Meeting**" means a special meeting (including a combined annual and special meeting) of the holders of Voting Shares called by the Board of Directors for the purpose of:

(i) ratifying the distribution and continued existence of the Rights in accordance with Section 5.15; or

(ii) approving an amendment, variation or rescission of any of the provisions of this Agreement pursuant to subsections 5.4(b), 5.4(c) or 5.4(e);

(yy) "**Stock Acquisition Date**" means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report or filing made or filed pursuant to Section 111 of the *Securities Act* (British Columbia), Section 176 of the *Securities Act* (Alberta) (both of the foregoing provisions as modified by NI 62-103) or Sections 13(d) or 14 of the *1934 Exchange Act*) by the Corporation or an Acquiring Person indicating that a Person has become an Acquiring Person;

(zz) "**Subsidiary**": a corporation shall be deemed to be a Subsidiary of another corporation if:

(i) it is controlled by:

A. that other; or

B. that other and one or more corporations each of which is controlled by that other; or

C. two or more corporations each of which is controlled by that other; or

(ii) it is a Subsidiary of a corporation that is that other's Subsidiary;

(aaa) "**Take-over Bid**" means an Offer to Acquire Voting Shares or other securities if, assuming the Voting Shares or other securities subject to the Offer to Acquire are acquired at the date of the Offer to Acquire by the Person making the Offer to Acquire, such Voting Shares (including all Voting Shares that may be acquired upon exercise of all rights of conversion, exchange or purchase attaching to the other securities) together with the Offeror's Securities would constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire;

(bbb) "**Termination Time**" means the time at which the right to exercise Rights shall terminate pursuant to Sections 5.1 or 5.15;

(ccc) "**Trading Day**", when used with respect to any securities, means a day on which the principal Canadian stock exchange or United States securities exchange or quotation system on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange or United States securities exchange or quotation system, a Business Day;

(ddd) "**U.S. - Canadian Exchange Rate**" means, on any date:

(i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate, and

(ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith, and

(eee) "**Canadian – U.S. Exchange Rate**" means, on any date:

(i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one Canadian dollar into United States dollars, such rate, and

(ii) in any other case, the rate for such date for the conversion of one Canadian dollar into Unites States dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith;

(fff) "**U.S. Dollar Equivalent**" of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the Canadian-U.S. Exchange Rate in effect on such date;

(ggg) "**Voting Shares**" means the Common Shares and any other shares of capital stock or voting interests of the Corporation entitled to vote generally in the election of all directors; and

(hhh) "**Voting Share Reduction**" means an acquisition or redemption by the Corporation or a Subsidiary of the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding or which may be voted, increases the proportionate number of Voting Shares Beneficially Owned by any Person.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3 Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs and subparagraphs and the insertion of headings, subheadings and a table of contents are for

convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 References to Agreement

References to "this Agreement", "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this Agreement, as amended or supplemented from time to time, and not to any particular Article, Section, subsection, paragraph, subparagraph or other provision hereof and include any and every instrument supplemental or ancillary hereto. Unless the context otherwise requires, references in this Agreement to an Article, Section, subsection, paragraph, subparagraph or Exhibit by number, letter or otherwise refer to the Article, Section, subsection, paragraph, subparagraph or Exhibit, respectively, bearing that designation in this Agreement.

1.5 Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

For purposes of this Agreement, the percentage of outstanding Voting Shares Beneficially Owned by any Person shall be and be deemed to be the product determined by the formula:

$$100 \times \frac{A}{B}$$

where:

A = the number of votes for the election of all directors generally attaching to the outstanding Voting Shares Beneficially Owned by such Person; and

B = the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

For the purpose of the foregoing formula, where any person is deemed to Beneficially Own unissued Voting Shares which may be acquired pursuant to Convertible Securities, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares Beneficially Owned by such Person in both the numerator and the denominator, but no other unissued Voting Shares which may be acquired pursuant to any other outstanding Convertible Securities shall, for the purposes of that calculation, be deemed to be outstanding.

1.6 Acting Jointly or in Concert

For purposes of this Agreement, a Person is acting jointly or in concert with every other Person who is a party to any agreement, commitment or understanding, whether formal or informal and whether or not in writing, with the first mentioned Person for the purpose of acquiring or offering to acquire Voting Shares (other than customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pursuant to pledges of securities in the ordinary course of business).

1.7 Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

Article 2

THE RIGHTS

2.1 Issuance and Evidence of Rights; Legend on Common Share Certificates

(a) The Corporation shall issue one Right in respect of each Common Share outstanding at the Record Time and one Right in respect of each Common Share which may be issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time in accordance with the terms hereof. Notwithstanding the foregoing, the Corporation may, after the Separation Time but prior to the Expiration Time, issue one Right in respect of each Common Share which is issued after the Record Time pursuant to the exercise of Convertible Securities which are outstanding at the Stock Acquisition Date.

(b) Certificates representing Common Shares issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence, in addition to the Common Shares, one Right for each Common Share evidenced thereby and shall have impressed on, printed on, written on or otherwise affixed to them a legend in the following (or substantially similar) form:

> "Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in the Amended and Restated Shareholder Rights Plan Agreement made as of March 23, 2006 (the "Rights Agreement"), between GGL Diamond Corp. (the "Corporation") and Computershare Investor Services Inc., as rights agent, as amended from time to time, the terms of which are hereby incorporated herein by reference and a copy of which may be inspected during normal business hours at the principal office of the Corporation. Under certain circumstances, as set out in the Rights Agreement, the Rights may be amended, redeemed, may

expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor."

and may also have impressed on, printed on, written on or otherwise affixed to them, where and when required, a French language version of the above legend. Certificates representing Common Shares that are issued and outstanding at the Record Time shall also evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a) Subject to adjustment as herein set forth (including without limitation any adjustment described in Article 3), each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price, one Common Share. Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

(b) Until the Separation Time:

(i) the Rights shall not be exercisable and no Right may be exercised; and

(ii) each Right will be evidenced by the certificate for the associated Common Share and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c) From and after the Separation Time and prior to the Expiration Time:

(i) the Rights shall be exercisable; and

(ii) the registration and transfer of the Rights shall be separate from and independent of Common Shares.

Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail or arrange to be mailed to each holder of record of Common Shares as of the Separation Time or who subsequently becomes a holder of record of Common Shares upon the exercise of rights attaching to Convertible Securities outstanding at the Stock Acquisition Date (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a "Nominee")), at such holder's address as shown by the

records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

A. a rights certificate ("Rights Certificate") representing the number of Rights held by such holder at the Separation Time and having such markers of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation of any self-regulatory organization,, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

B. a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in paragraphs (A) and (B) above in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Corporation to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Corporation may require such first mentioned Person to furnish such information and documents as the Corporation deems necessary.

(d) Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its principal office in the city of Vancouver, the Rights Certificate evidencing such Rights together with:

(i) an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate duly completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(ii) payment in cash or by certified cheque, banker's draft or money order payable to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery or Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate, which is accompanied by a completed Election to Exercise that does not indicate that such Right is null and void as

provided by subsection 3.1(b) and payment as set forth in subsection 2.2(d), the Rights Agent (unless otherwise instructed by the Corporation if the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i) requisition from the transfer agent for the Common Shares certificates representing the number of such Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii) after receipt of such certificate, deliver the Common Shares referred to in subclause 2.2 (e)(i) to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(iii) when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iv) when appropriate, after receipt of such cash, deliver the same to or to the order of the registered holder of the Rights Certificate; and

(v) tender to the Corporation all payments received on exercise of the Rights.

(f) If the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to Section 5.5) will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Corporation covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all securities delivered upon exercise of Rights shall, at the time of delivery of the certificates for such securities (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii) take all such action as may be necessary and within its power to comply with any applicable requirements of the *Business Corporations Act* (British Columbia), the *Securities Act* (British Columbia), the *Securities Act* (Alberta), the *1933 Securities Act*, the *1934 Exchange Act* and any other applicable laws in connection with the issuance and delivery of the Rights, the Rights Certificates and the issuance of any securities upon exercise of Rights;

(iii) use reasonable efforts to cause all securities issued upon exercise of Rights to be listed on the stock exchanges and/or quotation systems on which the

Common Shares were listed and traded immediately prior to the Stock Acquisition Date;

(iv) cause to be reserved and kept available out of its authorized and unissued classes of securities, the number of securities that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

(v) pay when due and payable any and all Canadian and, if applicable, United States, federal, provincial and state transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for securities in a name other than that of the holder of the Rights being transferred or exercised.

2.3 Adjustment to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a) If the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i) declare or pay a dividend on its Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) other than pursuant to any optional stock dividend program, dividend reinvestment plan or a dividend payable in Voting Shares in lieu of a regular periodic cash dividend;

(ii) subdivide or change the outstanding Common Shares into a greater number of Common shares;

(iii) combine or change the outstanding Common Shares into a smaller number of Common Shares; or

(iv) issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) in respect of, in lieu of or in exchange for existing Common Shares;

except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall

occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date such that:

A. if the Exercise Price and number of Rights outstanding are to be adjusted,

1 the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the "Expansion Factor") that a holder of one Common share immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof; and

2 each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor;

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, combination or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it; and

B. if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof.

If after the Record Time and prior to the Expiration Time the Corporation shall issue any securities other than Common Shares in a transaction of a type described in paragraphs 2.3(a)(i) or (iv), such securities shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

(b) If the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe

for Common Shares having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be adjusted to that price determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii) the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

If such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights or warrants are not so issued (or are issued but not exercised), the Exercise Price shall be adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury shares or otherwise) pursuant to any dividend or interest reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Corporation and/or the investment of periodic optional payments and/or employee benefit, stock option or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights or warrants by the Corporation; provided, however, that, in the case of any Dividend Reinvestment Plan, the right to purchase Common Shares is at a price per share of not less than 90 percent of the current market price per share (determined as provided in such plans) of the Common Shares.

(c) If the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for a distribution to all holders of Common

Shares (including any such distribution made in connection with a merger or amalgamation in which the Corporation is the continuing corporation) of evidences of indebtedness, cash (other than an ordinary course dividend or a dividend referred to in paragraph 2.3(a)(i)), assets or rights or warrants (excluding those referred to in subsection 2.3(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii) the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d) Each adjustment made pursuant to this Section 2.3 shall be made as of

(i) the payment or effective date for the applicable dividend, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to subsection (a) above; and

(ii) the record date for the applicable distribution, in the case of an adjustment made pursuant to subsection (b) or (c) above, subject to readjustment to reverse the same if such distribution shall not be made.

(e) Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one percent in the Exercise Price; provided, however, that any adjustments which by reason of this subsection 2.3(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 2.3 shall be made to the nearest cent or to the nearest hundredth of a share. Notwithstanding the first sentence of this subsection 2.3(e), any adjustment required by this Section 2.3 shall be made no later than the earlier of (i) three years from the date of the transaction which mandates such adjustment and (ii) the Termination Time. Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.3, the Corporation shall:

(i) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

(ii) promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights.

(f) If the Corporation shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in paragraph (a)(i) or (a)(iv) above, if the Board of Directors acting in good faith determines that the adjustments contemplated by subsections (a), (b) and (c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding subsections (a), (b) and (c) above, but subject to the prior consent of the holders of Common Shares or Rights obtained in accordance with Section 5.4, such adjustments, rather than the adjustments contemplated by subsections (a), (b) and (c) above, shall be made. The Corporation and the Rights Agent shall have authority without the approval of the holders of the Common Shares or the holders of Rights to amend this Agreement as appropriate to provide for such adjustments.

(g) Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right, all subject to further adjustment as provided herein.

(h) Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(i) In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to

receive such additional shares (fractional or otherwise) or securities upon the occurrence of the event requiring such adjustment.

(j) Notwithstanding anything in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that the Board of Directors shall in good faith determine to be advisable in order that any (i) consolidation or subdivision of the Common Shares, (ii) issuance wholly or in part for cash of any Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares, (iii) stock dividends or (iv) issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Corporation to holders of its Common Shares shall not be taxable to such shareholders.

(k) The Corporation covenants and agrees that, after the Separation Time, it will not, except as permitted by Section 5.1 or Section 5.4, take (or permit any Subsidiary of the Corporation to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(l) If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1, the adjustment provided for in this Section 2.3 shall be in addition to and shall be made prior to, any adjustment required pursuant to Section 3.1.

(m) If the Corporation shall at any time after the Record Time and prior to the earlier of the Separation Time and the Expiration Time issue any Common Shares otherwise than in a transaction referred to in subsection 2.3(a) each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such share.

2.4 Date on Which Exercise is Effective

Each Person in whose name any certificate for Common Shares or other securities, property or assets, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, property or assets, if applicable, represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with subsection 2.2(d) hereof (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such Common Shares or other securities, property or assets on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5 Execution, Authentication, Delivery and Dating of Rights Certificates

(a) The Rights Certificates shall be executed on behalf of the Corporation by any two of its directors and/or senior officers. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b) Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent in writing of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and send such Rights Certificates to the holders of the Rights pursuant to subsection 2.2(c). No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 Registration, Registration of Transfer and Exchange

(a) After the Separation Time, the Corporation will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the "Rights Registrar") for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. If the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

(b) After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsections 2.6(d) and 3.1(b), the Corporation will execute, and the Rights Agent will manually countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(c) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

2.7 Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii) such security or indemnity as may be reasonably required by them in their sole discretion to save each of them and any of their agents harmless,

then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a *bona fide* purchaser, the Corporation shall execute and upon the Corporation's request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all benefits of this Agreement equally and proportionately with any and all other Rights duly issued by the Corporation.

2.8 Persons Deemed Owners

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

2.9 Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10 Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b) that, prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share;

(c) that after the Separation Time, the Rights Certificate will be transferable only upon registration of the transfer on the Rights Register as provided herein;

(d) that, prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share Certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e) that such holder of Rights has waived his, her or its right to receive any fractional Rights or any fractional shares upon exercise of a Right (except as provided herein);

(f) that, subject to the provisions of Section 5.4 hereof, without the approval of any holder of Rights and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

(g) that notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Board of Directors nor the Rights Agent shall have any liability to any holder of a Right or any other Person as result of the inability of the Corporation, the Board of Directors or the Rights Agent to perform any of their obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree, notice of hearing or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation, or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise inhibiting or restraining performance of such obligation.

2.11 Rights Certificate Holder not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any of the rights, titles, benefits or privileges of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares or securities of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

Article 3

ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1 Flip-in Event

(a) Subject to subsections 3.1(b), 5.1(d), 5.1(e) and 5.1(f), if prior to the Expiration Time a Flip-in Event occurs, the Corporation shall take such action as shall be necessary to ensure and provide, within ten Business Days of such occurrence or

such longer period as may be required to satisfy the requirements of the applicable securities acts or comparable legislation of each of the provinces and territories of Canada and the states of the United States so that, except as provided below, each Right shall thereafter constitute the right to purchase from the Corporation, upon payment of the Exercise Price and otherwise exercising such Right in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such Right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after the Stock Acquisition Date an event of a type analogous to any of the events described in Section 2.3 has occurred).

(b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person); or

(ii) a transferee of Rights, direct or indirect, of an Acquiring Person (or of any Affiliate or Associate of an Acquiring Person or of any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person) who becomes a transferee in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person), that has the purpose or effect of avoiding paragraph 3.1(b)(i);

shall become null and void without any further action, and any holder of such Rights (including any transferee of, or other successor to, such Rights whether directly or indirectly) shall not have any right whatsoever to exercise such Rights under any provision of this Agreement and shall not have thereafter any right whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this subsection 3.1(b) and such Rights shall become null and void.

(c) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either paragraph 3.1(b)(i) or (ii) or transferred to any Nominee of any

such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain substantially the following legend:

> "The Rights represented by this Rights Certificate were Beneficially Owned by a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or a Person acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby are void in the circumstances specified in subsection 3.1(b) of the Rights Agreement."

and may also contain, where and when required, a French language version of such legend; provided that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so in writing by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in either paragraph 3.1(b)(i) or (ii).

(d) From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provision of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the *Business Corporations Act* (British Columbia), the *Securities Act* (British Columbia), the *Securities Act* (Alberta), the *1933 Securities Act,* the *1934 Exchange Act* and any other applicable laws in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(e) If, upon the occurrence of a Flip-In Event, the aggregate number of Common Shares issuable upon the exercise of all Rights then outstanding would exceed the aggregate number of Common Shares that the Corporation is then authorized to issue pursuant to its constating documents, the number of Common Shares acquirable pursuant to each Right shall, notwithstanding subsection 3.1(a), be reduced *pro rata* to the extent necessary such that the aggregate number of Common Shares issuable upon the exercise of all outstanding Rights does not then exceed the aggregate number of Common Shares that the Corporation is then authorized to issue pursuant to its constating documents, provided that any such *pro rata* reduction will not affect the Exercise Price or any other term of this Agreement relating to the Rights.

3.2 Fiduciary and other Statutory Duties of the Board of Directors of the Corporation

For clarification it is understood that nothing contained in this Article 3 shall be considered to affect the obligations of the Board of Directors to exercise its fiduciary and other statutory duties. Without limiting the generality of the foregoing, nothing contained herein shall

be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Shares reject or accept any Take-over Bid or take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the shareholders of the Corporation with respect to any Take-over Bid or otherwise) that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary and other statutory duties.

Article 4

THE RIGHTS AGENT

4.1 General

(a) The Corporation hereby appoints the Rights Agent to act as agent for the Corporation in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-Rights Agents ("Co-Rights Agents") as it may deem necessary or desirable. In the event that the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agents and the Co-Rights Agents shall be as the Corporation may determine. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, the reasonable expenses and counsel fees and other disbursements incurred by the Rights Agent in the administration and execution of this Agreement and the exercise and performance of its duties hereunder, including the reasonable fees and disbursements of any expert retained by the Rights Agent. The Corporation also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, costs, claims, actions, damages or expenses, incurred without negligence, bad faith or willful default on the part of the Rights Agent, for anything done or suffered or omitted to be done by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the performance of its duties hereunder, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation of the Rights Agent.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted to be done by it in connection with its acceptance, execution and administration of this Agreement in reliance upon any certificate for Voting Shares or Common Shares, or any Rights Certificate or certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be the genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c) The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent.

4.2 Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4. In case at the time each successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3 Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) the Rights Agent may consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken, suffered or omitted to be done by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Corporation (such approval not to

be unreasonably withheld), consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to rely in good faith on the advice of any such expert;

(b) whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proven and established by a certificate signed by a Person reasonably believed by the Rights Agent to be a director and/or senior officer of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c) the Rights Agent will be liable hereunder only for its own negligence, bad faith or willful misconduct;

(d) the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Voting Shares or Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;

(e) the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the authorization, execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.1(b)) or any adjustment required under the provisions of Section 2.3 or be responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common shares to be issued pursuant to this Agreement or any Rights or as to whether any Common shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f) the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and

other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g) the Rights Agent is hereby authorized and directed to accept written instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be a director and/or senior officer of the Corporation, and to apply to such individual for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in reliance upon instructions of any such individual;

(h) subject to compliance with applicable laws, the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and

(i) the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4 Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 90 days' notice (or such lesser notice as is acceptable to the Corporation) in writing delivered or mailed to the Corporation and to each transfer agent of Common Shares by registered or certified mail and to the holders of the Rights in accordance with Section 5.9. The Corporation may remove the Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail and to the holders of the Rights in accordance with Section 5.9. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent then the resigning Rights Agent or the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named

as Rights Agent without further act or deed; but upon payment of its outstanding fees and expenses the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for that purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and give notice thereof to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

Article 5

MISCELLANEOUS

5.1 Redemption and Waiver

(a) The Board of Directors acting in good faith may, with the prior consent of holders of Voting Shares or the holders of Rights given in accordance with subsection 5.1(j) or (k), as the case may be, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

(b) If the Board of Directors elects or is deemed to have elected to redeem the Rights, and, in circumstances where subsection 5.1(a) is applicable, such redemption is approved by the holders of Voting Shares or the holders of Rights in accordance with subsection 5.1(j) or (k), as the case may be, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(c) Within ten days after the Board of Directors electing or having been deemed to have elected to redeem the Rights, or, if subsection 5.1(a) is applicable within ten days after the holders of Voting Shares or the holders of Rights having approved a redemption of Rights in accordance with subsection 5.1(j) or (k), as the case may be, the Corporation shall give notice of redemption to the holders of the Rights in accordance with Section 5.9. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 5.1 or other than in connection with the purchase of Common Shares prior to the Separation Time.

If the Redemption Price payable to any holder of Rights includes a fraction of a cent, such Redemption Price shall be rounded up to the nearest cent.

(d) The Board of Directors acting in good faith may, prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, determine to waive the application of Section 3.1 to such particular Flip-in Event, provided that such Flip-in Event would occur by way of a Takeover Bid made by means of a takeover bid circular delivered to all holders of Voting Shares; further provided that if the Board of Directors waives the application of Section 3.1 to a such a Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Takeover Bid made by means of a takeover bid circular to all holders of Voting Shares which is made prior to the expiry of any Takeover Bid in respect of which a waiver is, or is deemed to have been, granted under this subsection 5.1(d).

(e) The Board of Directors acting in good faith may, with the prior consent of the holders of Voting Shares given in accordance with subsection 5.1(j), determine, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular delivered to all holders of Voting Shares and otherwise than in the circumstances set forth in subsection 5.1(f), to waive the application of Section 3.1 to such Flip-in Event. In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of shareholders called to approve such waiver.

(f) The Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this subsection 5.1(f) must be on the condition that such Person, within 10 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the "Disposition Date"), has reduced its Beneficial ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

(g) If a Person acquires Voting Shares pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition occurring under subsection 5.1(d), then

the Board of Directors shall, immediately upon the consummation of such acquisition and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

(h) Where a Take-over bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(i) Upon the Rights being redeemed pursuant to subsection 5.1(h), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(j) If a redemption of Rights pursuant to subsection 5.1(a) or a waiver of a Flip-in Event pursuant to subsection 5.1(e) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Corporation's Articles.

(k) If a redemption of Rights pursuant to subsection 5.1(a) or a waiver of a Flip-in event pursuant to subsection 5.1(e) is proposed at any time after the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's Articles and the *Business Corporations Act* (British Columbia) with respect to meetings of shareholders of the Corporation.

(l) The Corporation shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Board of Directors under this Section 5.1.

5.2 Expiration

No Person shall have any rights whatsoever pursuant to or arising out of this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in subsections 4.1(a) and (b).

5.3 Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4 Supplements and Amendments

(a) Without the approval of any holders of Voting Shares or Rights, the Corporation may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of the Agreement as a result of any change in any applicable legislation, regulatory requirements, regulations or rules thereunder. The Corporation may, prior to the date of the shareholders' meeting referred to in Section 5.15, supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such change, supplement or amendment.

(b) Subject to subsection 5.4(a), the Corporation may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time before the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at the Special Meeting.

(c) The Corporation may, with the prior consent of the holders of Rights obtained as set forth below, at any time on or after the Separation Time amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the

holders of Rights present or represented at and entitled to vote at a meeting of the holders and representing 50% plus one of the votes cast in respect thereof.

(d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to vote at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's Articles and the *Business Corporations Act* (British Columbia) with respect to meetings of shareholders of the Corporation.

(e) Any amendments made by the Corporation to this Agreement pursuant to subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, regulation or rule thereunder shall:

(i) if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in subsection 5.4(b) confirm or reject such amendment;

(ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in subsection 5.4(d) confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.5 Fractional Rights and Fractional Shares

(a) The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. In lieu of such fractional

Rights, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional Rights would otherwise be issuable an amount in cash equal to the same fraction of the Market Price of a whole Right determined on the date on which such fractional Right would otherwise be issuable.

(b) The Corporation shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. Fractions of Common Shares may, at the election of the Corporation, be evidenced by scrip certificates or in lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share at the date of such exercise.

5.6 Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective registered holders of the Rights; and any registered holder of any Rights, without the consent of the Rights Agent or of the registered holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce such holder's right to exercise such holder's Rights in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any person subject to, this Agreement.

5.7 Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, including but not limited to the approval of the TSX Venture Exchange. Notwithstanding any provision of this Agreement, any amendment to this Agreement will be subject to the prior written consent of the TSX Venture Exchange.

5.8 Unlawful Distributions

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada or the United States, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure that such compliance is not required, including, without limitation, establishing procedures for the issuance to a Canadian or United States resident trustee of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled

thereto (but reserving to the trustee or to the trustee and the Corporation, as the Corporation may determine, absolute investment discretion with respect thereto) and the sale thereof and remittance of proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which jurisdiction such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes. Notwithstanding the foregoing, to the extent that the issuance or delivery of the Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any such jurisdiction in which such issue or delivery would be so unlawful, such Rights or securities shall be issued and delivered to such Persons to the extent the same may be so issued and delivered in reliance upon applicable exemptions from registration requirements in such jurisdictions.

5.9 Notices

Any notice or demand authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, or sent by facsimile or other form of recorded electronic communication, charges prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

GGL Diamond Corp.
904 - 675 West Hastings Street
Vancouver, B.C. V6B 1N2

Attention: President
Facsimile: 604-688-0378

Any such notice or demand shall be deemed to have been received if delivered, on the date of delivery, or if sent by prepaid first class mail, on the fifth Business Day after mailing thereof, except in the case of interruption of regular mail service, in which case such notice shall be delivered, and on the day of telegraphing, telecopying or sending the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and, if not, on the first Business Day thereafter).

Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, or sent by facsimile or other form of recorded electronic communication, charges prepaid, addressed (until another address is filed in writing with the Corporation) as follows:

Computershare Investor Services Inc.
3rd Floor - 510 Burrard Street
Vancouver, B.C. V6C 3B9

Attention: Manager, Client Services
Facsimile: (604) 661-9401

Any such notice or demand shall be deemed to have been received if delivered, on the date of delivery, or if sent by prepaid first class mail, on the fifth Business Day after mailing thereof, except in the case of interruption of regular mail service, in which case such notice shall be delivered, and on the day of telegraphing, telecopying or sending the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and, if not, on the first Business Day thereafter).

Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for its Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. In the event of any interruption of mail service, such notice required or permitted to be given hereunder will be deemed to be sufficiently given by advertisement of such notice in daily newspapers published in each of the cities of Vancouver and Toronto.

5.10 Costs of Enforcement

The Corporation agrees that if the Corporation fails to fulfill any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his, her or its rights pursuant to this Agreement in any action, suit or proceeding in which a court of competent jurisdiction in a final non-appealable judgement has rendered judgement in favour of the holder.

5.11 Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

5.12 Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement. This Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.13 Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.14 Severability

If any Section, subsection, paragraph, subparagraph or other provision hereof or the application hereof to any circumstances or any right hereunder shall, in any jurisdiction and to any extent, be invalid or unenforceable, such Section, subsection, paragraph, subparagraph or other provision or such right shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining Sections, subsections, paragraphs, subparagraphs and other provisions hereof or rights hereunder in such jurisdiction or the application of such Section, subsection, paragraph, subparagraph or other provision or rights hereunder in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15 Effective Date

This Agreement is effective and in full force and effect in accordance with its terms from the date hereof. If this Agreement and its continued existence are not confirmed by resolution passed by a majority of the votes cast by holders of Common Shares who vote in respect of confirmation of this Agreement (other than any holder who does not qualify as an Independent Shareholder, with respect to all Common Shares Beneficially Owned by such Person) at a meeting of shareholders to be held not later than the date (the "2006 AGM Date") of the 2006 annual general meeting of shareholders of the Corporation (which date shall be no later than six months from the date of this Agreement), then this Agreement and any then outstanding Rights shall terminate and be void and of no further force and effect on and from that date which is the earlier of (a) the date of such meeting and (b) the 2006 AGM Date.

5.16 Reconfirmation

(a) Notwithstanding the confirmation of this Agreement and its continued existence pursuant to Section 5.15, this Agreement (as may be amended and restated) and its continued existence must be reconfirmed by a resolution passed by a majority of greater than 50% of the votes cast by all holders of Common Shares who vote in respect of such reconfirmation (other than any holder who does not qualify as an Independent Shareholder, with respect to all Common Shares Beneficially Owned by such Person) at the 2011 AGM. If the Agreement and its continued existence are not so reconfirmed or are not presented for reconfirmation at the 2011 AGM, this Agreement and all outstanding Rights shall terminate and be of no further force and effect on and from the close of the 2011 AGM; provided that termination shall not occur if a Flip-In Event has occurred (other than a Flip-In

Event in respect of which the application of section 3.1 has been waived pursuant to section 5.1) prior to the date upon which this Agreement would otherwise terminate pursuant to this subsection 5.16(a).

(b) Notwithstanding the reconfirmation of this Agreement at the 2011 AGM pursuant to subsection 5.16(a), this Agreement (as may be amended and restated) shall terminate on the earlier of the time at which the right to exercise Rights shall terminate pursuant to section 5.1 or the close of the 2016 AGM; provided that termination shall not occur if a Flip-In Event has occurred (other than a Flip-In Event in respect of which the application of section 3.1 has been waived pursuant to section 5.1) prior to the date upon which this Agreement would otherwise terminate pursuant to this subsection 5.16(b).

5.17 Determinations and Actions by the Board of Directors

The Board of Directors shall have the exclusive power and authority to administer and amend this Agreement and to exercise all rights and powers specifically granted to the Board of Directors or the Corporation, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to

(a) interpret the provisions of this Agreement; and

(b) make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to redeem or not to redeem the Rights or to amend the Agreement).

All actions, calculations and determinations (including, for purposes of Clause (ii) below, all omissions with respect to the foregoing) which are done or made by the Board of Directors in good faith, shall: (i) be final, conclusive and binding on the Corporation, the Rights Agent, the holders of the Rights and all other parties; and (ii) not subject the Board of Directors to any liability to the holders of the Rights.

5.18 Time of the Essence

Time shall be of the essence in this Agreement.

5.19 Execution in Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

5.20 Language

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s'y rattachent et/ou que en découlent soient redigés en langue anglaise.

The parties hereto have required that his Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in English.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

GGL DIAMOND CORP.

Per: ______________________

Per: ______________________

COMPUTERSHARE INVESTOR SERVICES INC.

Per: ______________________

Per: ______________________

EXHIBIT A

[Form of Rights Certificate]

Certificate No. ____________ Rights

THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR TRANSFEREES OF AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM MAY BECOME VOID WITHOUT ANY FURTHER ACTION.

Rights Certificate

This certifies that ____, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Amended and Restated Shareholder Rights Plan Agreement dated as of the 23rd day of March, 2006 (the "Rights Agreement") between GGL Diamond Corp., a corporation incorporated under the *Business Corporations Act* (British Columbia) (the "Corporation") and Computershare Investor Services Inc., a company incorporated under the federal laws of Canada, as rights agent (the "Rights Agent") (which term shall include any successor Rights Agent under the Rights Agreement), to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the Expiration Time (as such term is defined in the Rights Agreement), one fully paid common share of the Corporation (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed and submitted to the Rights Agent at its principal office in the city of Vancouver. Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price is thirty Canadian (CDN$30) dollars.

The Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part thereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the principal office of the Corporation and are available upon written request.

The Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights

Certificate or Rights Certificates of like tenor and the date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights now exercised. No fractional Common Shares will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made as provided in the Rights Agreement.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.0001 per Right, subject to adjustment in certain events, under certain circumstances at its option.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

The Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation and its corporate seal.

DATED: ____________________ **GGL DIAMOND CORP.**

Per: ______________________________

Per: ______________________________

Countersigned:

COMPUTERSHARE INVESTOR SERVICES INC.

Per: ______________________________
Authorized Signatory

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate)

FOR VALUE RECEIVED ______________________________ hereby sells, assigns and transfers unto

____

____

____

(please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ______________________________ attorney, to transfer the within Rights Certificate on the books of the within-named Corporation, with full power of substitution.

Date:____________________________ ____________________________________

Signature

Signature Guarantee: (Signature must correspond to the name as written upon the face of the Rights Certificate, in every particular, without alteration or enlargement, or any change whatsoever).

Signature must be guaranteed by a member firm of a stock exchange in Canada, a registered national securities exchange in the United States, a member of the Investment Dealers Association of Canada or National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in Canada or the United States.

____

(To be completed by the assignor if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert therewith. Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.

____

Signature

____

(please print name of signatory)

(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE

TO:

The undersigned hereby irrevocably elects to exercise ______________________ whole Rights represented by the Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such shares be issued in the name of:

____

____

____
Address

____
Social Insurance, Social Security or Other Taxpayer Identification Number

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

____

____

____
Address

____
Social Insurance, Social Security or Other Taxpayer Identification Number

Date:______________________ ______________________
Signature

Signature Guarantee: (Signature must correspond to the name as written upon the face of the Rights Certificate, in every particular, without alteration or enlargement, or any change whatsoever).

Signature must be guaranteed by a member firm of a stock exchange in Canada, a registered national securities exchange in the United States, a member of the Investment Dealers Association of Canada or National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in Canada or the United States.

(To be completed by the exercisor if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert therewith. Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.

____
Signature

____
(please print name of Signatory)

NOTICE

In the event the Certificate set forth above in the applicable Forms of Assignment or Election is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof and, in the case of an Assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate. Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.

GGL DIAMOND CORP.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Shareholders ("**Meeting**") of **GGL DIAMOND CORP.** (the "**Company**") will be held at the Pan Pacific Hotel, Gazebo II, 999 Canada Place, Vancouver, British Columbia, on Friday, the 12th day of May, 2006, at the hour of 10:30 a.m. (Vancouver time), for the following purposes:

1. to receive and consider the consolidated financial statements of the Company for the financial year ended November 30, 2005, together with the report of the auditors thereon;
2. to appoint auditors of the Company for the ensuing year;
3. to determine the number of Directors of the Company at five;
4. to elect Directors of the Company for the ensuing year;
5. to approve, adopt and ratify the ordinary resolution as set out in the Management Information Circular dated March 24, 2006 ("**Circular**") relating to the 10% rolling stock option plan of the Company;
6. to approve, adopt and ratify the ordinary resolution as set out in the Circular relating to the Amended and Restated Shareholder Rights Plan; and
7. to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are the Circular, the form of proxy, the Annual Report and the Financial Statement Request Form. The Annual Report includes the consolidated financial statements of the Company for the financial year ended November 30, 2005 and the auditors' report thereon, and the Management Discussion & Analysis.

Shareholders who are unable to attend the Meeting in person are requested to read the information on the reverse of the enclosed form of proxy and then to complete, date, sign and return the form of proxy in accordance with the instructions set out in the proxy and in the Circular.

BY ORDER OF THE BOARD

Raymond A. Hrkac,
President & Chief Executive Officer

Vancouver, BC
March 24, 2006

GGL DIAMOND CORP.

Suite 904, 675 West Hastings Street
Vancouver, British Columbia
V6B 1N2
Telephone: (604) 688-0546
Facsimile: (604) 688-0378
www.ggldiamond.com

MANAGEMENT INFORMATION CIRCULAR

containing information as at March 24, 2006 unless otherwise noted

SOLICITATION OF PROXIES

Solicitation of Proxies by *Management*

This Management Information Circular ("Circular") is being furnished in connection with the solicitation of proxies by the management of GGL Diamond Corp. (the "Company") for use at the Annual and Special General Meeting of the shareholders of the Company to be held on Friday, May 12, 2006 (the "Meeting") at the time and place and for the purposes set forth in the accompanying Notice of Meeting and any adjournment thereof.

Cost and *Manner* of *Solicitation*

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of the Company or other proxy solicitation services. In accordance with National Instrument 54-101, arrangements have been made to forward proxy solicitation materials to the beneficial owners of Common shares of the Company. All costs of solicitation will be born by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

A shareholder entitled to vote at the Meeting may, by means of a properly executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders of the Company to attend and act at the Meeting for the shareholder and on the shareholder's behalf.

The individuals named in the enclosed form of proxy are the President and Secretary of the Company (the "**Management Designees**"). **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE NAMES OF THE MANAGEMENT DESIGNEES OR BY COMPLETING ANOTHER PROPER FORM OF PROXY.** A proxy will not be valid unless the completed, dated and signed form of proxy is deposited with Computershare Investor Services Inc., not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the chair of the Meeting prior to the commencement of the Meeting or an adjourned meeting. Proxies may be sent to Computershare Investor Services Inc. using one of the following methods:

BY MAIL:	Computershare Investor Services Inc. 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1
OR IF YOU HAVE A CONTROL NUMBER, A HOLDER ACCOUNT NUMBER AND AN ACCESS NUMBER ON THE FACE OF THE PROXY, YOU ARE ALTERNATIVELY ABLE TO VOTE:	
BY TELEPHONE:	1-866-732-8683, or
BY INTERNET:	www.computershare.com/proxy

Revocation of Proxy

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the chair of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition, a proxy may be revoked by a shareholder executing another form of proxy bearing a later date and depositing the same at the offices of Computershare Investor Services Inc. within the time period and in the manner set out under the heading "Appointment of Proxy" above or by the shareholder personally attending the Meeting, withdrawing his or her proxy and voting the shares.

Voting of Proxies and Exercise of Discretion by Proxyholders

Unless a poll is called for or required by law, voting at the Meeting will be by a show of hands. Common shares represented by a properly completed, executed and deposited proxy will be voted on any poll and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the shares will be voted (or withheld from voting, as the case may be) in accordance with the specification so made.

IF A CHOICE WITH RESPECT TO ANY MATTER IS NOT CLEARLY SPECIFIED IN THE PROXY, THE MANAGEMENT DESIGNEES WILL VOTE THE SHARES REPRESENTED BY THE PROXY FOR EACH MATTER.

The enclosed form of proxy when properly completed, executed and deposited and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the Management Designees to vote in accordance with their best judgment on such matters or business. At the date of this Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

Advice to Beneficial Holders of Common Shares

Only registered holders of Common shares of the Company or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common shares beneficially owned by a person (a "**Non-Registered Holder**") are registered either: (i) in the name of an intermediary (an "**Intermediary**") (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Distribution to NOBOs

In accordance with the requirements of the Canadian Securities Administrators and National Instrument 54-101, Communication with beneficial owners of Securities of a Reporting Issuer ("**NI-54-101**"), the Company will have caused its agent to distribute copies of the Notice of Meeting and this Circular (collectively, the "**meeting materials**") as well as a Voting Instruction Form directly to those Non-Registered Holders who have provided instructions to an Intermediary that such Non-Registered Holder does not object to the Intermediary disclosing ownership information about the beneficial owner ("**Non-Objecting Beneficial Owner**" or "**NOBO**").

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for Voting Instruction Form enclosed with mailings to NOBOs.

The meeting materials distributed by the Company's agent to NOBOs include a Voting Instruction form. Please carefully review the instructions on the Voting Instruction Form for completion and deposit.

Distribution to OBOs

In addition, the Company will have caused its agent to deliver copies of the meeting materials to the clearing agencies and Intermediaries for onward distribution to those Non-Registered Shareholders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner ("**Objecting Beneficial Owner**" or "**OBO**").

Intermediaries are required to forward the meeting materials to OBOs unless an OBO has waived his or her right to receive them. Intermediaries often use service companies such as ADP to forward the meeting materials to OBOs. Generally, those OBOs who have not waived the right to receive meeting materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the OBO, but which is otherwise uncompleted. This form of proxy need not be signed by the OBO. In this case, the OBO who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Investor Services Inc. in the manner set out in the proxy, with respect to the Common shares beneficially owned by such OBO, in accordance with the instructions elsewhere in this Circular; **OR**

(b) more typically, be given a voting registration form which is not signed by the Intermediary and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute authority and instructions (often called a "**proxy authorization form**") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code or other information. In order for the form of proxy to validly constitute a proxy authorization form, the OBO must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the OBO to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the persons named in the form and insert the Non-Registered

Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

The Company is authorized to issue an unlimited number of Common shares. As at March 17, 2006, the Company has issued and outstanding 96,177,945 fully paid and non-assessable Common shares, each Common share carrying the right to one vote. **The Company has no other classes of voting securities.**

Record Date

Any Shareholder of record at the close of business on March 17, 2006 (the "**Record Date**") who either personally attends the Meeting or who has submitted a properly executed and deposited form of proxy in the manner and subject to the provisions described above and which has not been revoked shall be entitled to vote or to have his or her shares voted at the Meeting.

Principal Holders

To the knowledge of the directors and senior officers of the Company, as at March 17, 2006, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding Common shares of the Company are:

Name	No. of Shares	Percentage
Soroof International[1]	9,970,000[2]	10.37%[2]

Notes:

(1) By a Voting Agreement dated January 23, 2003 between the Company and Soroof International ("**Soroof**"), the Company agreed that it would appoint a nominee of Soroof to the Board of Directors following the closing of a private placement made by Soroof and the Company on February 6, 2003, and thereafter, for a term of 3 years (subject to Soroof owning at least 7,000,000 shares of the Company). The Company has agreed to nominate and support the election of Soroof's nominee to the Board of Directors at any general meeting of the shareholders of the Company where directors are to be elected and Soroof has agreed to support management's slate for the election of directors of the Company at any general meetings of the shareholders. Although this Voting Agreement has now terminated, the Company has agreed to include Soroof's nominee, Mr. Peter J. Dawes, as part of management's slate of directors for election at the Meeting.

(2) Soroof also owns share purchase warrants to purchase an additional 500,000 common shares exercisable at $0.30 per share until March 7, 2007. If all the warrants are exercised, Soroof would own 10,470,000 common shares representing 10.8% of the Company's outstanding common shares, assuming no other shares are issued.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate or any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers of the Company

For the purposes of this Circular:

(a) "**CEO**" of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b) "**CFO**" of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c) "**executive officer**" of the Company means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Company or any of its subsidiaries who performed a policy-making function in respect of the Company, or any other individual who performed a policy-making function in respect of the Company; and

(d) "**Named Executive Officers**" means:

(i) each CEO;

(ii) each CFO;

(iii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(iv) any additional individuals who would have been included under paragraph (iii) were it not for the fact that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

Summary of Compensation

The following table sets forth all compensation paid by the Company and its subsidiaries for the three most recently completed financial years in respect of the individuals who were, at November 30, 2005, the Chief Executive Officer and Chief Financial Officer of the Company (the "**Named Executive Officers**"). The Company had no executive officers during the financial year ended November 30, 2005 whose salary and bonus exceeded $150,000.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			All Other Compensation
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs[1] Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP[2] Payouts ($)	All Other Compensation ($)
RAYMOND A. HRKAC	2005	89,688[3]	N/A	N/A	50,000[4]	N/A	N/A	N/A
President & Chief	2004	97,993[3]	N/A	N/A	440,000[5]	N/A	N/A	N/A
Executive Officer	2003	76,100[6]	N/A	N/A	125,000[7]	N/A	N/A	N/A
NICK DEMARE	2005	1,550[8]	N/A	N/A	50,000[4]	N/A	N/A	N/A
Chief Financial	2004	N/A	N/A	N/A	60,000[9]	N/A	N/A	N/A
Officer & Secretary	2003	N/A	N/A	N/A	60,000[10]	N/A	N/A	N/A

Notes:

(1) "**SARs**" or "**Stock Appreciation Right**" means any right granted by the Company as compensation for services rendered, to receive a payment of cash or issue or transfer securities based wholly or in part on changes in the trading price of publicly traded securities of the Corporation.

(2) "**LTIP**" or "**Long Term Incentive Plan**" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include options or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3) The Company was billed at the minimum rate of $4,000 per month plus a per diem rate of $400 per day for geological services for the months of December, 2003 and January, 2004. For the remaining 10 months of the financial year ended November 30, 2004, and for the financial year ended November 30, 2005, the Company was billed at a minimum rate of $6,000 per month plus the per diem rate of $500 per day for geological services.

(4) Stock options granted on May 12, 2005 exercisable at $0.20 per share for a five year term.

(5) Stock option granted on January 15, 2004 to purchase 100,000 shares at $0.50 per share and stock option granted on March 19, 2004 to purchase 330,000 common shares at $0.50 per share, both exercisable for a term of five years.

(6) Billed to the Company during the financial year ended November 30, 2003.

(7) Stock option granted on February 6, 2003 exercisable at $0.25 per share for a five year term.

(8) Paid to Chase Management Ltd., a company controlled by Nick DeMare, for accounting and administrative services.

(9) Stock options granted on January 15, 2004 to purchase 60,000 shares at $0.50 per share (30,000 to Nick DeMare and 30,000 to Chase Management Ltd.) for a five year term.

(10) Stock options granted on February 6, 2003 to purchase 35,000 shares at $0.25 per share (25,000 to Nick DeMare and 10,000 to Chase Management Ltd.) and stock options granted on April 25, 2003 to Nick DeMare to purchase 25,000 shares at $0.30 per share, all exercisable for a term of five years.

Long Term Incentive Plan Awards

The Company does not have a long term incentive plan for the Named Executive Officers.

Grant of Stock Options/SARs

The following table sets forth particulars of stock options granted by the Company to the Named Executive Officers during the financial year ended November 30, 2005.

Option/SAR Grants During the Financial Year Ended November 30, 2005

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
RAYMOND A. HRKAC President & Chief Executive Officer	50,000	5.26%	$0.20	$0.175[(1)]	May 12, 2010
NICK DEMARE Chief Financial Officer & Secretary	50,000	5.26%	$0.20	$0.175[(1)]	May 12, 2010

Note:

(1) The closing price of the Company's Common shares on the TSX Venture Exchange on the date of grant of the stock options.

The foregoing stock options were granted by the Board of Directors based upon the recommendations of the Compensation Committee pursuant to the Company's Stock Option Plan (the "**Plan**") which was previously approved by the shareholders. Under the terms of the Plan, the options will terminate 90 days after the optionee ceases to be a director, senior officer or employee of the Company, except by reason of the death of the optionee, in which case the optionee's personal representative may exercise the options by the earlier of one year following the date of death or the expiry date of the stock option. Also see "Stock Option Plan" below.

Exercise of Stock Options/Aggregate Year End Value

The following table sets forth details of stock options exercised and the financial year end value of unexercised stock options on an aggregate basis to the Named Executive Officers.

Aggregated Option/SAR Exercises During the Financial Year Ended November 30, 2005 And Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money-Options/SARs at FY-End ($) Exercisable/Unexercisable
RAYMOND A. HRKAC President & Chief Executive Officer	Nil	N/A	980,000[(1)] (Exercisable) 25,000[(1)] (Unexercisable)	N/A [(2)]
NICK DEMARE Chief Financial Officer & Secretary	Nil	N/A	220,000[(3)] (Exercisable) 25,000[(3)] (Unexercisable)	N/A [(2)]

Notes:

(1) Stock options granted as follows:

- (a) on March 1, 2001 to purchase 300,000 Common shares at $0.30 per share exercisable until March 1, 2006;
- (b) on July 18, 2002 to purchase 100,000 Common shares at $0.20 per share exercisable until July 18, 2007;
- (c) on February 6, 2003 to purchase 125,000 Common shares at $0.25 per share exercisable until February 6, 2008;
- (d) on January 15, 2004 to purchase 100,000 Common shares at $0.50 per share exercisable until January 15, 2009;
- (e) on March 19, 2004 to purchase 330,000 Common shares at $0.50 per share exercisable until March 19, 2009; and
- (f) on May 12, 2005 to purchase 50,000 Common shares at $0.20 per share exercisable until May 12, 2010 (1/2 were not vested as at November 30, 2005).

(2) Based on the closing price of $0.245 for the shares of the Company on the TSX Venture Exchange Inc. on November 30, 2005, the aggregated stock options were not in-the-money.

(3) Stock options granted as follows:

- (a) on January 16, 2001 to purchase 25,000 Common shares at $0.30 per share exercisable until January 16, 2006;
- (b) on July 16, 2001 to purchase 25,000 Common shares at $0.20 per share exercisable until July 16, 2006;
- (c) on July 18, 2001 to purchase 25,000 Common shares at $0.20 per share exercisable until July 18, 2007;
- (d) on February 6, 2003 to purchase 35,000 Common shares (Nick DeMare as to 25,000 and Chase Management Ltd. as to 10,000) at $0.25 per share exercisable until February 6, 2008;
- (e) on April 25, 2003 to purchase 25,000 Common shares at $0.30 per share exercisable until April 25, 2008;
- (f) on January 15, 2004 to purchase 60,000 Common shares (Nick DeMare as to 30,000 and Chase Management Ltd. as to 30,000) at $0.50 per share exercisable until January 15, 2009; and
- (g) on May 12, 2005 to purchase 50,000 Common shares at $0.20 per share exercisable until May 12, 2010 (1/2 were not vested as at November 30, 2005).

Pension Arrangements

The Company and its subsidiaries do not have any pension arrangements in place for the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

Raymond A. Hrkac, President & CEO of the Company, billed the Company at a minimum rate of $4,000 per month plus a per diem rate of $400 per day for geological services for the months of December 2003 and January 2004. For the remaining 10 months of the financial year ended November 30, 2004 and for the financial year ended November 30, 2005, Mr. Hrkac billed the Company at a minimum rate of $6,000 per month plus a per diem rate of $500 per day for geological services, based on the recommendations of the Compensation Committee and approved by the Board of Directors. Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay Mr. Hrkac up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of November 30, 2005. If the conditions precedent had been satisfied at November 30, 2005, the amount owing under the agreement would be $206,670.

During the financial year ended November 30, 2005, the Company paid Chase Management Ltd., a company controlled by Nick DeMare, Secretary & CFO of the Company, $1,550 for accounting and administrative services.

The criteria used to determine the amount payable to the Named Executive Officers of the Company was based on industry standards and the Company's financial circumstances and was accepted by the Board of Directors based on recommendations of the Compensation Committee.

Compensation of Directors

Other than as set forth above, the Company has no pension plan or arrangement for cash compensation or non-cash compensation to directors of the Company, other than the Named Executive Officer (the "**Other Directors**"), except stock options. The following table sets forth particulars of stock options granted by the Company to the Other Directors during the financial year ended November 30, 2005:

Name of Director	Date of Grant[1]	Number of Shares	Exercise Price	Expiry Date
WILLIAM MEYER	May 12, 2005	50,000	$0.20	May 12, 2010

Name of Director	Date of Grant[1]	Number of Shares	Exercise Price	Expiry Date
WILLIAM J. BODEN	May 12, 2005	250,000	$0.20	May 12, 2010
PETER J. DAWES	May 12, 2005	250,000	$0.20	May 12, 2010

Note:

(1) These stock options were granted under the Plan and the exercise price was not lower than the closing price of the Company's shares at the time of grant. The terms of the Plan provide that the options will terminate 90 days after the optionee ceases to be a director of the Company, except by reason of his death, in which case his personal representative may exercise the options within one year following the date of death or the expiry date, whichever occurs first.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company's compensation plans under which equity securities of the Company are authorized for issuance at November 30, 2005.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	5,366,000	$0.29	2,059,000
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	5,366,000		2,059,000

On May 10, 2001 the Company adopted a "fixed number" stock option plan (the "**Plan**") for the Company under which the maximum number of shares reserved for the granting of stock options was 8,101,035 shares. The Plan was approved by the shareholders of the Company at the 2001 annual general meeting. On January 15, 2004, the Board approved an amendment to the Plan to increase the number of shares reserved for the granting of stock options under the Plan from 8,101,035 to 9,500,000 common shares in order that the Company could continue to provide incentives to its directors, officers, employees and consultants. This increase in the maximum number of shares reserved under the Plan was ratified by the shareholders of the Company at the 2004 annual and special general meeting. Subsequently, on January 18, 2006, the Plan was amended by changing the maximum number of common shares of the Company that may be reserved for the granting of stock options from the fixed maximum of 9,500,000 common shares to a fixed maximum percentage of 10% of the issued and outstanding common shares of the Company at the time of grant of any stock options on a "rolling" basis. In connection with this amendment, the Company adopted an updated form of stock option plan which was accepted for filing by the TSX Venture Exchange on February 10, 2006. See "Stock Option Plan" below.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or senior officer of the Company, or associate or affiliate of any such director or senior officer, is or has been indebted to the Company since the beginning of the last completed financial year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, "**informed person**" means:

(a) a director or executive officer of the Company;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Other than as set out in this Circular or in the Company's Information Circular dated March 23, 2005, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

Private Placement - September 28, 2005

On September 28, 2005, the Company issued by way of private placement a total of 2,044,961 units at a price of $0.195 per unit for gross proceeds of approximately $398,767. Each unit consisted of one Common share and one non-transferable Common share purchase warrant with each warrant entitling the holder to purchase one Common share until September 28, 2007 at a price of $0.26 per share. Of the seven subscribers, two were insiders of the Company and participated in the private placement as follows:

Name	Relationship	Number of Units
William J. Boden	Director	200,000
Peter J. Dawes	Director	103,000

Private Placement - December 23, 2005

On December 23, 2005, the Company issued by way of private placement a total of 910,571 flow-through Common shares at $0.28 per share and 3,160,227 non flow-through units at $0.22 per unit for aggregate gross proceeds of approximately $950,210. Each unit consisted of one Common share and one non-transferable Common share purchase warrant with each warrant entitling the holder to purchase one Common share until December 23, 2006 at a price of $0.30 per share. Of the 14 subscribers, three were insiders of the Company and participated in the private placement as follows:

Name	Relationship	Number and Type of Securities
Raymond A. Hrkac	Director & Senior Officer	30,000 Units
William J. Boden	Director	150,000 Flow-Through Shares
Nick DeMare	Director & Senior Officer	50,000 Flow-Through Shares

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("**MI 52-110**") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors.

The Company's Audit Committee is governed by an Audit Committee Charter, a copy of which is available online at www.sedar.com attached as Schedule A to the Company's Management Information Circular dated March 23, 2005.

The Company's Audit Committee is comprised of three directors, William J. Boden (Chair), Peter J. Dawes and William Meyer. As defined in MI 52-110, all three are "independent". Each Audit Committee member possesses education or experience that is relevant for the performance of their responsibilities as Audit Committee members. William J. Boden is a Chartered Accountant with over 30 years experience as manager in risk capital investments. He is the founder and president of CW Funds Group of companies which are affiliated with Ventures West Management Inc., one of the largest venture capital firms in Canada. Within the CW Funds Group, Mr. Boden has structured and raised financings totalling over $130 million. He is currently a director of two private companies as well as Panoro Minerals Ltd. (TSXV). Prior to joining the Ventures West Group in 1979, Mr. Boden was a manager with Coopers & Lybrand, secretary/treasurer of Whitehorse Copper Mines Ltd. and treasurer of Bethlehem Copper Corp., both producing mining companies listed on the TSX. Peter J. Dawes is managing director of Toronto based Warrington International Inc., an international business consultancy specializing in small and medium sized firms seeking advice on taking their operations to international markets. With over 30 years experience in international business, Mr. Dawes has held a number of senior board and advisory appointments in both the public and private sector. William Meyer has been Chairman and Director of Minco Mining & Metals Corp. since 1999. He was formerly President of Teck Exploration Ltd. and Vice-President of Exploration for Teck Corporation. He was a partner in the consulting firm of Western Geological Services before forming his own consulting firm in 1975. Mr. Meyer is a director of numerous public and privately owned Canadian companies including Chairman of Minco Silver Corporation.

Since the commencement of the Company's most recently completed financial year, the Company's Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditors in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The Audit Committee must pre-approve any engagement of the external auditors for any non-audit services to the Company in accordance with applicable law and policies and procedures to be approved by the Board. The engagement of non-audit services will be considered by the Company's Board of Directors on a case by case basis.

In the following table, "**audit fees**" are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year. "**Audit-related fees**" are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "**Tax fees**" are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning. "**All other fees**" are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees[1]	All Other Fees
November 30, 2005	$16,000 to $18,000[2]	$250	$2,000 to $2,500[2]	N/A
November 30, 2004	$12,750	$250	$1,720	N/A

Notes:

(1) Fees related to the preparation of the Company's T-2 corporate income tax return and the General Index of Financial Information required by CCRA.

(2) Estimated fee for November 30, 2005 audit and tax returns.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a Venture Issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, *National Instrument 58-101- Disclosure of Corporate Governance Practices* ("NI 58-101") was adopted by the Canadian Securities Administrators. NI 58-101 requires issuers to disclose their governance practices in accordance with that instrument. The Company is a "venture issuer" within the meaning of NI 58-101. A discussion of the Company's governance practices within the context of NI 58-101 is set out below.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
1. Board of Directors	
a) Disclose the identity of directors who are independent.	a) The Company has three independent directors, namely: William Meyer, Willian J. Boden and Peter J. Dawes.
b) Disclose the identity of directors who are not independent, and describe the basis of that determination.	b) The Company has two directors who are not independent because they are executive officers of the Company, namely: Raymond A. Hrkac, President & CEO and Nick DeMare, Secretary & CFO
2. Directorships	
If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The following directors are presently also directors of other reporting issuers as listed: • William Meyer, Chairman & Director, Minco Mining & Metals Corp., Director, Lysander Minerals Corporation, Minco Silver Corporation, New Cantech Ventures Inc., Silver Standard Resources Inc. and Trans America Industries Ltd. • Nick DeMare, Director, Aguila American Resources Ltd., Andean American Mining Corp., Astral Mining Corporation, Centrasia Mining Corp., Consolidated Kookaburra Resources Ltd., Gold Point Energy Corp., Goldmarca Limited, Golden Peaks Resources Ltd., Halo Resources Ltd., Lara Exploration Ltd., Lariat Energy Ltd., Mawson Resources Ltd., Mirasol Resources Ltd., Rochester Resources Ltd., Tinka Resources Limited and Tumi Resources Limited.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
	• William J. Boden, Director, Panoro Minerals Ltd. (TSXV)
3. Orientation and Continuing Education Describe what steps, if any, the board takes to orient new directors and describe any measures the board takes to provide continuing education for directors.	The CEO and/or the CFO are responsible for providing an orientation for new directors. Director orientation and on-going training will include presentations by senior management to familiarize directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors.
4. Ethical Business Conduct Disclose what steps, if any, the board takes to encourage and promote a culture of ethical business conduct..	The Company does not have a written code of ethical business conduct for its directors, officers and employees. Each director, officer and employee is expected to comply with relevant corporate and securities laws and, where applicable, the terms of their employment agreements.
5. Nomination of Directors Disclose what steps, if any are taken to identify new candidates for board nomination, including: (a) who identifies new candidates, and (b) the process of identifying new candidates	(a) When a board vacancy occurs or is contemplated, any director may make recommendations to the board as to qualified individuals for nomination to the board. (b) In identifying new candidates, the directors will take into account the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company at that time.
6. Compensation Describe what steps, if any, are taken to determine compensation for the Company's	

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
directors and CEO including:	
(a) who determines the compensation, and	a) The Company's Compensation Committee reviews the compensation of the directors and executive officers. The Compensation Committee also administers the Company's stock option plan.
(b) the process of determining compensation	(b) The Compensation Committee reviews and makes recommendations to the board regarding the granting of stock options to directors and executive officers of the Company as well as compensation for executive officers and directors fees, if any, from time to time. Executive officers and directors may be compensated in cash and/or equity for their expert advice and contribution towards the success of the Company. The form and amount of such compensation will be evaluated by the Compensation Committee, which will be guided by the following goals: (i) compensation should be commensurate with the time spent by executive officers and directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Company; and (ii) the structure of the compensation should be simple, transparent and easy for shareholders to understand. Shareholders will be given the opportunity to vote on all new or substantially revised equity compensation plans for directors as required by regulatory policies.
7. Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The board has no other standing committees.

PARTICULARS OF MATTERS TO BE ACTED UPON

RECEIPT OF FINANCIAL STATEMENTS

The consolidated financial statements of the Company for the financial year ended November 30, 2005 and the accompanying auditors' report thereon will be presented to the Meeting.

APPOINTMENT OF AUDITORS

The shareholders of the Company will be asked to vote for the re-appointment of Ernst & Young LLP, Chartered Accountants, the successor firm to Ellis Foster, as external auditors of the Company for the ensuing year. **Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common shares represented by any such proxy in favour of a resolution re-appointing Ernst & Young LLP, Chartered Accountants, as external auditors for the Company for the ensuing year,** to hold office until the close of the next annual general meeting of shareholders or until the firm of Ernst & Young LLP, Chartered Accountants is removed from office or resigns. Ernst & Young LLP, Chartered Accountants, including its predecessor, Ellis Foster, have been the auditors of the Corporation since November 20, 2000.

DETERMINE THE NUMBER OF DIRECTORS TO BE ELECTED AT THE MEETING

The shareholders of the Company will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution determining the number of directors to be elected at the Meeting at five. **Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the ordinary resolution to determine the number of directors to be elected at the Meeting at five.**

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is intended to elect five directors for the ensuing year.

The term of office of each of the present five directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and unless such authority is withheld, the Management Designees intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the *Business Corporations Act* (British Columbia).

As at the date hereof, the members of the Audit Committee are William J. Boden (Chair), Peter J. Dawes and William Meyer. The Company has also appointed a Compensation Committee which as at the date hereof consists of William J. Boden (Chair), Nick DeMare, Peter J. Dawes and William Meyer. The Company does not have an Executive Committee of its Board of Directors.

The following table sets out the names of the nominees for election as directors, the municipality in which each is ordinarily resident, all offices of the Company now held by each of them, their present principal occupation or employment, the period of time for which each has been a director of the Company, and the number of Common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at March 23, 2006.

Name, Present Office and Municipality of Residence[1]	Present Principal Occupation or Employment[1]	Date First Appointed as a Director	No. of Common Shares Beneficially Held or Controlled [1][2][3]
RAYMOND A. HRKAC Director, President & Chief Executive Officer Coquitlam, BC	Geologist; President and Chief Executive Officer of the Company	June 17, 1981	982,236
NICK DEMARE Director, Secretary & Chief Financial Officer Burnaby, BC	Chartered Accountant; President, Chase Management Ltd. (management, administration and accounting services to public companies)	May 4, 1989	352,625

Name, Present Office and Municipality of Residence[1]	Present Principal Occupation or Employment[1]	Date First Appointed as a Director	No. of Common Shares Beneficially Held or Controlled [1][2][3]
WILLIAM MEYER Director Vancouver, BC	Geologist; Chairman, Minco Mining & Metals Corporation (TSX, AMEX)	May 26, 1994	170,000
WILLIAM J. BODEN Director Vancouver, BC	Investment Manager, Ventures West Management Inc. (venture capital); President, CW Funds group and CW Marketing Ltd. (venture capital); President, First Coal Corporation (coal exploration development)	May 12, 2005	2,318,500[4]
PETER J. DAWES Director Toronto, ON	Managing Director, Warrington International Inc. (international business consultancy); over five years	May 12, 2005	128,000

Notes:

(1) The information as to municipality of residence, present principal occupation or employment, and the number of Common shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. The present principal occupation or employment for Peter J. Dawes is for the past five years.

(2) None of the directors and their associates or affiliates beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares.

(3) Does not include stock options to purchase common shares held by the directors as follows:

Option Holder	Number of Shares	Exercise Price	Expiry Date
Raymond A. Hrkac	100,000	$0.20	July 18, 2007
	125,000	$0.25	February 6, 2008
	100,000	$0.50	January 15, 2009
	330,000	$0.50	March 19, 2009
	50,000	$0.20	May 12, 2010
	550,000	$0.20	March 23, 2011
Nick DeMare	25,000	$0.20	July 16, 2006
	25,000	$0.20	July 18, 2007
	35,000	$0.25	February 6, 2008
	25,000	$0.30	April 25, 2008
	30,000	$0.50	January 15, 2009
	30,000	$0.50	January 15, 2009
	50,000	$0.20	May 12, 2010
	25,000	$0.20	March 23, 2011
William Meyer	8,333	$0.20	July 18, 2007
	16,667	$0.25	February 6, 2008
	25,000	$0.30	April 25, 2008
	180,000	$0.50	January 15, 2009
	50,000	$0.20	May 12, 2010
	20,000	$0.20	March 23, 2011
William J. Boden	250,000	$0.20	May 12, 2010
Peter J. Dawes	250,000	$0.20	May 12, 2010

Does not include warrants to purchase common shares held by the directors as follows:

Warrant Holder	Number of Shares	Exercise Price	Expiry Date
William J. Boden	75,000	$0.30	March 7, 2007
	200,000	$0.26	September 28, 2007
Peter J. Dawes	103,000	$0.26	September 28, 2007
Raymond A. Hrkac	30,000	$0.30	December 23, 2006

(4) Of these shares, 1,241,500 are owned by CW Marketing Ltd., a company wholly owned by William J. Boden.

To the best of knowledge of the management of the Company, no proposed director of the Company is, or within the 10 years before the date of this Circular has been, a director or executive officer of any company that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied that company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

STOCK OPTION PLAN

The policies of the TSX Venture Exchange require that all listed companies adopt either a "rolling" stock option plan or a "fixed number" stock option plan and thereafter grant all stock options pursuant to the plan.

The Company's Stock Option Plan (the "**Former Plan**") was originally adopted by the Board of Directors on April 10, 2001 and then amended on January 15, 2004. The Former Plan is a "fixed number" stock option plan under which the Company had reserved for the granting of stock options a maximum of 9,500,000 Common shares (being approximately 14% of the issued capital of the Company as at January 15, 2004) in order that the Company could provide incentives to its directors, officers, employees and consultants. The Former Plan and the amendment were approved by the shareholders of the Company by way of "disinterested shareholder vote" pursuant to the policies of the TSX Venture Exchange.

On January 18, 2006, the Board approved amending and restating the Former Plan, subject to regulatory approval, to change the maximum number of Common shares which may be reserved for the granting of stock options from the current fixed maximum number of 9,500,000 Common shares to a "rolling" stock option plan under which there is a fixed maximum percentage available for the grant of stock options equal to 10% of the issued and outstanding Common shares in the capital of the Company at the time of any grant of the stock option (the "**Amended Plan**"). Under the Amended Plan, based on the issued capital of the Company as of the date hereof, the Company would have available for the grant of stock options up to 9,669,044 Common shares, being 10% of the present issued capital of the Company. This number increases as the issued capital of the Company increases. Of these 9,669,044 shares, 5,223,500 Common shares are presently reserved for outstanding stock options. Options granted under the Amended Plan are not required, under the policies of the TSX Venture Exchange, to include the vesting provisions as they are for fixed number stock option plans. The Amended

Plan was accepted for filing by the TSX Venture Exchange on February 10, 2006. The policies of the TSX Venture Exchange require annual ratification of "rolling" stock option plans by the shareholders of the Company, which fixed number plans do not.

Purpose of the Amended Plan

The purpose of the Amended Plan is to provide directors, officers, employees, consultants and service providers of the Company and its subsidiaries with a proprietary interest in the Company through ,the grant of options to purchase Common shares of the Company. By the grant of such options, the Company intends to increase the interest in the Company's welfare of those directors, officers, employees, consultants and service providers who share the responsibility for the management, growth and protection of the business of the Company, to furnish an incentive to such persons to continue their services for the Company and to provide a means through and by which the Company may attract capable persons to join the Board and management of the Company and to be employed by the Company.

In making the decision to adopt the Amended Plan, the Board considered a number of factors including the availability of options to attract and continue to retain and motivate qualified personnel and the number of options then outstanding under the Former Plan. By adopting the Amended Plan, there are 4,445,544 Common shares remaining available for grant based on the issued capital of the Company as at the date hereof which will increase as the issued capital increases. Based on a review of these factors, the Board determined that the adoption of the Amended Plan was reasonable and in the best interests of the Company. The Board is of the view that the use of a maximum percentage of the issued and outstanding Common shares (rather than a fixed maximum number) will ensure that a reasonable percentage of Common shares is available for the grant of options by taking into account future issuances of Common shares.

General Description/Exchange Policies

The Amended Plan is administered by the Compensation Committee (the "**Committee**") appointed for such purpose by the Board. A full copy of the Amended Plan is available online at www.sedar.com.

The following is a brief description of the principal terms of the Amended Plan, which description is qualified in its entirety by the terms of the Amended Plan:

1. The maximum number of Common shares of the Company that may be reserved for issuance of stock options granted under the Amended Plan shall not exceed 10% of the issued capital of the Company as of the date of grant of any stock option under the Amended Plan.

2. The exercise price of the stock options, as determined by the Board or the Committee in its sole discretion, shall not be less than the minimum price permitted by the policies of the TSX Venture Exchange. The current policies of the TSX Venture Exchange provide that the exercise price for stock options must not be less than the greater of $0.10 and the last closing price of the Company's shares before the date of grant, less a maximum discount of 25% where the closing price was up to $0.50, 20% where the closing price was $0.51 to $2.00 and 15% where the closing price was above $2.00, subject to adjustment in the event of a recent share consolidation or announcement of material information.

3. The granting of stock options under the Amended Plan is restricted as follows:

    (a) the aggregate number of Common shares that may be reserved for issuance for a stock option to any one individual in a 12 month period may not exceed 5% of the issued shares of the Company at the time of grant of the stock option;

    (b) the number of options granted to a consultant in a 12 month period must not exceed 2% of the issued Common shares of the Company at the time of grant of the stock option; and

    (c) the aggregate number of options granted to employees involved in investor relations activities must not exceed 2% of the issued Common shares of the Company in any 12 month period, at the time of grant of the stock option. Options issued to consultants performing investor relations activities must vest in stages over 12 months with no more than 1/4 of the options vesting in any three month period.

4. The term for exercise of stock options for listed companies designated as Tier 2 issuers on the TSX Venture Exchange is a maximum of five years from the date of grant (Tier 1 issuers = 10 years) provided that in the event of the optionee's death, the exercise period shall not exceed the lesser of one year from the date of the optionee's death and the expiry date of the stock option. In addition, as long as the Company is classified as a Tier 2 issuer by the TSX Venture Exchange, stock options may only be exercised until the earlier of the expiry date and a period of not more than 90 days after the optionee ceases to be a qualified optionee, except in the case of persons providing investor relations activities to the Company where it is limited to the earlier of the expiry date and a period of not more than 30 days after such optionee ceases to be a qualified optionee.

5. All options shall be non-assignable and non-transferable except as between an optionee and a wholly owned personal corporation, with the consent of the TSX Venture Exchange.

6. A "disinterested shareholder vote" is required to approve the decrease in the exercise price of stock options previously granted to insiders prior to exercise of such repriced stock options, or to approve the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the issued Common shares of the Company.

Shareholder Approval

The shareholders of the Company will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution in substantially the following form:

"RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the amendment to the Company's Stock Option Plan (the "**Plan**") originally adopted by the Board of Directors on April 10, 2001 and amended January 15, 2004 and January 18, 2006, to change the maximum number of Common shares of the Company that may be reserved for the granting of stock options under the Plan from the fixed maximum number of 9,500,000 Common shares to a fixed maximum percentage of 10% of the issued and outstanding Common shares of the Company at the time of grant of any option on a "rolling" basis be and is hereby approved;

2. under the Plan, as amended and restated effective January 18, 2006 (the "**Amended Plan**"), the Company be and is hereby authorized to grant stock options up to a maximum of 10% of the issued capital of the Company from time to time calculated at the time of grant of any stock option;

3. the granting of stock options to insiders of the Company under the Amended Plan be and is hereby approved; and

4. the Board of Directors of the Company are hereby authorized to make such other amendments to the Amended Plan from time to time as it may, in its sole discretion, determine are necessary, desirable or useful as a consequence of the amendment set out in paragraph 1 above or including matters of a housekeeping nature as the Board of Directors of the Company may in its sole discretion approve."

The Company recommends that the shareholders vote for the approval of the resolution with respect to the Amended Plan. **Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of this ordinary resolution.**

AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN

At the Meeting, the shareholders will be asked to approve, ratify and confirm, with or without variation, the adoption of an amended and restated shareholder rights plan (the "**Rights Plan**"), which is intended to replace and update the Shareholder Rights Plan originally adopted by the Company on April 10, 2001. The terms and conditions of the Rights Plan are set out in the amended and restated shareholder rights plan agreement (the "**Rights Agreement**") made as of March 23, 2006, between the Company and Computershare Investor Services Inc. (the "**Rights Agent**"). The Rights Agreement can be reviewed online at www.sedar.com, as Schedule A to the Company's Material Change Report dated March 24, 2006 filed with respect to the adoption of the Rights Plan. The Company will also deliver a copy of the Rights Agreement to any shareholder who requests one, at no charge to the shareholder.

Confirmation by Shareholders

While the Rights Plan became effective upon the entering into of the Rights Agreement on March 23, 2006, the Rights will terminate if the Rights Agreement is not approved, with or without variation, at the Meeting by a majority of the votes cast by "independent" holders of common shares who vote in respect of approval of the Rights Agreement at the Meeting. In effect, all shareholders will be considered "independent" provided that they are not, at the relevant time, making a takeover bid for the Common shares of the Company.

Recommendation of the Board of Directors

In adopting the Rights Plan, the Board of Directors considered the appropriateness of establishing a shareholders' rights plan and concluded that it was in the best interests of the Company and its shareholders to adopt such a plan. Accordingly, the Board of Directors unanimously recommends that shareholders approve the Rights Agreement by voting in favour of the resolution set out below.

Purpose of the Rights Plan

The Board of Directors has adopted the Rights Plan in recognition that takeover bids may not always result in shareholders receiving equal treatment or fair and full value for their common shares. The Rights Plan was adopted to provide the Board of Directors with sufficient time to consider any takeover bid made for the common shares of the Company and, if appropriate, to explore and develop alternatives to maximize shareholder value and to ensure that any such offer would be made to all shareholders and treat all shareholders equally. Neither at the date of the adoption of the Rights Plan nor at the date of this Circular was the Board aware of any pending or threatened takeover bid or offer for the common shares of the Company. It was not the intention of the Board in adopting the Rights Plan to secure the continuance in office of the existing members of the Board or to avoid an acquisition of control of the Company in a transaction that is considered to be fair and in the best interests of the shareholders.

The Board believes that under the rules relating to takeover bids in Canada, there may be insufficient time allowed for directors to fully assess offers and develop alternatives for shareholders such as possible higher offers or corporate restructurings. The result may be that shareholders fail, in the absence of a shareholder rights plan, to realize the maximum value for their common shares. Although amendments to the takeover bid legislation which were adopted in all Canadian provinces except Quebec in 2001, and in Quebec in 2003 (the "**Zimmerman Amendments**"), extended the minimum period for which a takeover bid must remain open to thirty-five (35) days, the Board believes that this time period may not be sufficient in all circumstances. This view is supported by the fact that rights plans have continued to be implemented by Canadian public companies since the time that the Zimmerman Amendments came into force. In addition, the Board is concerned that, while securities legislation has addressed many concerns relating to unequal treatment of shareholders, there remains the possibility that control or effective control of the Company may be acquired pursuant to a private agreement in which a small number of shareholders dispose of common shares at a premium to market price which is not shared with the other shareholders. Also, a person may slowly accumulate common shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or fair sharing of any control premium among all shareholders. The Rights Plan addresses these concerns by applying to all acquisitions of 20% or more of the common shares of the Company. The Board is of the view that the Rights Plan will encourage persons seeking to acquire control of the Company to do so by means of a public takeover bid or offer available to all shareholders of the Company for all of the outstanding common shares. The Board believes that the Rights Plan will likely deter unfair, coercive bid tactics and strategies that do not treat all shareholders of the Company equally. The leading decisions of Canadian securities regulatory authorities and courts indicate that a shareholder rights plan can be appropriately used for these purposes.

The objective of enhancing shareholder value in the context of an unsolicited takeover bid requires that the Board of Directors has reasonable time to make the necessary assessments both of the bid which is on the table and of the other available alternatives. In responding to a *bona fide* takeover bid, the directors, as the representatives of the Company, have the responsibility to assess the takeover bid and to consider the bid in light of the best interests of the Company and its shareholders. The Board's access to all material information regarding the Company and the Board's familiarity with the Company's corporate strategies and alternatives ensures that the Board is well positioned to assess any takeover bid and the availability of higher value alternative transactions. This may result in the Rights Plan remaining in place for a period of

time while the Board develops or assesses higher value alternatives, even if a majority of the outstanding common shares of the Company have been tendered to a bid.

Over the past few years, unsolicited takeover bids have been made for the shares of a number of Canadian public corporations. Many of these corporations had a shareholder rights plan in place which was used by the board of directors of the target corporation to gain time to seek alternatives to the bid, with the objective of enhancing shareholder value. In most cases, a change of control ultimately occurred at a price in excess of the original bid price (e.g., in the Chapters Inc., Second Cup Ltd. and Placer Dome Inc. transactions); accordingly, the existence of a shareholder rights plan should not prevent, and is not intended to prevent, unsolicited takeover bids for the Company's common shares.

Canadian securities regulators have concluded in decisions relating to shareholder rights plans that in the face of a takeover bid, a target corporation's board of directors will not be permitted to keep a shareholder rights plan in place solely to prevent a bid. However, the board will be allowed to keep a plan in place if the board is actively seeking alternatives to a takeover bid, and if there is a real and substantial possibility that the board can increase shareholder choice and maximize shareholder value.

The Rights Plan does not affect in any way the financial condition of the Company or interfere with its business plans. The initial issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per common share until and unless the Rights separate from the underlying common shares and become exercisable (however, the Company considers the likelihood of such an event occurring to be remote). The adoption of the Rights Plan will not lessen or affect the duty of the Board to act honestly and in good faith and in the best interests of the Company.

Background of the Rights Plan

On December 7, 2005, the Board, after carrying out certain preliminary investigations and consulting with outside advisors, appointed a special committee (the "**Special Committee**") consisting of Nick DeMare, William Meyer and William J. Boden to consider and settle the terms of a suitable shareholder rights plan and submit it to the Board for approval. Davis & Company LLP was retained as counsel to provide legal advice. On March 23, 2006, after receiving advice from the Special Committee and the aforementioned legal advisors, the Board approved the Rights Agreement.

In their investigations and deliberations, the Special Committee, the Board and their advisors considered the shareholder rights plans recently adopted by other public corporations in Canada, as well as the role that rights plans have played in the context of certain unsolicited takeover bids. This review led the Board to the conclusion that:

(a) shareholder rights plans have been a valuable tool in enabling boards of directors to enhance shareholder value in the face of unsolicited takeover bids;

(b) shareholder rights plans do not materially discourage the making of takeover bids; and

(c) any shareholder rights plan must be structured to address the concerns of the shareholders of the Company and investment industry commentators on a basis consistent with the valid objectives of a shareholder rights plan.

The Board of Directors believes that the Rights Plan addresses these issues.

Summary Description of the Rights Plan

The following is a summary description of the operation of the Rights Plan. This summary is qualified in its entirety by reference to the text of the Rights Agreement. Capitalized terms used but not defined below have the meanings ascribed to them in the Rights Agreement.

The Rights

The Rights were issued pursuant to the Rights Agreement. Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of CDN$30 per share, subject to adjustment (the "**Exercise Price**"). However, if a Flip-in Event (as defined below) occurs, each Right

would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time (as defined below).

Overview of the Rights Plan

The Rights Plan utilizes the mechanism of the Permitted Bid (as defined below) to ensure that a person seeking control of the Company provides both the Company's shareholders and the Board with sufficient time to evaluate the bid. The purpose of the Permitted Bid mechanism is to allow a potential bidder to avoid the dilutive features of a Rights Plan by making a bid in conformity with the conditions specified in the Permitted Bid provisions. If a person makes a takeover bid that is a Permitted Bid, the Rights Plan will not affect the transaction in any respect.

The Rights Plan should not deter a person seeking to acquire control of the Company if that person is prepared to make a takeover bid pursuant to the Permitted Bid requirements or is prepared to negotiate with the Board. Otherwise, a person will likely find it impractical to acquire 20% or more of the outstanding common shares because the Rights Plan will substantially dilute the holdings of a person or group that seeks to acquire such an interest other than by means of a Permitted Bid or on terms approved by the Board. When a person or group or their transferees become an Acquiring Person, the Rights Beneficially Owned by those persons become void, thereby permitting their holdings to be diluted. The possibility of such dilution is intended to encourage such a person to make a Permitted Bid or to seek to negotiate with the Board the terms of an offer which is fair to all shareholders.

The Rights Plan will not prevent shareholders from disposing of their common shares through any takeover bid for the Company. The directors will continue to be bound to consider fully and fairly any *bona fide* takeover bid or offer for the common shares of the Company and to discharge that responsibility with a view to the best interests of the shareholders.

Shareholder rights plans have been adopted by a large number of publicly held companies in Canada and the United States. The terms of the Rights Plan are similar to those adopted in recent years by other Canadian public companies.

Trading of Rights

Until the Separation Time (as defined below), the Rights will be evidenced only by the register maintained by the Rights Agent and outstanding share certificates. The Rights Plan provides that, until the Separation Time, the Rights will be transferred with and only with the associated common shares. Until the Separation Time, or earlier termination or expiration of the Rights, each new share certificate issued after the Record Time, upon transfer of existing common shares or the issuance of additional common shares, will display a legend incorporating the terms of the Rights Agreement by reference. As soon as practicable following the Separation Time, separate certificates evidencing the Rights ("**Rights Certificates**") will be mailed to the holders of common shares as of the close of business at the Separation Time, and thereafter the Rights Certificates alone will evidence the Rights.

Acquiring Person and Flip-in Event

An Acquiring Person is, generally, a person who beneficially owns 20% or more of the outstanding common shares of the Company. The Rights Agreement provides certain exceptions to that rule, including a person who acquires 20% or more of the outstanding common shares through a Permitted Bid Acquisition, an Exempt Acquisition or in its capacity as Investment Manager, Trust Company, Crown Agency, Statutory Body or Plan Administrator, provided in these latter instances that the person is not making or proposing to make a take-over bid. The term Acquiring Person does not include the Company or any subsidiary of the Company. If a person becomes an Acquiring Person (a "**Flip-in Event**"), each Right will generally convert into the right to purchase from the Company, upon exercise, a number of common shares having an aggregate Market Price on the date of the Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price.

Separation Time

The "Separation Time" is the close of business on the tenth day after the earlier of (i) the "Stock Acquisition Date", which is generally the first date of public announcement of facts indicating that a person has become an Acquiring Person; (ii) the date of commencement of, or first public announcement of the intent of any person (other than the Company or any subsidiary of the Company) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and (iii) the date on which a Take-over Bid ceases to be a Permitted Bid or Competing Permitted Bid. In any of the above cases, the Separation Time can be such later time as may from time to time be determined by the Board of Directors acting in good faith. If a Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed never to have been made.

Permitted Bid

A Flip-in Event does not occur if a take-over bid is a Permitted Bid. A Permitted Bid is a Take-over Bid, made by means of a take-over bid circular, which, among other things:

(a) is made to all holders of record of common shares as registered on the books of the Company (other than the Offeror);

(b) contains, and the take-up and payment for common shares tendered or deposited is subject to, an irrevocable and unqualified condition that no common shares will be taken up or paid for pursuant to the Take-over Bid:

  (i) prior to the close of business on the 60th day following the date of the Takeover Bid; and

  (ii) unless at such date more than 50% of the then outstanding common shares held by Independent Shareholders have been deposited under the bid and not withdrawn;

(c) contains irrevocable and unqualified provisions that, unless the Take-over Bid is withdrawn, all common shares may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for common shares under the bid and that all common shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date; and

(d) contains an irrevocable and unqualified provision that, if the condition referred to in clause (b) (ii) is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of common shares for a period of not less than 10 business days from the date of such public announcement.

The Rights Plan also provides for a "Competing Permitted Bid", which is a Take-over Bid made while another Permitted Bid is outstanding, that satisfies all of the requirements of a Permitted Bid other than the requirements of clause (b) (i). The Competing Permitted Bid must expire no earlier than the later of: (i) the date on which common shares may be taken up under the Permitted Bid which preceded the Competing Permitted Bid; and (ii) 35 days following the date of commencement of the Competing Permitted Bid.

Take-over Bid

A "Take-over Bid" is defined in the Rights Plan as an offer to acquire common shares or other securities convertible into common shares, where the common shares subject to the offer to acquire, together with the common shares into which the securities subject to the offer to acquire are convertible, and the Offeror's Securities, constitute in the aggregate 20% or more of the outstanding common shares at the date of the offer.

Waiver

If a potential Offeror does not wish to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a bid pursuant to a take-over bid circular on terms which the Board considers fair to all shareholders. In such circumstances, the Board may waive the application of the Rights Plan to the transaction, thereby allowing such bid to proceed without dilution to the Offeror, and the Board will be deemed to have waived the application of the Rights Plan to all other contemporaneous bids made by way of take-over bid circular. Waivers relating to take-over bids made otherwise than pursuant to a take-over bid circular delivered to all holders of common shares require approval of the shareholders, except in the case of inadvertent triggering of the application of the Rights Plan.

Amendments

The Company may from time to time make amendments to the Rights Agreement which are required in order to correct any clerical or typographical error or which are required to maintain the validity of the Rights Agreement as a result of any change in any applicable legislation, regulations or rules thereunder. The Company may also, prior to approval of the Rights Plan by the shareholders at the Meeting, supplement or amend the Rights Agreement without the approval of any holders of Rights or common shares to make any changes which the Board may deem necessary or desirable, provided that no such supplement or amendment shall be made to the provisions relating to the Rights Agent except with the concurrence of the Rights Agent. Any supplement, amendment or variance made after the date of approval of the Rights Plan but prior to the Separation Time may only be made with the prior consent of the Independent Shareholders, provided that no such supplement, amendment or variance shall be made to the provisions relating to the Rights Agent except with the concurrence of the Rights Agent. Any supplement or amendment made on or after the Separation Time may only be made with the prior consent of the holders of Rights, provided that no such supplement, amendment or variance shall be made to the provisions relating to the Rights Agent except with the concurrence of the Rights Agent. In addition, any amendment to the Rights Agreement is subject to the prior written consent of the TSX Venture Exchange.

Term

The Rights Plan became effective on March 23, 2006, and will terminate if not ratified by a resolution passed by a majority of greater than 50 per cent of the votes cast by independent holders of common shares who vote in respect of approval of the Rights Agreement at the Meeting. A shareholder will be considered "**independent**" and considered eligible to vote for this purpose as long as the shareholder has not commenced, or announced an intention to commence, a take-over bid for the Company's common shares and is not an associate or affiliate of, or acting jointly or in concert with, any other person who has done so. Unless earlier redeemed by the Board, the Rights expire on the close of the Company's 2011 annual meeting, unless reconfirmed at such meeting. If reconfirmed at the Company's 2011 annual meeting, unless earlier redeemed by the Board, the Rights Plan will expire at the close of the 2016 annual meeting.

2006 Amendments

The amendments to the Rights Agreement approved by the Board on March 23, 2006 are limited in number and effect. Arguably, the only such amendment which may be considered material is the reduction of the minimum deposit period for a Permitted Bid from 75 days to 60 days (see "Summary Description of the Rights Plan - Permitted Bid" above). At the time of the adoption of the Company's original shareholder rights plan, it was not unusual to have a minimum deposit period in excess of 60 days. However, the survey of recent plans which the Company's advisors carried out indicated that a 60-day minimum deposit period is much closer to the norm now, and that it is extremely rare to find a plan with a minimum deposit period in excess of 60 days. The other amendments include (i) replacing references to *Company Act* (British Columbia) with references to the *Business Corporations Act* (British Columbia), reflecting British Columbia's adoption in 2004 of the *Business Corporations Act* (British Columbia) to replace the *Company Act* (British Columbia); (ii) amendments of a technical nature designed to bring the Rights Plan up-to-date with respect to prevailing current practice; and (iii) the correction of certain typographical and similar errors.

Shareholder Approval

The shareholders of the Company will be asked to consider and, if thought appropriate, to approve, adopt and ratify an ordinary resolution in substantially the following form approving the Rights Plan:

"RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the Amended and Restated Shareholder Rights Plan, upon the terms and conditions set forth in the Amended and Restated Shareholder Rights Plan Agreement (the "Agreement") dated March 23, 2006, between GGL Diamond Corp. (the "Company") and Computershare Investor Services Inc., as Rights Agent, as the same may be amended prior to the date of the Annual and Special Meeting, is hereby approved, ratified and confirmed; and

2. any director or officer of the Company be and is hereby authorized to execute and deliver in the name of and on behalf of the Corporation all such certificates, instruments, agreements, notices and other documents and to do all such other acts and things as in the opinion of such person may be necessary or desirable in connection with the Agreement and the performance by the Company of its obligations thereunder."

The Board of Directors of the Company is of the view that passing the foregoing resolution is in the best interests of the Company and recommends that shareholders vote in favour of this ordinary resolution. Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of this ordinary resolution.

OTHER BUSINESS

Management of the Company knows of no matter to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. **However, if any other matters properly come before the Meeting, it is the intention of the Management Designees to vote the same in accordance with their best judgment of such matters.**

SHAREHOLDER PROPOSALS

ANY SHAREHOLDER WHO INTENDS TO PRESENT A PROPOSAL AT THE COMPANY'S 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS MUST SEND THE PROPOSAL TO THE COMPANY'S CORPORATE SECRETARY AT THE REGISTERED OFFICE OF THE COMPANY, 2800 - 666 BURRARD STREET, VANCOUVER, BC V6C 2Z7. IN ORDER FOR THE PROPOSAL TO BE INCLUDED IN THE COMPANY'S PROXY MATERIALS SENT TO THE SHAREHOLDERS, IT MUST BE RECEIVED BY THE COMPANY NO LATER THAN FEBRUARY 12, 2007 AND MUST COMPLY WITH THE REQUIREMENTS OF SECTION 188 OF THE *BUSINESS CORPORATIONS ACT* (BRITISH COLUMBIA). THE COMPANY IS NOT OBLIGATED TO INCLUDE ANY SHAREHOLDER PROPOSAL IN ITS PROXY MATERIALS FOR THE 2007 ANNUAL GENERAL MEETING IF THE PROPOSAL IS RECEIVED AFTER THE FEBRUARY 12, 2007 DEADLINE.

GENERAL

Unless otherwise directed, it is Management's intention to vote proxies in favour of the resolutions set forth herein. All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the shareholders.

ADDITIONAL INFORMATION

Additional information concerning the Company is available online at www.sedar.com. Financial information concerning the Company is provided in the Company's comparative financial statements and Management Discussion and Analysis for the financial year ended November 30, 2005.

Shareholders wishing to obtain a copy of such financial statements and Management's Discussion & Analysis may contact the Company as follows:

GGL Diamond Corp.
904 - 675 West Hastings Street
Vancouver, B.C. V6B 1N2
Telephone: 604.688.0546
Fax: 604.688.0378
www.ggldiamond.com

GGL Diamond Corp.


Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Annual and Special General Meeting to be held on May 12, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then any one registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. If the holder is a corporation, its name must be completed in the signature section of the proxy and the proxy must be signed by a duly authorized officer or attorney of the corporation and either the corporate seal affixed or the title of the duly authorized officer completed. Such a proxy must be voted by mail.
4. This proxy should be signed in the exact manner as the name appears on the proxy.
5. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
6. *The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.*
7. The securities represented by this proxy will be voted for or against or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
8. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies must be received by Computershare not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting (by 10:30 am, Pacific Time, on May 10, 2006) or any adjourned Meeting or may be delivered to the *chair of the Meeting prior to the commencement of the Meeting or an adjourned Meeting.*

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!


To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.


To Vote Using the Internet

- Go to the following web site:

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER | HOLDER ACCOUNT NUMBER | ACCESS NUMBER

00BY7B

Appointment of Proxyholder

The undersigned "Registered Shareholder" of GGL Diamond Corp. (the "Company") hereby appoints: Raymond A. Hrkac, President, or failing him, Nick DeMare, Secretary,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction and all other matters that may properly come before the Annual and Special General Meeting of GGL Diamond Corp. to be held at the Pan Pacific Vancouver Hotel, Gazebo II, 999 Canada Place, Vancouver, British Columbia on May 12, 2006 at 10:30 AM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

1. Determine Number of Directors

To determine the number of Directors at five (5).

For ☐ Against ☐

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2. Election of Directors

	For	Withhold
01. Raymond A. Hrkac	☐	☐
02. Nick DeMare	☐	☐
03. William Meyer	☐	☐
04. William Boden	☐	☐
05. Peter J. Dawes	☐	☐

3. Appointment of Auditors

To appoint Ernst & Young LLP, Chartered Accountants, as Auditors for the Company.

For ☐ Withhold ☐

4. Shareholder Rights Plan

To approve, adopt and ratify the ordinary resolution set out in the Circular relating to the Shareholder Rights Plan.

For ☐ Against ☐

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5. Stock Option Plan

To approve, adopt and ratify the ordinary resolution set out in the Circular relating to the 10% rolling stock option plan.

For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

GGL Diamond Corp.


Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Intermediary

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Voting Instruction Form ("VIF") - Annual and Special General Meeting to be held on May 12, 2006

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxy holder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).
4. *This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the* body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the person appointed under the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment thereof.
8. Should you wish to receive a legal form of proxy, please indicate in the space provided (please see reverse) and one will be sent to you by mail. Please remember that a legal proxy is subject to all the terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. *Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.*
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

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VIFs submitted must be received by Computershare by 10:30 am, Pacific Time, on May 10, 2006. Please refer to the Management Information Circular for further information.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!


To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.


To Vote Using the Internet

- Go to the following web site:

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, *you may choose one of the two voting methods outlined above to vote this VIF.*

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

00BY9B

Appointee(s)

I/We, being holder(s) of securities of GGL Diamond Corp. (the "Company") hereby appoint: Raymond A. Hrkac, President, or failing him, Nick DeMare, Secretary,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction and all other matters that may properly come before the Annual and Special General Meeting of GGL Diamond Corp. to be held at the Pan Pacific Vancouver Hotel, Gazebo II, 999 Canada Place, Vancouver, British Columbia on May 12, 2006 at 10:30 AM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

1. Determine Number of Directors

To determine the number of Directors at five (5).

For ☐ Against ☐

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2. Election of Directors

	For	Withhold
01. Raymond A. Hrkac	☐	☐
02. Nick DeMare	☐	☐
03. William Meyer	☐	☐
04. William Boden	☐	☐
05. Peter J. Dawes	☐	☐

3. Appointment of Auditors

To appoint Ernst & Young LLP, Chartered Accountants, as Auditors for the Company.

For ☐ Withhold ☐

4. Shareholder Rights Plan

To approve, adopt and ratify the ordinary resolution set out in the Circular relating to the Shareholder Rights Plan.

For ☐ Against ☐

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5. Stock Option Plan

To approve, adopt and ratify the ordinary resolution set out in the Circular relating to the 10% rolling stock option plan.

For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

MM / DD / YY

Mark this box if you wish to receive a legal form of proxy (see Note #8 on reverse). ☐

AR0 GGLQ

00BYAB

FINANCIAL STATEMENT REQUEST FORM

TO: GGL DIAMOND CORP.

I, the undersigned hereby certify that I am the owner of securities (other than debt instruments) of GGL Diamond Corp. (the "Company") and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements for the ensuing financial year.*

Tick one or both of the following options:

Annual Financial Statements & MD & A ______

Quarterly Financial Statements & MD &A _____

You will not receive any financial statements for the ensuing financial year, if you do not complete and return this form.

Name: ________________________________

Address: ______________________________

____

City/Prov/State/ Postal Code: ________________________________

Preferred Method of Communication:

Email: ___________ or Mail: __________

Email Address: __________________________

Signature: _________________________ Date: ______________________

***Copies of previously issued and current annual and quarterly financial statements and related MD & A are available to the public on the SEDAR website at www.sedar.com.**

GGL Diamond Corp. will use the information collected solely for the purpose of mailing such financial statements to you and will treat your signature on this form as your consent to the above.

Please mail or fax this form to:

GGL Diamond Corp.
904 - 675 West Hastings Street
Vancouver, B.C. V6B 1N2
Fax: (604) 688-0378

AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT

MADE AS OF

MARCH 23, 2006

BETWEEN

GGL DIAMOND CORP.

AND

COMPUTERSHARE INVESTOR SERVICES INC.

AS RIGHTS AGENT

(amending and restating the Shareholder Rights Plan Agreement dated April 10, 2001)

TABLE OF CONTENTS

THIS AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT is made as of March 23, 2006 (amending and restating the Shareholder Rights Plan Agreement of the Company dated April 10, 2001).

BETWEEN:

GGL DIAMOND CORP., a company incorporated under the *Business Corporations Act* (British Columbia) (hereinafter referred to as the "Corporation")

OF THE FIRST PART

AND:

COMPUTERSHARE INVESTOR SERVICES INC., a company incorporated under the federal laws of Canada (hereinafter referred to as the "Rights Agent")

OF THE SECOND PART

WHEREAS on April 10, 2001, the Board of Directors of the Corporation approved, and the Corporation implemented, a shareholder rights plan (the "2001 Plan") with a five-year term expiring on April 10, 2006;

AND WHEREAS the Board of Directors of the Corporation has determined that it is in the best interests of the Corporation and all of its shareholders to amend and restate, effective March 23, 2006 the 2001 Plan (the shareholder rights plan as amended and restated shall be referred to as the "Rights Plan" or this "Agreement");

AND WHEREAS in order to implement the adoption of the Rights Plan, the Board of Directors has:

(a) authorized the issuance and distribution, effective as of the Record Time, of one Right in respect of each Common Share outstanding at the Record Time; and

(b) authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time;

AND WHEREAS each Right entitles the holder thereof, after the Separation Time but before the Expiration Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Corporation desires to confirm the appointment of the Rights Agent to act on behalf of the Corporation and the holders of Rights, and the Rights Agent is

willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, the preamble hereto forming an integral part hereof, the parties hereby agree as follows:

Article 1

INTERPRETATION

1.1 Certain Definitions

In this Agreement:

(a) "**Acquiring Person**" means any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term "Acquiring Person" shall not include:

(i) the Corporation or any Subsidiary or Affiliate of the Corporation;

(ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of any one or any combination of: (A) Voting Share Reductions; (B) Permitted Bid Acquisitions; (C) Exempt Acquisitions; (D) Convertible Security Acquisitions; or (E) Pro Rata Acquisitions; provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of any one or any combination of Voting Share Reductions, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions and, if thereafter, such Person, while such Person is the Beneficial Owner of 20% or more of the outstanding Voting Shares, becomes the Beneficial Owner of additional Voting Shares which result in an increase of such Person's Beneficial Ownership of Voting Shares by more than 1% of the number of such Voting Shares outstanding as at the time of acquisition (other than pursuant to one or any combination of Voting Share Reductions, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions), then, as of the date such Person becomes the Beneficial Owner of such additional outstanding Voting Shares, such Person shall be an "Acquiring Person";

(iii) for the period of ten days after the Disqualification Date, any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on paragraph 1.1(d)(v) solely because such Person makes or proposes to make

a Take-over Bid alone or acting jointly or in concert with any other Person;

(iv) an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares in connection with a distribution of securities; or

(v) any employee or executive or director stock ownership or other employee or executive or director benefit plan, or trust for the benefit of employees of the Corporation or any Subsidiary of the Corporation or any Person organized, appointed or established by the Corporation for or pursuant to the terms of any such plan or trust;

(b) "**Affiliate**", when used to indicate a relationship with a specified Person, means a Person that, directly or indirectly (including through one or more intermediaries), controls, is controlled by or is under common control with, such specified Person and a Person shall be deemed to be controlled by another Person if controlled in any manner whatsoever that results in control in fact by that person, whether directly or indirectly, and whether through securities ownership, a trust, a contract or otherwise;

(c) "**Associate**", when used to indicate a relationship with a specified Person, means:

(i) any body corporate, partnership or other organization of which such specified Person is an officer or partner;

(ii) any trust or other estate in which such specified Person has a substantial beneficial interest or as to which such specified Person serves as trustee or in a similar fiduciary capacity;

(iii) any relative of such specified Person if that relative has the same residence as such specified Person, or any person to whom such specified Person is married, or any person with whom such specified Person is living in a conjugal relationship outside marriage, or any relative of such spouse or other person if that relative has the same residence as such specified Person;

(iv) any Person who is a director of, officer of, partner in or trustee of such specified Person or of any body corporate, partnership or other organization which is an Affiliate or Associate of such specified Person; and

(v) any body corporate of which such specified Person beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attaching to all voting securities of the body corporate for the time being outstanding;

(d) A Person shall be deemed the "**Beneficial Owner**" of, and to have "**Beneficial Ownership**" of, and to "**Beneficially Own**":

(i) any securities as to which such Person, or any of such Person's Affiliates or Associates is the direct or indirect owner at law or in equity;

(ii) any securities as to which such Person or any of such Person's Affiliates or Associates has the right to become the owner at law or equity (within 60 days of the date of determination of Beneficial Ownership and whether or not on condition or the occurrence of any contingency) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pledges of securities in the ordinary course of business); and

(iii) any securities which are Beneficially Owned within the meaning of paragraphs (i) or (ii) of this definition by any other Person with which such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the "Beneficial Owner" or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

(iv) where such security has been, or has been agreed to be, deposited or tendered pursuant to a Lock-up Agreement, or is otherwise deposited or tendered to any Take-over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person referred to in paragraph (iii) of this definition, until such deposited or tendered security has been unconditionally accepted for payment or exchange or taken up and paid for, whichever shall first occur;

(v) because such Person, any of such Person's Affiliates or Associates or any other Person referred to in paragraph (iii) of this definition holds such security provided that:

A. the ordinary business of such person (the "Investment Manager") includes the management of investment funds for others (which others, for greater certainty, may include and be limited to one or more employee benefit plans or pension plans) and such security is held in the ordinary course of such business in the performance of the duties of the Investment Manager for the account of any other Person (the "Client");

B. such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable law and, as such, acts as trustee or administrator or in a similar capacity in relation to the

estates of deceased or incompetent Persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and holds such security in the ordinary course of such duties for the estate of any such Estate Accounts or for such Other Accounts;

C. such Person is a Crown agent or agency (in this definition, the "Crown Agency");

D. the Person is established by statute for purposes that include, and the ordinary business or activity of such Person (in this definition, a "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies and the Statutory Body holds such security for the purposes of its activities as such; or

E. the Person (in this definition, an "Administrator") is the administrator or trustee of one or more pension funds or plans (each, in this definition, a "Plan") registered under the laws of Canada or any province thereof or the corresponding laws of the jurisdiction by which such Plan is governed or is such a Plan and the Administrator or Plan holds such security for the purposes of its activities as such;

but only if the Investment Manager, the Trust Company, the Crown Agent, the Statutory Body, the Administrator or the Plan, as the case may be, is not then making and has not announced a current intention to make a Take-over Bid, other than an Offer to Acquire Common Shares or other securities pursuant to a distribution by the Corporation or by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or an organized over-the-counter market, alone or by acting jointly or in concert with any other Person;

(vi) because such Person:

A. is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security;

B. has an Estate Account or an Other Account with the same Trust Company as another Person on whose account the Trust Company holds such security; or

C. is a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(vii) because such Person:

A. is a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager;

B. has an Estate Account or an Other Account with a Trust Company and such security is owned at law or in equity by the Trust Company; or

C. is a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(viii) because such Person is the registered holder of securities as a result of carrying on the business of, or acting as nominee for, a securities depositary;

(e) "**Board of Directors**" means the board of directors of the Corporation or any duly constituted and empowered committee thereof;

(f) "***Business Corporations Act*** **(British Columbia)**" means the *Business Corporations Act* (British Columbia), as amended from time to time, and the regulations made thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(g) "**Business Day**" means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;

(h) "**Canadian Dollar Equivalent**" of any amount which is expressed in United States dollars means, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S. - Canadian Exchange Rate in effect on such date;

(i) "**close of business**" on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the Vancouver office of the principal transfer agent for the Common Shares (or, after the Separation Time, the Vancouver office of the Rights Agent) is closed to the public;

(j) "**Common Shares**" means the common shares without par value in the capital of the Corporation and any other shares in the capital of the Corporation into which such shares may be subdivided, consolidated, reclassified or changed; provided, however, that "common shares", when used with reference to any Person other than the Corporation, shall mean the class or classes of shares (or similar equity interest) with the greatest per share voting power entitled to vote generally in the election of all directors of such other Person;

(k) "**Competing Permitted Bid**" means a Take-over Bid that:

(i) is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid (in this definition, the "Prior Bid");

(ii) satisfies all the provisions of the definition of a Permitted Bid other than the requirements set out in clause 1.1(jj)(ii)(A)(1) of the definition of Permitted Bid; and

(iii) contains, and the take-up and payment for securities tendered or deposited thereunder are subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date that is no earlier than the later of (A) the earliest date on which Voting Shares may be taken up or paid for under any Prior Bid in existence at the date of such Take-over Bid and (B) the last day on which the Take-over Bid must be open for acceptance after the date of such Take-over Bid under applicable Canadian provincial securities legislation;

(l) "**controlled**": a corporation is "**controlled**" by another Person or two or more Persons if:

(i) securities entitled to vote in the election of directors carrying more than 50 percent of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other Person or Persons; and

(ii) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation,

and "**control**", "**controls**" and "**controlling**" shall be interpreted accordingly;

(m) "**Convertible Securities**" means at any time any securities issued by the Corporation (including rights, warrants and options but other than the Rights) carrying any purchase, exercise, conversion or exchange right, but pursuant to which the holder thereof may acquire Voting Shares or other securities which are convertible into or exercisable or exchangeable for Voting Shares (in each case, whether such right is exercisable immediately or exercisable after a specified period and whether or not on condition or the happening of any contingency);

(n) "**Convertible Security Acquisition**" means the acquisition of Common Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition;

(o) "**Co-Rights Agent**" has the meaning ascribed thereto in subsection 4.1(a);

(p) "**Disqualification Date**" means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report or filing made or filed pursuant to Section 111 of the *Securities Act* (British Columbia), Section 176 of the *Securities Act* (Alberta) (both of the foregoing provisions as modified by Canadian Securities Administrators National Instrument 62-103 ("NI 62-103")) or Sections 13(d) or 14 under the *1934 Exchange Act*) that any Person has made or proposes to make a Take-over Bid alone or acting jointly or in concert with any other Person;

(q) "**Dividend Reinvestment Acquisition**" means an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan;

(r) "**Dividend Reinvestment Plan**" means a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to holders of its securities where such plan permits the holder to direct that some or all of:

(i) dividends paid in respect of shares of any class of the Corporation;

(ii) proceeds of redemption of shares of the Corporation;

(iii) interest paid on evidences of indebtedness of the Corporation; or

(iv) optional cash payments;

be applied to the purchase from the Corporation of Common Shares;

(s) "**Election to Exercise**" has the meaning ascribed thereto in subsection 2.2(d);

(t) "**Exempt Acquisition**" means a share acquisition:

(i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of subsection 5.1(d), 5.1(e) or 5.1(f);

(ii) which was made on or prior to the Record Time;

(iii) which was made pursuant to a Dividend Reinvestment Plan;

(iv) pursuant to the receipt or exercise of rights issued by the Corporation to all the holders of the Common Shares to subscribe for or purchase Common Shares or Convertible Securities, provided that such rights are acquired directly from the Corporation and not from any other Person;

(v) pursuant to a distribution by the Corporation of Common Shares or Convertible Securities made pursuant to a prospectus; or

(vi) pursuant to a distribution by the Corporation of Common Shares or Convertible Securities by way of a private placement by the Corporation or upon the exercise by an individual employee of stock options granted under a stock option plan of the Corporation or rights to purchase securities granted under a share purchase plan of the Corporation, where

A. all necessary stock exchange approvals for such private placement, stock option plan or share purchase plan have been obtained and such private placement, stock option plan or share purchase plan complies with the terms and conditions of such approvals; and

B. such Person does not become the Beneficial Owner of more than 25% of the Common Shares of the Corporation outstanding immediately prior to the distribution, and in making this determination the Common Shares to be issued to such Person in the distribution shall be deemed to be held by such Person but shall not be included in the aggregate number of outstanding Common Shares immediately prior to the distribution;

(u) "**Exercise Price**" means the price at which a holder may purchase the securities issuable upon exercise of one whole Right and, until adjustment thereof in accordance with the terms hereof, the Exercise price shall be equal to thirty ($30) dollars;

(v) "**Expansion Factor**" has the meaning ascribed thereto in subsection 2.3(a);

(w) "**Expiration Time**" means the earlier of:

(i) the Termination Time; or

(ii) the close of the annual general meeting of the shareholders of the Corporation held in 2011 (the "2011 AGM"), or if this Agreement is reconfirmed at the 2011 AGM pursuant to Section 5.16, the close of the annual general meeting of the shareholders of the Company held in 2016 (the "2016 AGM");

(x) "**Flip-in Event**" means a transaction in or pursuant to which any Person becomes an Acquiring Person;

(y) "**holder**" has the meaning ascribed thereto in Section 2.8;

(z) "**Independent Shareholders**" means holders of Voting Shares other than;

(i) any Acquiring Person;

(ii) any Offeror;

(iii) any Associate or Affiliate of any Acquiring Person or Offeror;

(iv) any Person acting jointly or in concert with any Acquiring Person or any Offeror; and

(v) any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees of the Corporation or any Subsidiary of the Corporation but excluding in any event a plan or trust in respect of which the employee directs the manner in which the Voting Shares are to be voted and directs whether the Voting Shares be tendered to a Take-over Bid;

(aa) "**Lock-up Agreement**" means an agreement between a Person and one or more holders of Voting Shares or Convertible Securities (each a "Locked-up Person") (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation) not later than the date the Lock-up Bid (as defined below) is publicly announced or, if the Lock-up Bid has been made prior to the date on which such agreement is entered into, forthwith, and in any event not later than the date of such agreement), pursuant to which each such Locked-up Person agrees to deposit or tender Voting Shares or Convertible Securities (or both) to a Take-over Bid (the "Lock-up Bid") made or to be made by the Person or any of such Person's Affiliates or Associates or any other Person referred to in Clause (iii) of the definition of Beneficial Owner; provided that:

(i) the agreement:

A. permits the Locked-up Person to terminate its obligation to deposit or tender, and permits the Locked-up Person to withdraw if already deposited or tendered, the Voting Shares or Convertible Securities (or both) from the Lock-up Bid in order to tender or deposit such securities to another Take-over Bid or to support another transaction that is more favourable than the Lock-up Bid; or

B. (1) permits the Locked-up Person to terminate its obligation to deposit or tender, and permits the Locked-up Person to withdraw if already deposited or tendered, the Voting Shares or Convertible Securities from the agreement in order to tender or deposit the Voting Shares or Convertible Securities to another Take-over Bid, or to support another transaction that provides for a consideration for each Voting Share or Convertible Security that exceeds by as much as or more than a specified amount (the "Specified Amount") the consideration for each Voting Share or Convertible Security contained in or proposed to be contained in, and is made for at least the same number of Voting Shares or Convertible Securities as, the Lock-up Bid; and

(2) does not by its term provide for a Specified Amount that is greater than 7% over the consideration for each Voting Share or Convertible Security contained in or proposed to be contained in the Lock-up Bid;

and, for greater clarity, the agreement may contain a right of first refusal or permit a period of delay to give such Person an opportunity to at least match a higher consideration in another Take-over Bid and may provide for other similar limitation on a Locked-up Person's right to withdraw Voting Shares or Convertible Securities (or both) from the agreement, as long as the Locked-Up Person can accept another bid or tender to another transaction; and

(ii) no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

A. the cash equivalent of $2^1/_2$% of the price or value payable under the Lock-up Person; and

B. 50% of the amount by which the price or value payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid,

are payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Voting Shares or Convertible Securities (or both) to the Lock-up Bid, withdraws Voting Shares or Convertible Securities (or both) previously tendered thereto or supports another transaction.

(bb) "**Market Price**" per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 shall have caused the closing price in respect of any Trading Day used to determine the Market Price not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(i) the closing board lot sale price or, if no such sale takes place on such date, the average of the closing bid and asked prices, as reported by the principal Canadian stock exchange on which such securities are listed or admitted to trading; or

(ii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the closing board lot sale price or, if no such sale takes place on such date, the average of the closing bid and asked prices, as reported by the principal national United States securities exchange or quotation system on which such securities are listed or admitted to trading; or

(iii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or quotation system, the last quoted price, or if not so quoted, the average of the high bid and low asked prices for each share of such securities in the over-the-counter market, as reported by any reporting system then in use (as determined by the Board of Directors); or

(iv) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or quotation system or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities, selected by the Board of Directors;

provided, however, that if for any reason none of such prices is available on any such date, the closing price per share of such securities on such date shall mean the fair value per share of such securities on such date as determined by a nationally or internationally recognized Canadian investment dealer or investment banker with respect to the fair value per share of such securities. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in United States dollars, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof on the relevant Trading Day.

Notwithstanding the foregoing, where the Board of Directors is satisfied that the Market Price of securities as determined herein was affected by an anticipated or actual Take-over Bid or by improper manipulation, the Board of Directors may, acting in good faith, determine the Market Price of securities, such determination to be based on a finding as to the price at which a holder of securities of that class could reasonably have expected to dispose of his, her or its securities immediately prior to the relevant date excluding any change in price reasonably attributable to the anticipated or actual Take-over Bid or to the improper manipulation;

(cc) "***1933 Securities Act***" means the *Securities Act of 1933* of the United States, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(dd) "***1934 Exchange Act***" means the *Securities Exchange Act of 1934* of the United States, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(ee) "**Nominee**" has the meaning ascribed thereto in subsection 2.2(c);

(ff) "**Offer to Acquire**" shall include:

(i) an offer to purchase, or a solicitation of an offer to sell, Voting Shares or Convertible Securities, and

(ii) an acceptance of an offer to sell Voting Shares or Convertible Securities, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(gg) "**Offeror**" means a Person who has announced an intention to make or who has made a Take-over Bid (including a Permitted Bid or Competing Permitted Bid but excluding an Offer to Acquire made by an Investment Manager, Trust Company, Crown Agency, Statutory Body, Administrator or Plan referred to clause 1.1(d)(v) of the definition of Beneficial Owner pursuant to a distribution by the Corporation or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) in the circumstances contemplated in clause 1.1(d)(v)) but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired;

(hh) "**Offeror's Securities**" means the Voting Shares Beneficially Owned by an Offeror on the date of an Offer to Acquire;

(ii) "**ordinary course dividends**" means cash dividends paid in any fiscal year of the Corporation to the extent that such cash dividends, in the aggregate, do not exceed the greatest of:

(i) 200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

(ii) 300% of the arithmetic mean of the aggregate amounts of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years; and

(iii) 100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year;

(jj) "**Permitted Bid**" means a Take-over Bid made by an Offeror by way of a take-over bid circular which also complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of record of Voting Shares wherever resident as registered on the books of the Corporation, other than the Offeror;

(ii) the Take-over Bid contains, and the take up and payment for securities tendered or deposited thereunder shall be subject to, irrevocable and unqualified conditions that:

A. no Voting Shares will be taken up or paid for pursuant to the Take-over Bid:

1 prior to the close of business on a date which is not earlier than the sixtieth (60th) day following the date of the Take-over Bid; and

2 unless at such date more than 50% of the Voting Shares held by Independent Shareholders have been deposited pursuant to the Take-over Bid and not withdrawn;

B. unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time prior to the close of business on the date of first take-up or payment described in subparagraph (ii)(A)(1) of this definition and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date; and

C. if the condition set forth in subparagraph (ii)(A)(2) is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such public announcement;

provided that:

(I) if a Take-over Bid constitutes a Competing Permitted Bid, the term "Permitted Bid" shall also mean the Competing Permitted Bid;

(II) a Permitted Bid will cease to be a Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition; and that, at such time, any acquisition of Voting Shares made pursuant to such Permitted Bid, including any acquisition of Voting Shares theretofore made, will cease to be a Permitted Bid Acquisition;

(kk) "**Permitted Bid Acquisition**" means an acquisition made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ll) "**Person**" shall include any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, body corporate, corporation, unincorporated organization or association, syndicate, government and its agencies or other entity or group, whether or not having legal personality and any of the foregoing acting in any derivative, representative or fiduciary capacity;

(mm) "**Pro Rata Acquisition**" means an acquisition by a person of Beneficial Ownership of Voting Shares as a result of: a Dividend Reinvestment Acquisition; a stock dividend, a stock split or other event pursuant to which a Person becomes Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of Voting Shares; the acquisition or exercise by such Person of rights to purchase Voting Shares distributed to such Person in the course of a distribution to all holders of Voting Shares pursuant to a rights offering or pursuant to a prospectus; or a distribution of Voting Shares or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or a distribution by way of a private placement; provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible into or exchangeable for Voting Shares, so offered than the Person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition;

(nn) "**Record Time**" means 4:00 p.m. (Vancouver time) on April 10, 2001;

(oo) "**Redemption Price**" has the meaning ascribed thereto in subsection 5.1(a);

(pp) "**Right**" means a right to purchase a Common Share, upon the terms and subject to the conditions set forth in this Agreement;

(qq) "**Rights Agent**" means Computershare Investor Services Inc., the rights agent appointed by the Corporation to act as agent for the Corporation in accordance with the terms and conditions of this Agreement;

(rr) "**Rights Certificate**" has the meaning ascribed thereto in subsection 2.2(c) and shall be in substantially the form set out in Exhibit A to this Agreement;

(ss) "**Rights Registrar**" means Computershare Investor Services Inc., the registrar for the Rights appointed pursuant to subsection 2.6(a) of this Agreement;

(tt) "**Rights Register**" has the meaning ascribed thereto in subsection 2.6(a);

(uu) "***Securities Act* (Alberta)**" shall mean the *Securities Act,* R.S.A. 2000, c. S-4, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(vv) "***Securities Act* (British Columbia)**" shall mean the *Securities Act,* R.S.B.C. 1996, c. 418, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(ww) "**Separation Time**" means the close of business on the tenth Trading Day after the earlier of:

(i) the Stock Acquisition Date;

(ii) the date of the commencement of or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or Competing Permitted Bid); and

(iii) the date upon which a Take-over Bid ceases to be a Permitted Bid or Competing Permitted Bid;

or such later time as may be determined by the Board of Directors (or any committee of the Board of Directors so designated by the Board of Directors) acting in good faith provided that, if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time, and further provided that:

A. if any Take-over Bid referred to in paragraph (ii) of this definition expires, or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made; and

B. if the Board of Directors determines pursuant to subsection 5.1(d), (e) or (f) to waive the application of Section 3.1 to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred;

(xx) "**Special Meeting**" means a special meeting (including a combined annual and special meeting) of the holders of Voting Shares called by the Board of Directors for the purpose of:

(i) ratifying the distribution and continued existence of the Rights in accordance with Section 5.15; or

(ii) approving an amendment, variation or rescission of any of the provisions of this Agreement pursuant to subsections 5.4(b), 5.4(c) or 5.4(e);

(yy) "**Stock Acquisition Date**" means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report or filing made or filed pursuant to Section 111 of the *Securities Act* (British Columbia), Section 176 of the *Securities Act* (Alberta) (both of the foregoing provisions as modified by NI 62-103) or Sections 13(d) or 14 of the *1934 Exchange Act*) by the Corporation or an Acquiring Person indicating that a Person has become an Acquiring Person;

(zz) "**Subsidiary**": a corporation shall be deemed to be a Subsidiary of another corporation if:

(i) it is controlled by:

A. that other; or

B. that other and one or more corporations each of which is controlled by that other; or

C. two or more corporations each of which is controlled by that other; or

(ii) it is a Subsidiary of a corporation that is that other's Subsidiary;

(aaa) "**Take-over Bid**" means an Offer to Acquire Voting Shares or other securities if, assuming the Voting Shares or other securities subject to the Offer to Acquire are acquired at the date of the Offer to Acquire by the Person making the Offer to Acquire, such Voting Shares (including all Voting Shares that may be acquired upon exercise of all rights of conversion, exchange or purchase attaching to the other securities) together with the Offeror's Securities would constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire;

(bbb) "**Termination Time**" means the time at which the right to exercise Rights shall terminate pursuant to Sections 5.1 or 5.15;

(ccc) "**Trading Day**", when used with respect to any securities, means a day on which the principal Canadian stock exchange or United States securities exchange or quotation system on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange or United States securities exchange or quotation system, a Business Day;

(ddd) "**U.S. - Canadian Exchange Rate**" means, on any date:

(i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate, and

(ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith, and

(eee) "**Canadian – U.S. Exchange Rate**" means, on any date:

(i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one Canadian dollar into United States dollars, such rate, and

(ii) in any other case, the rate for such date for the conversion of one Canadian dollar into Unites States dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith;

(fff) "**U.S. Dollar Equivalent**" of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the Canadian-U.S. Exchange Rate in effect on such date;

(ggg) "**Voting Shares**" means the Common Shares and any other shares of capital stock or voting interests of the Corporation entitled to vote generally in the election of all directors; and

(hhh) "**Voting Share Reduction**" means an acquisition or redemption by the Corporation or a Subsidiary of the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding or which may be voted, increases the proportionate number of Voting Shares Beneficially Owned by any Person.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3 Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs and subparagraphs and the insertion of headings, subheadings and a table of contents are for

convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 References to Agreement

References to "this Agreement", "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this Agreement, as amended or supplemented from time to time, and not to any particular Article, Section, subsection, paragraph, subparagraph or other provision hereof and include any and every instrument supplemental or ancillary hereto. Unless the context otherwise requires, references in this Agreement to an Article, Section, subsection, paragraph, subparagraph or Exhibit by number, letter or otherwise refer to the Article, Section, subsection, paragraph, subparagraph or Exhibit, respectively, bearing that designation in this Agreement.

1.5 Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

For purposes of this Agreement, the percentage of outstanding Voting Shares Beneficially Owned by any Person shall be and be deemed to be the product determined by the formula:

$$100 \times \frac{A}{B}$$

where:

A = the number of votes for the election of all directors generally attaching to the outstanding Voting Shares Beneficially Owned by such Person; and

B = the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

For the purpose of the foregoing formula, where any person is deemed to Beneficially Own unissued Voting Shares which may be acquired pursuant to Convertible Securities, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares Beneficially Owned by such Person in both the numerator and the denominator, but no other unissued Voting Shares which may be acquired pursuant to any other outstanding Convertible Securities shall, for the purposes of that calculation, be deemed to be outstanding.

1.6 Acting Jointly or in Concert

For purposes of this Agreement, a Person is acting jointly or in concert with every other Person who is a party to any agreement, commitment or understanding, whether formal or informal and whether or not in writing, with the first mentioned Person for the purpose of acquiring or offering to acquire Voting Shares (other than customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pursuant to pledges of securities in the ordinary course of business).

1.7 Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

Article 2

THE RIGHTS

2.1 Issuance and Evidence of Rights; Legend on Common Share Certificates

(a) The Corporation shall issue one Right in respect of each Common Share outstanding at the Record Time and one Right in respect of each Common Share which may be issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time in accordance with the terms hereof. Notwithstanding the foregoing, the Corporation may, after the Separation Time but prior to the Expiration Time, issue one Right in respect of each Common Share which is issued after the Record Time pursuant to the exercise of Convertible Securities which are outstanding at the Stock Acquisition Date.

(b) Certificates representing Common Shares issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence, in addition to the Common Shares, one Right for each Common Share evidenced thereby and shall have impressed on, printed on, written on or otherwise affixed to them a legend in the following (or substantially similar) form:

> "Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in the Amended and Restated Shareholder Rights Plan Agreement made as of March 23, 2006 (the "Rights Agreement"), between GGL Diamond Corp. (the "Corporation") and Computershare Investor Services Inc., as rights agent, as amended from time to time, the terms of which are hereby incorporated herein by reference and a copy of which may be inspected during normal business hours at the principal office of the Corporation. Under certain circumstances, as set out in the Rights Agreement, the Rights may be amended, redeemed, may

> expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor."

and may also have impressed on, printed on, written on or otherwise affixed to them, where and when required, a French language version of the above legend. Certificates representing Common Shares that are issued and outstanding at the Record Time shall also evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a) Subject to adjustment as herein set forth (including without limitation any adjustment described in Article 3), each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price, one Common Share. Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

(b) Until the Separation Time:

(i) the Rights shall not be exercisable and no Right may be exercised; and

(ii) each Right will be evidenced by the certificate for the associated Common Share and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c) From and after the Separation Time and prior to the Expiration Time:

(i) the Rights shall be exercisable; and

(ii) the registration and transfer of the Rights shall be separate from and independent of Common Shares.

Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail or arrange to be mailed to each holder of record of Common Shares as of the Separation Time or who subsequently becomes a holder of record of Common Shares upon the exercise of rights attaching to Convertible Securities outstanding at the Stock Acquisition Date (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a "Nominee")), at such holder's address as shown by the

records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

A. a rights certificate ("Rights Certificate") representing the number of Rights held by such holder at the Separation Time and having such markers of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

B. a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in paragraphs (A) and (B) above in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Corporation to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Corporation may require such first mentioned Person to furnish such information and documents as the Corporation deems necessary.

(d) Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its principal office in the city of Vancouver, the Rights Certificate evidencing such Rights together with:

(i) an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate duly completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(ii) payment in cash or by certified cheque, banker's draft or money order payable to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery or Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate, which is accompanied by a completed Election to Exercise that does not indicate that such Right is null and void as

provided by subsection 3.1(b) and payment as set forth in subsection 2.2(d), the Rights Agent (unless otherwise instructed by the Corporation if the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i) requisition from the transfer agent for the Common Shares certificates representing the number of such Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii) after receipt of such certificate, deliver the Common Shares referred to in subclause 2.2 (e)(i) to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(iii) when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iv) when appropriate, after receipt of such cash, deliver the same to or to the order of the registered holder of the Rights Certificate; and

(v) tender to the Corporation all payments received on exercise of the Rights.

(f) If the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to Section 5.5) will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Corporation covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all securities delivered upon exercise of Rights shall, at the time of delivery of the certificates for such securities (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii) take all such action as may be necessary and within its power to comply with any applicable requirements of the *Business Corporations Act* (British Columbia), the *Securities Act* (British Columbia), the *Securities Act* (Alberta), the *1933 Securities Act*, the *1934 Exchange Act* and any other applicable laws in connection with the issuance and delivery of the Rights, the Rights Certificates and the issuance of any securities upon exercise of Rights;

(iii) use reasonable efforts to cause all securities issued upon exercise of Rights to be listed on the stock exchanges and/or quotation systems on which the

Common Shares were listed and traded immediately prior to the Stock Acquisition Date;

(iv) cause to be reserved and kept available out of its authorized and unissued classes of securities, the number of securities that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

(v) pay when due and payable any and all Canadian and, if applicable, United States, federal, provincial and state transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for securities in a name other than that of the holder of the Rights being transferred or exercised.

2.3 Adjustment to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a) If the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i) declare or pay a dividend on its Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) other than pursuant to any optional stock dividend program, dividend reinvestment plan or a dividend payable in Voting Shares in lieu of a regular periodic cash dividend;

(ii) subdivide or change the outstanding Common Shares into a greater number of Common shares;

(iii) combine or change the outstanding Common Shares into a smaller number of Common Shares; or

(iv) issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) in respect of, in lieu of or in exchange for existing Common Shares;

except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall

occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date such that:

A. if the Exercise Price and number of Rights outstanding are to be adjusted,

1 the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the "Expansion Factor") that a holder of one Common share immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof; and

2 each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor;

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, combination or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it; and

B. if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof.

If after the Record Time and prior to the Expiration Time the Corporation shall issue any securities other than Common Shares in a transaction of a type described in paragraphs 2.3(a)(i) or (iv), such securities shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

(b) If the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe

for Common Shares having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be adjusted to that price determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii) the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

If such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights or warrants are not so issued (or are issued but not exercised), the Exercise Price shall be adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury shares or otherwise) pursuant to any dividend or interest reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Corporation and/or the investment of periodic optional payments and/or employee benefit, stock option or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights or warrants by the Corporation; provided, however, that, in the case of any Dividend Reinvestment Plan, the right to purchase Common Shares is at a price per share of not less than 90 percent of the current market price per share (determined as provided in such plans) of the Common Shares.

(c) If the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for a distribution to all holders of Common

Shares (including any such distribution made in connection with a merger or amalgamation in which the Corporation is the continuing corporation) of evidences of indebtedness, cash (other than an ordinary course dividend or a dividend referred to in paragraph 2.3(a)(i)), assets or rights or warrants (excluding those referred to in subsection 2.3(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii) the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d) Each adjustment made pursuant to this Section 2.3 shall be made as of

(i) the payment or effective date for the applicable dividend, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to subsection (a) above; and

(ii) the record date for the applicable distribution, in the case of an adjustment made pursuant to subsection (b) or (c) above, subject to readjustment to reverse the same if such distribution shall not be made.

(e) Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one percent in the Exercise Price; provided, however, that any adjustments which by reason of this subsection 2.3(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 2.3 shall be made to the nearest cent or to the nearest hundredth of a share. Notwithstanding the first sentence of this subsection 2.3(e), any adjustment required by this Section 2.3 shall be made no later than the earlier of (i) three years from the date of the transaction which mandates such adjustment and (ii) the Termination Time. Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.3, the Corporation shall:

(i) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

(ii) promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights.

(f) If the Corporation shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in paragraph (a)(i) or (a)(iv) above, if the Board of Directors acting in good faith determines that the adjustments contemplated by subsections (a), (b) and (c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding subsections (a), (b) and (c) above, but subject to the prior consent of the holders of Common Shares or Rights obtained in accordance with Section 5.4, such adjustments, rather than the adjustments contemplated by subsections (a), (b) and (c) above, shall be made. The Corporation and the Rights Agent shall have authority without the approval of the holders of the Common Shares or the holders of Rights to amend this Agreement as appropriate to provide for such adjustments.

(g) Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right, all subject to further adjustment as provided herein.

(h) Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(i) In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to

receive such additional shares (fractional or otherwise) or securities upon the occurrence of the event requiring such adjustment.

(j) Notwithstanding anything in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that the Board of Directors shall in good faith determine to be advisable in order that any (i) consolidation or subdivision of the Common Shares, (ii) issuance wholly or in part for cash of any Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares, (iii) stock dividends or (iv) issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Corporation to holders of its Common Shares shall not be taxable to such shareholders.

(k) The Corporation covenants and agrees that, after the Separation Time, it will not, except as permitted by Section 5.1 or Section 5.4, take (or permit any Subsidiary of the Corporation to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(l) If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1, the adjustment provided for in this Section 2.3 shall be in addition to and shall be made prior to, any adjustment required pursuant to Section 3.1.

(m) If the Corporation shall at any time after the Record Time and prior to the earlier of the Separation Time and the Expiration Time issue any Common Shares otherwise than in a transaction referred to in subsection 2.3(a) each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such share.

2.4 Date on Which Exercise is Effective

Each Person in whose name any certificate for Common Shares or other securities, property or assets, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, property or assets, if applicable, represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with subsection 2.2(d) hereof (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such Common Shares or other securities, property or assets on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5 Execution, Authentication, Delivery and Dating of Rights Certificates

(a) The Rights Certificates shall be executed on behalf of the Corporation by any two of its directors and/or senior officers. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b) Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent in writing of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and send such Rights Certificates to the holders of the Rights pursuant to subsection 2.2(c). No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 Registration, Registration of Transfer and Exchange

(a) After the Separation Time, the Corporation will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the "Rights Registrar") for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. If the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

(b) After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsections 2.6(d) and 3.1(b), the Corporation will execute, and the Rights Agent will manually countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(c) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

2.7 Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii) such security or indemnity as may be reasonably required by them in their sole discretion to save each of them and any of their agents harmless,

then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a *bona fide* purchaser, the Corporation shall execute and upon the Corporation's request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all benefits of this Agreement equally and proportionately with any and all other Rights duly issued by the Corporation.

2.8 Persons Deemed Owners

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

2.9 Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10 Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b) that, prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share;

(c) that after the Separation Time, the Rights Certificate will be transferable only upon registration of the transfer on the Rights Register as provided herein;

(d) that, prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share Certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e) that such holder of Rights has waived his, her or its right to receive any fractional Rights or any fractional shares upon exercise of a Right (except as provided herein);

(f) that, subject to the provisions of Section 5.4 hereof, without the approval of any holder of Rights and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

(g) that notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Board of Directors nor the Rights Agent shall have any liability to any holder of a Right or any other Person as result of the inability of the Corporation, the Board of Directors or the Rights Agent to perform any of their obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree, notice of hearing or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation, or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise inhibiting or restraining performance of such obligation.

2.11 Rights Certificate Holder not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any of the rights, titles, benefits or privileges of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares or securities of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

Article 3

ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1 Flip-in Event

(a) Subject to subsections 3.1(b), 5.1(d), 5.1(e) and 5.1(f), if prior to the Expiration Time a Flip-in Event occurs, the Corporation shall take such action as shall be necessary to ensure and provide, within ten Business Days of such occurrence or

such longer period as may be required to satisfy the requirements of the applicable securities acts or comparable legislation of each of the provinces and territories of Canada and the states of the United States so that, except as provided below, each Right shall thereafter constitute the right to purchase from the Corporation, upon payment of the Exercise Price and otherwise exercising such Right in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such Right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after the Stock Acquisition Date an event of a type analogous to any of the events described in Section 2.3 has occurred).

(b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person); or

(ii) a transferee of Rights, direct or indirect, of an Acquiring Person (or of any Affiliate or Associate of an Acquiring Person or of any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person) who becomes a transferee in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person), that has the purpose or effect of avoiding paragraph 3.1(b)(i);

shall become null and void without any further action, and any holder of such Rights (including any transferee of, or other successor to, such Rights whether directly or indirectly) shall not have any right whatsoever to exercise such Rights under any provision of this Agreement and shall not have thereafter any right whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this subsection 3.1(b) and such Rights shall become null and void.

(c) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either paragraph 3.1(b)(i) or (ii) or transferred to any Nominee of any

such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain substantially the following legend:

> "The Rights represented by this Rights Certificate were Beneficially Owned by a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or a Person acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby are void in the circumstances specified in subsection 3.1(b) of the Rights Agreement."

and may also contain, where and when required, a French language version of such legend; provided that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so in writing by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in either paragraph 3.1(b)(i) or (ii).

(d) From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provision of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the *Business Corporations Act* (British Columbia), the *Securities Act* (British Columbia), the *Securities Act* (Alberta), the *1933 Securities Act*, the *1934 Exchange Act* and any other applicable laws in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(e) If, upon the occurrence of a Flip-In Event, the aggregate number of Common Shares issuable upon the exercise of all Rights then outstanding would exceed the aggregate number of Common Shares that the Corporation is then authorized to issue pursuant to its constating documents, the number of Common Shares acquirable pursuant to each Right shall, notwithstanding subsection 3.1(a), be reduced *pro rata* to the extent necessary such that the aggregate number of Common Shares issuable upon the exercise of all outstanding Rights does not then exceed the aggregate number of Common Shares that the Corporation is then authorized to issue pursuant to its constating documents, provided that any such *pro rata* reduction will not affect the Exercise Price or any other term of this Agreement relating to the Rights.

3.2 Fiduciary and other Statutory Duties of the Board of Directors of the Corporation

For clarification it is understood that nothing contained in this Article 3 shall be considered to affect the obligations of the Board of Directors to exercise its fiduciary and other statutory duties. Without limiting the generality of the foregoing, nothing contained herein shall

be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Shares reject or accept any Take-over Bid or take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the shareholders of the Corporation with respect to any Take-over Bid or otherwise) that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary and other statutory duties.

Article 4

THE RIGHTS AGENT

4.1 General

(a) The Corporation hereby appoints the Rights Agent to act as agent for the Corporation in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-Rights Agents ("Co-Rights Agents") as it may deem necessary or desirable. In the event that the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agents and the Co-Rights Agents shall be as the Corporation may determine. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, the reasonable expenses and counsel fees and other disbursements incurred by the Rights Agent in the administration and execution of this Agreement and the exercise and performance of its duties hereunder, including the reasonable fees and disbursements of any expert retained by the Rights Agent. The Corporation also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, costs, claims, actions, damages or expenses, incurred without negligence, bad faith or willful default on the part of the Rights Agent, for anything done or suffered or omitted to be done by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the performance of its duties hereunder, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation of the Rights Agent.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted to be done by it in connection with its acceptance, execution and administration of this Agreement in reliance upon any certificate for Voting Shares or Common Shares, or any Rights Certificate or certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be the genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c) The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent.

4.2 Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4. In case at the time each successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3 Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) the Rights Agent may consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken, suffered or omitted to be done by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Corporation (such approval not to

be unreasonably withheld), consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to rely in good faith on the advice of any such expert;

(b) whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proven and established by a certificate signed by a Person reasonably believed by the Rights Agent to be a director and/or senior officer of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c) the Rights Agent will be liable hereunder only for its own negligence, bad faith or willful misconduct;

(d) the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Voting Shares or Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;

(e) the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the authorization, execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.1(b)) or any adjustment required under the provisions of Section 2.3 or be responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common shares to be issued pursuant to this Agreement or any Rights or as to whether any Common shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f) the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and

other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g) the Rights Agent is hereby authorized and directed to accept written instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be a director and/or senior officer of the Corporation, and to apply to such individual for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in reliance upon instructions of any such individual;

(h) subject to compliance with applicable laws, the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and

(i) the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4 Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 90 days' notice (or such lesser notice as is acceptable to the Corporation) in writing delivered or mailed to the Corporation and to each transfer agent of Common Shares by registered or certified mail and to the holders of the Rights in accordance with Section 5.9. The Corporation may remove the Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail and to the holders of the Rights in accordance with Section 5.9. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent then the resigning Rights Agent or the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named

as Rights Agent without further act or deed; but upon payment of its outstanding fees and expenses the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for that purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and give notice thereof to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

Article 5

MISCELLANEOUS

5.1 Redemption and Waiver

(a) The Board of Directors acting in good faith may, with the prior consent of holders of Voting Shares or the holders of Rights given in accordance with subsection 5.1(j) or (k), as the case may be, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

(b) If the Board of Directors elects or is deemed to have elected to redeem the Rights, and, in circumstances where subsection 5.1(a) is applicable, such redemption is approved by the holders of Voting Shares or the holders of Rights in accordance with subsection 5.1(j) or (k), as the case may be, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(c) Within ten days after the Board of Directors electing or having been deemed to have elected to redeem the Rights, or, if subsection 5.1(a) is applicable within ten days after the holders of Voting Shares or the holders of Rights having approved a redemption of Rights in accordance with subsection 5.1(j) or (k), as the case may be, the Corporation shall give notice of redemption to the holders of the Rights in accordance with Section 5.9. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 5.1 or other than in connection with the purchase of Common Shares prior to the Separation Time.

If the Redemption Price payable to any holder of Rights includes a fraction of a cent, such Redemption Price shall be rounded up to the nearest cent.

(d) The Board of Directors acting in good faith may, prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, determine to waive the application of Section 3.1 to such particular Flip-in Event, provided that such Flip-in Event would occur by way of a Takeover Bid made by means of a takeover bid circular delivered to all holders of Voting Shares; further provided that if the Board of Directors waives the application of Section 3.1 to a such a Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Takeover Bid made by means of a takeover bid circular to all holders of Voting Shares which is made prior to the expiry of any Takeover Bid in respect of which a waiver is, or is deemed to have been, granted under this subsection 5.1(d).

(e) The Board of Directors acting in good faith may, with the prior consent of the holders of Voting Shares given in accordance with subsection 5.1(j), determine, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular delivered to all holders of Voting Shares and otherwise than in the circumstances set forth in subsection 5.1(f), to waive the application of Section 3.1 to such Flip-in Event. In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of shareholders called to approve such waiver.

(f) The Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this subsection 5.1(f) must be on the condition that such Person, within 10 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the "Disposition Date"), has reduced its Beneficial ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

(g) If a Person acquires Voting Shares pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition occurring under subsection 5.1(d), then

the Board of Directors shall, immediately upon the consummation of such acquisition and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

(h) Where a Take-over bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(i) Upon the Rights being redeemed pursuant to subsection 5.1(h), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(j) If a redemption of Rights pursuant to subsection 5.1(a) or a waiver of a Flip-in Event pursuant to subsection 5.1(e) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Corporation's Articles.

(k) If a redemption of Rights pursuant to subsection 5.1(a) or a waiver of a Flip-in event pursuant to subsection 5.1(e) is proposed at any time after the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's Articles and the *Business Corporations Act* (British Columbia) with respect to meetings of shareholders of the Corporation.

(l) The Corporation shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Board of Directors under this Section 5.1.

5.2 Expiration

No Person shall have any rights whatsoever pursuant to or arising out of this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in subsections 4.1(a) and (b).

5.3 Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4 Supplements and Amendments

(a) Without the approval of any holders of Voting Shares or Rights, the Corporation may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of the Agreement as a result of any change in any applicable legislation, regulatory requirements, regulations or rules thereunder. The Corporation may, prior to the date of the shareholders' meeting referred to in Section 5.15, supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such change, supplement or amendment.

(b) Subject to subsection 5.4(a), the Corporation may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time before the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at the Special Meeting.

(c) The Corporation may, with the prior consent of the holders of Rights obtained as set forth below, at any time on or after the Separation Time amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the

holders of Rights present or represented at and entitled to vote at a meeting of the holders and representing 50% plus one of the votes cast in respect thereof.

(d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to vote at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's Articles and the *Business Corporations Act* (British Columbia) with respect to meetings of shareholders of the Corporation.

(e) Any amendments made by the Corporation to this Agreement pursuant to subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, regulation or rule thereunder shall:

(i) if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in subsection 5.4(b) confirm or reject such amendment;

(ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in subsection 5.4(d) confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.5 Fractional Rights and Fractional Shares

(a) The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. In lieu of such fractional

Rights, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional Rights would otherwise be issuable an amount in cash equal to the same fraction of the Market Price of a whole Right determined on the date on which such fractional Right would otherwise be issuable.

(b) The Corporation shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. Fractions of Common Shares may, at the election of the Corporation, be evidenced by scrip certificates or in lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share at the date of such exercise.

5.6 Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective registered holders of the Rights; and any registered holder of any Rights, without the consent of the Rights Agent or of the registered holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce such holder's right to exercise such holder's Rights in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any person subject to, this Agreement.

5.7 Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, including but not limited to the approval of the TSX Venture Exchange. Notwithstanding any provision of this Agreement, any amendment to this Agreement will be subject to the prior written consent of the TSX Venture Exchange.

5.8 Unlawful Distributions

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada or the United States, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure that such compliance is not required, including, without limitation, establishing procedures for the issuance to a Canadian or United States resident trustee of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled

thereto (but reserving to the trustee or to the trustee and the Corporation, as the Corporation may determine, absolute investment discretion with respect thereto) and the sale thereof and remittance of proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which jurisdiction such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes. Notwithstanding the foregoing, to the extent that the issuance or delivery of the Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any such jurisdiction in which such issue or delivery would be so unlawful, such Rights or securities shall be issued and delivered to such Persons to the extent the same may be so issued and delivered in reliance upon applicable exemptions from registration requirements in such jurisdictions.

5.9 Notices

Any notice or demand authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, or sent by facsimile or other form of recorded electronic communication, charges prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

GGL Diamond Corp.
904 - 675 West Hastings Street
Vancouver, B.C. V6B 1N2

Attention: President
Facsimile: 604-688-0378

Any such notice or demand shall be deemed to have been received if delivered, on the date of delivery, or if sent by prepaid first class mail, on the fifth Business Day after mailing thereof, except in the case of interruption of regular mail service, in which case such notice shall be delivered, and on the day of telegraphing, telecopying or sending the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and, if not, on the first Business Day thereafter).

Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, or sent by facsimile or other form of recorded electronic communication, charges prepaid, addressed (until another address is filed in writing with the Corporation) as follows:

Computershare Investor Services Inc.
3rd Floor - 510 Burrard Street
Vancouver, B.C. V6C 3B9

Attention: Manager, Client Services
Facsimile: (604) 661-9401

Any such notice or demand shall be deemed to have been received if delivered, on the date of delivery, or if sent by prepaid first class mail, on the fifth Business Day after mailing thereof, except in the case of interruption of regular mail service, in which case such notice shall be delivered, and on the day of telegraphing, telecopying or sending the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and, if not, on the first Business Day thereafter).

Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for its Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. In the event of any interruption of mail service, such notice required or permitted to be given hereunder will be deemed to be sufficiently given by advertisement of such notice in daily newspapers published in each of the cities of Vancouver and Toronto.

5.10 Costs of Enforcement

The Corporation agrees that if the Corporation fails to fulfill any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his, her or its rights pursuant to this Agreement in any action, suit or proceeding in which a court of competent jurisdiction in a final non-appealable judgement has rendered judgement in favour of the holder.

5.11 Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

5.12 Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement. This Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.13 Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.14 Severability

If any Section, subsection, paragraph, subparagraph or other provision hereof or the application hereof to any circumstances or any right hereunder shall, in any jurisdiction and to any extent, be invalid or unenforceable, such Section, subsection, paragraph, subparagraph or other provision or such right shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining Sections, subsections, paragraphs, subparagraphs and other provisions hereof or rights hereunder in such jurisdiction or the application of such Section, subsection, paragraph, subparagraph or other provision or rights hereunder in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15 Effective Date

This Agreement is effective and in full force and effect in accordance with its terms from the date hereof. If this Agreement and its continued existence are not confirmed by resolution passed by a majority of the votes cast by holders of Common Shares who vote in respect of confirmation of this Agreement (other than any holder who does not qualify as an Independent Shareholder, with respect to all Common Shares Beneficially Owned by such Person) at a meeting of shareholders to be held not later than the date (the "2006 AGM Date") of the 2006 annual general meeting of shareholders of the Corporation (which date shall be no later than six months from the date of this Agreement), then this Agreement and any then outstanding Rights shall terminate and be void and of no further force and effect on and from that date which is the earlier of (a) the date of such meeting and (b) the 2006 AGM Date.

5.16 Reconfirmation

(a) Notwithstanding the confirmation of this Agreement and its continued existence pursuant to Section 5.15, this Agreement (as may be amended and restated) and its continued existence must be reconfirmed by a resolution passed by a majority of greater than 50% of the votes cast by all holders of Common Shares who vote in respect of such reconfirmation (other than any holder who does not qualify as an Independent Shareholder, with respect to all Common Shares Beneficially Owned by such Person) at the 2011 AGM. If the Agreement and its continued existence are not so reconfirmed or are not presented for reconfirmation at the 2011 AGM, this Agreement and all outstanding Rights shall terminate and be of no further force and effect on and from the close of the 2011 AGM; provided that termination shall not occur if a Flip-In Event has occurred (other than a Flip-In

Event in respect of which the application of section 3.1 has been waived pursuant to section 5.1) prior to the date upon which this Agreement would otherwise terminate pursuant to this subsection 5.16(a).

(b) Notwithstanding the reconfirmation of this Agreement at the 2011 AGM pursuant to subsection 5.16(a), this Agreement (as may be amended and restated) shall terminate on the earlier of the time at which the right to exercise Rights shall terminate pursuant to section 5.1 or the close of the 2016 AGM; provided that termination shall not occur if a Flip-In Event has occurred (other than a Flip-In Event in respect of which the application of section 3.1 has been waived pursuant to section 5.1) prior to the date upon which this Agreement would otherwise terminate pursuant to this subsection 5.16(b).

5.17 Determinations and Actions by the Board of Directors

The Board of Directors shall have the exclusive power and authority to administer and amend this Agreement and to exercise all rights and powers specifically granted to the Board of Directors or the Corporation, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to

(a) interpret the provisions of this Agreement; and

(b) make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to redeem or not to redeem the Rights or to amend the Agreement).

All actions, calculations and determinations (including, for purposes of Clause (ii) below, all omissions with respect to the foregoing) which are done or made by the Board of Directors in good faith, shall: (i) be final, conclusive and binding on the Corporation, the Rights Agent, the holders of the Rights and all other parties; and (ii) not subject the Board of Directors to any liability to the holders of the Rights.

5.18 Time of the Essence

Time shall be of the essence in this Agreement.

5.19 Execution in Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

5.20 Language

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s'y rattachent et/ou que en découlent soient redigés en langue anglaise.

The parties hereto have required that his Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in English.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

GGL DIAMOND CORP.

Per: ____________________

Per: Neil DeMare

COMPUTERSHARE INVESTOR SERVICES INC.

Per: ____________________

Per: ____________________

EXHIBIT A

[Form of Rights Certificate]

Certificate No. ____________

____________ Rights

THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR TRANSFEREES OF AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM MAY BECOME VOID WITHOUT ANY FURTHER ACTION.

Rights Certificate

This certifies that ____, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Amended and Restated Shareholder Rights Plan Agreement dated as of the 23rd day of March, 2006 (the "Rights Agreement") between GGL Diamond Corp., a corporation incorporated under the *Business Corporations Act* (British Columbia) (the "Corporation") and Computershare Investor Services Inc., a company incorporated under the federal laws of Canada, as rights agent (the "Rights Agent") (which term shall include any successor Rights Agent under the Rights Agreement), to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the Expiration Time (as such term is defined in the Rights Agreement), one fully paid common share of the Corporation (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed and submitted to the Rights Agent at its principal office in the city of Vancouver. Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price is thirty Canadian (CDN$30) dollars.

The Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part thereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the principal office of the Corporation and are available upon written request.

The Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights

Certificate or Rights Certificates of like tenor and the date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights now exercised. No fractional Common Shares will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made as provided in the Rights Agreement.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.0001 per Right, subject to adjustment in certain events, under certain circumstances at its option.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

The Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation and its corporate seal.

DATED: ____________________ **GGL DIAMOND CORP.**

Per: ________________________________

Per: ________________________________

Countersigned:

COMPUTERSHARE INVESTOR SERVICES INC.

Per: ________________________________
Authorized Signatory

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate)

FOR VALUE RECEIVED ______________________________ hereby sells, assigns and transfers unto

____

____

____

(please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ______________________________ attorney, to transfer the within Rights Certificate on the books of the within-named Corporation, with full power of substitution.

Date:______________________________ ______________________________

Signature

Signature Guarantee: (Signature must correspond to the name as written upon the face of the Rights Certificate, in every particular, without alteration or enlargement, or any change whatsoever).

Signature must be guaranteed by a member firm of a stock exchange in Canada, a registered national securities exchange in the United States, a member of the Investment Dealers Association of Canada or National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in Canada or the United States.

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(To be completed by the assignor if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert therewith. Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.

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Signature

____

(please print name of signatory)

(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE

TO:

The undersigned hereby irrevocably elects to exercise ______________________ whole Rights represented by the Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such shares be issued in the name of:

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____

____

Address

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Social Insurance, Social Security or Other Taxpayer Identification Number

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

____

____

____

Address

____

Social Insurance, Social Security or Other Taxpayer Identification Number

Date: ______________________ ______________________

Signature

Signature Guarantee: (Signature must correspond to the name as written upon the face of the Rights Certificate, in every particular, without alteration or enlargement, or any change whatsoever).

Signature must be guaranteed by a member firm of a stock exchange in Canada, a registered national securities exchange in the United States, a member of the Investment Dealers Association of Canada or National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in Canada or the United States.

(To be completed by the exercisor if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert therewith. Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.

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Signature

____
(please print name of Signatory)

NOTICE

In the event the Certificate set forth above in the applicable Forms of Assignment or Election is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof and, in the case of an Assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate. Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.